Filed Pursuant to Rule 424(b)(1)

Registration No. 333-113846

6,871,160 Shares

Ordinary Shares

This is an initial public offering of ordinary shares of Shopping.com Ltd.

Shopping.com Ltd. is offering 5,060,084 ordinary shares, and the selling shareholders identified in this prospectus are offering an additional 1,811,076 ordinary shares, to be sold in this offering. Shopping.com will not receive any proceeds from the sale of ordinary shares being sold by the selling shareholders.

Prior to this offering, there has been no public market for the ordinary shares. The ordinary shares have been approved for quotation on the Nasdaq National Market under the symbol “SHOP.”

See “ Risk Factors” beginning on page 9 to read about factors you should consider before buying the ordinary shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$18.00	$123,680,880.00
Underwriting discount	$1.26	$8,657,661.60
Proceeds, before expenses, to Shopping.com	$16.74	$84,705,806.16
Proceeds, before expenses, to the selling shareholders	$16.74	$30,317,412.24

To the extent that the underwriters sell more than 6,871,160 ordinary shares, the underwriters have the option to purchase up to an additional 1,030,674 shares from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on October 29, 2004.

Goldman, Sachs & Co.	Credit Suisse First Boston

Deutsche Bank Securities	Piper Jaffray

Prospectus dated October 25, 2004.

The Shopping.com Experience

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated, the terms “Shopping.com,” “the company,” “we,” “us” and “our” refer to Shopping.com Ltd., an Israeli company, together with its subsidiaries. This prospectus:

•	reflects a 1-for-4 reverse split of Shopping.com Ltd. ordinary shares that was effective upon the effective date of this offering;

•	reflects an initial public offering price of $18.00 per share;

•	reflects the conversion of all of our outstanding preferred shares into 16,857,911 ordinary shares effective upon the closing of this offering;

•	assumes that the underwriters do not exercise their option to purchase additional shares; and

•	assumes the automatic conversion, effective upon the closing of this offering, of an outstanding warrant to purchase preferred shares into a warrant to purchase ordinary shares.

Shopping.com Ltd.

We are a leading online comparison shopping service, attracting more unique visitors monthly than any other comparison shopping website. We help consumers make informed purchase decisions by enabling them to find the items they are looking for, compare products, prices and stores, and buy from among thousands of online merchants. We gather product and merchant data from across the Internet, organize and structure it into a comprehensive catalog, and present the resulting information to consumers in a user-friendly interface at our flagship destination, www.shopping.com, and our consumer reviews website, www.epinions.com. Our service is free for consumers. We generate revenues from merchants and other listings providers that pay us lead referral fees when consumers click through to merchant websites from listings on our service.

The Internet has transformed the way consumers and merchants buy and sell goods and services. Consumers shop online to take advantage of convenience, selection and savings, and merchants sell online to reach large audiences of potential customers. However, consumers have difficulty making sense of the large volume of information and choices available on the Internet, and merchants have difficulty targeting and measuring their online advertising efforts. Online comparison shopping services have emerged in recent years to address these difficulties.

We believe that Shopping.com provides consumers with a better way to shop online by enabling them to find, compare and buy products conveniently and efficiently. We gather data on millions of products from thousands of sources across the Internet to provide consumers with a single destination for shopping content. We organize and structure this content into our comprehensive and proprietary catalog of product and merchant information, couple it with detailed product and store reviews written by contributors to our Epinions website and present the results in a user-friendly interface. Consumers use our website’s Product Finder to compare products by brand, price and store, and by category-specific features, such as comparing digital cameras by megapixel resolution and sofas by type of material. Consumers use our website’s Store Finder to compare online stores by merchant rating, product availability, price, and tax and shipping fees. We obtain product and merchant data through automated feeds, website extraction and licensing arrangements.

We believe that Shopping.com provides merchants with a better way to sell online by enabling them to use online advertising to target consumers who are actively seeking information on products and services. Our comparison shopping content and functionality help consumers make informed purchase decisions, generating lead referrals that we believe are more likely to result in sales for our merchants. Merchants join our service with little upfront cost and pay us when we generate a referral or purchase for them. We provide measurement tools that enable merchants to manage their advertising campaigns. Merchants use our online Merchant Center to obtain product- and category-specific reports on lead referrals, cost-per-lead referral, and total marketing spend. Merchants may also use our online ROI Tracker to monitor the rate at which our lead referrals convert to sales, and to measure their return on investment on our service.

According to industry analyst comScore Media Metrix, in September 2004, Shopping.com had the largest U.S. audience of any property in the Comparison Shopping category, with 15 million unique visitors. In the same period, Shopping.com was the fourth-largest multi-category commerce destination overall, based on unique visitors, behind eBay, Amazon and Yahoo! Shopping, according to Nielsen//NetRatings. During 2003, we generated revenues from more than 200 million lead referrals to more than 6,000 merchants and other listings providers.

Our business objective is to grow profitably while pursuing our mission of helping shoppers everywhere use the power of information to find, compare and buy anything. Our strategies are:

•	Enhance product and technology. We believe that continuous improvement of our user experience is essential to providing the highest-quality service. We intend to develop new features and functionality that will further help consumers make informed purchase decisions and increase their loyalty to our service.

•	Increase brand awareness. We believe that heightened awareness of the Shopping.com brand will increase the number of consumers and merchants using our service. We plan to promote our brand primarily through online advertising delivered to consumers when they are in the process of researching purchases.

•	Broaden merchant services. We believe that providing merchants with free, easy-to-use resources to target, measure and optimize their online advertising campaigns is essential for our success. We intend to develop new processes and tools to enable merchants to maximize the benefits they receive from our service with minimal effort.

•	Expand internationally. We believe that our service can be extended internationally. We are developing an integrated technology platform to accommodate delivery of our service in multiple countries, languages and currencies. We intend to re-launch our current U.K. website under the Shopping.com brand later this year.

•	Add categories of products and services. We believe that our service can be applied to a broad range of retail products and services that have mass market appeal. We intend to use our methods for creating organized and structured shopping information and consumer-generated reviews in broadening the scope of our offering.

We face many risks, including those related to:

•	Our evolving industry. The rapid evolution of our industry makes it difficult for investors to evaluate our business prospects, and may result in significant declines in our share price.

•	Fluctuations in our financial results. Our financial results are likely to fluctuate significantly from period to period, including as a result of seasonal fluctuations, which makes them difficult to predict and could result in significant volatility in our share price.

•	Possible future losses. We may incur losses in future periods, which could reduce investor confidence and cause our share price to decline.

•	Deemed dividend. We incurred a deemed dividend in the amount of $10.5 million in connection with our June 2004 amendment of the conversion ratios of some classes of our preferred shares, and we expect to record an additional amount as a deemed dividend upon the closing of this offering. The additional deemed dividend, which will reduce our earnings per share or increase our net loss per share for the period in which this offering occurs, will be approximately $7.2 million.

•	Dependence on growth. If we fail to grow the number of consumers and merchants that use our service, our financial results will suffer.

•	Intense competition. We face intense competition, and if consumers and merchants forego the use of our service for those of our competitors, our revenues and financial results would suffer.

•	Concentration of revenue sources. Approximately 38% of our revenues in 2003 came from Google, which also competes with us, and a change in this relationship could harm our business.

We have a limited operating history, including a history of losses prior to 2003, and had an accumulated deficit of $157.5 million as of June 30, 2004.

Corporate Information

Our U.S. headquarters is located at 8000 Marina Boulevard, Fifth Floor, Brisbane, California 94005, and the telephone number there is (650) 616-6500. Our principal executive offices are located at 1 Zoran Street (P.O. Box 8393), Netanya 42504, Israel, and the telephone number there is 972-9-892-1000. We were incorporated in Israel in March 1997. Our principal website is www.shopping.com. The information available on our website and other information that can be accessed through it are not part of this prospectus.

The Offering

Ordinary shares offered:
Offered by Shopping.com	5,060,084 shares
Offered by selling shareholders	1,811,076 shares
Total shares offered	6,871,160 shares
Ordinary shares to be outstanding after this offering	27,813,271 shares

Use of proceeds

We will use the net proceeds from this offering for working capital and general corporate requirements. We may also use a portion of the net proceeds to fund acquisitions of or investments in businesses, products and technologies. We have not allocated specific amounts for any of these purposes. See “Use of Proceeds.” We will not receive any proceeds from the sale of ordinary shares by the selling shareholders.

Nasdaq National Market symbol	SHOP

The number of ordinary shares to be outstanding after this offering is based on 5,895,276 ordinary shares outstanding as of June 30, 2004, and assumes the conversion of all outstanding preferred shares into 16,857,911 ordinary shares.

The number of ordinary shares to be outstanding after this offering excludes:

•	3,138,794 ordinary shares issuable upon exercise of options outstanding at June 30, 2004, with a weighted average exercise price of $2.56 per share;

•	70,264 ordinary shares issuable upon exercise of an outstanding warrant with an exercise price of $18.68 per share;

•	318,669 ordinary shares available for issuance at June 30, 2004 under our 2003 Omnibus Stock Option and Restricted Stock Incentive Plan;

•	3,300,000 additional ordinary shares available for issuance under our newly-adopted option and employee stock purchase plans; and

•	up to 1,030,674 ordinary shares issuable upon exercise of the underwriters’ over-allotment option.

All references in this prospectus to “dollars” or “$” are to U.S. Dollars, to “NIS” are to New Israeli Shekels and to “British Pounds” are to British Pounds Sterling.

For a discussion of factors considered in determining the initial public offering price of our ordinary shares, see “Underwriting.”

Summary Consolidated Financial Data

The following tables summarize the consolidated financial data for our business. You should read these tables along with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

We derived the summary consolidated statements of operations data for 2001, 2002 and 2003, set forth below, from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2003 and 2004, and the consolidated balance sheet data as of June 30, 2004, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Please refer to Notes 2 and 18 of our notes to consolidated financial statements. Our historical results do not necessarily indicate results that may be expected for any future period.

	Years Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(Unaudited)
	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$12,698	$29,055	$67,039	$24,986	$42,337

Operating expenses:
Cost of revenues	6,372	3,685	3,331	1,453	2,251
Research and development	11,098	4,636	7,145	2,951	5,191
Sales and marketing	16,188	17,329	37,304	13,492	22,346
General and administrative	10,137	8,126	8,805	3,235	5,536
Stock-based compensation	114	13	2,495	—	2,358
Amortization of goodwill and other purchased intangible assets	42,336	—	500	164	353
Restructuring and other charges	9,517	—	1,019	—	617
Gain on sale of a consolidated subsidiary	(8,990)	—	—	—	—

Total operating expenses	86,772	33,789	60,599	21,295	38,652

(Loss) income from operations	(74,074)	(4,734)	6,440	3,691	3,685
Interest and other income (expense), net	730	(348)	640	122	185

(Loss) income before income taxes and minority interests	(73,344)	(5,082)	7,080	3,813	3,870
Provision for income taxes	—	—	(158)	(25)	(18)
Minority interest in losses of consolidated subsidiaries	490	—	—	—	—

Net (loss) income	(72,854)	(5,082)	6,922	3,788	3,852
Deemed dividend (1)	—	—	—	—	(10,500)

Net (loss) income attributable to ordinary shareholders	$(72,854)	$(5,082)	$6,922	$3,788	$(6,648)

Basic net (loss) income per share	$(18.50)	$(1.23)	$0.38	$0.24	$(1.17)
Diluted net (loss) income per share	$(18.50)	$(1.23)	$0.36	$0.23	$(1.17)
Weighted average number of ordinary shares used in computing basic net (loss) income per share (2)	3,939	4,124	4,375	4,098	5,685
Weighted average number of ordinary shares used in computing diluted net (loss) income per share	3,939	4,124	19,463	16,148	5,685
Pro forma deemed dividend (unaudited) (3)			$(17,679)		$(7,179)
Pro forma net loss attributable to ordinary shareholders (unaudited)			$(10,757)		$(13,827)
Pro forma basic net loss per share (unaudited)			$(0.56)		$(0.61)
Weighted average number of ordinary shares used in computing pro forma basic net loss per share (unaudited) (4)			19,135		22,542

	As of June 30, 2004
	Actual	Pro Forma As Adjusted (5)
	(Unaudited)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$30,483	$111,289
Working capital	29,581	110,387
Total assets	66,531	147,337
Total long-term obligations, less current portion	437	437
Total shareholders’ equity	53,841	134,647

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(Unaudited)
		(In thousands)
Consolidated Statements of Cash Flows Data:
Capital expenditures	$(183)	$(2,118)	$(2,102)	$(607)	$(3,666)
Cash flows from operating activities	(42,157)	(1,569)	15,073	8,542	7,011
Cash flows from investing activities	(350)	(1,806)	7,727	9,304	(3,048)
Cash flows from financing activities	3,071	(184)	71	(13)	814

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
	(In thousands)
Other Financial Data (unaudited):
Adjusted EBITDA (6)	$(19,256)	$(2,325)	$12,764	$4,990	$8,154

(1)	In June 2004 we amended our articles of association to increase the conversion ratios of certain classes of our preferred shares. We have recorded a non-cash deemed dividend representing the estimated value of the modification of the conversion ratios as of the date of the shareholder approval. We expect to record an additional amount of deemed dividend upon the closing of this offering, as discussed in Note 3 below. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and to Notes 2 and 18 of our notes to consolidated financial statements for a description of the preferred share conversion ratios and the calculation of our deemed dividend.

(2)	We compute basic net income (loss) per share using the two-class method as prescribed by EITF 03-6. Under the two-class method, we allocate net income to our ordinary shares and our participating preferred shares as if all of the income for the period had been distributed. The total income allocated to ordinary shares is then divided by the weighted average number of ordinary shares outstanding for the period to determine basic net income per share. For a detailed computation of our net (loss) income per share, please refer to Note 2 of our notes to consolidated financial statements included in this prospectus.

(3)	We expect to record a $7.2 million deemed dividend upon the closing of this offering, representing the excess of the fair value of ordinary shares that will be issued upon conversion of preferred shares over the fair value of ordinary shares that would have been issued pursuant to the original conversion terms and the $10.5 million that was recorded in June 2004. The fair value of ordinary shares is based upon our actual initial public offering price. The pro forma deemed dividend amount in the table above is based on an initial public offering price of $18.00 per share.

(4)	Assumes the conversion of all preferred shares outstanding at December 31, 2003 and June 30, 2004 into ordinary shares, as if all such shares had converted as of the date of original issuance.

(5)	The pro forma as adjusted column of this consolidated balance sheet data table reflects the conversion of all outstanding preferred shares into ordinary shares upon the closing of this offering, the issuance and sale by us of 5,060,084 ordinary shares in this offering at an initial public offering price of $18.00 per share, and the receipt of proceeds of this offering after deducting estimated underwriting discounts and commissions and estimated offering expenses, as if these events had occurred as of June 30, 2004.

(6)	See our discussion of Adjusted EBITDA as a non-GAAP financial measure immediately following these footnotes.

Reconciliation of Adjusted EBITDA to Net (Loss) Income

We define Adjusted EBITDA as net (loss) income plus interest expense, provision for income taxes, depreciation, amortization of goodwill and other purchased intangibles, stock-based compensation, and restructuring and other charges, and less interest and other income (expense), net. Adjusted EBITDA is not a measure of liquidity calculated in accordance with accounting principles generally accepted in the United States, and should be viewed as a supplement to — not a substitute for — our results of operations presented on the basis of accounting principles generally accepted in the United States. Adjusted EBITDA does not purport to represent cash flow provided by, or used in, operating activities as defined by accounting principles generally accepted in the United States. Our statement of cash flows presents our cash flow activity in accordance with accounting principles generally accepted in the United States. Furthermore, Adjusted EBITDA is not necessarily comparable to similarly-titled measures reported by other companies.

We believe Adjusted EBITDA is used by and is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. We believe that:

•	EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

•	investors commonly adjust EBITDA information to eliminate the effect of restructuring and stock-based compensation expenses, which vary widely from company to company and impair comparability.

Our management uses Adjusted EBITDA:

•	as a measure of operating performance to assist in comparing performance from period to period on a consistent basis;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations; and

•	in communications with the board of directors, shareholders, analysts and investors concerning our financial performance.

A reconciliation of Adjusted EBITDA to net (loss) income, the most directly comparable GAAP measure, for each of the fiscal periods indicated is as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
	(In thousands)
Net (loss) income	$(72,854)	$(5,082)	$6,922	$3,788	$3,852
Interest expense	242	386	32	19	3
Interest and other (income) expense, net	(972)	(38)	(672)	(141)	(188)
Provision for income taxes	—	—	158	25	18
Depreciation and amortization	2,361	2,396	2,310	1,135	1,141
Amortization of goodwill and other purchased intangibles	42,336	—	500	164	353
Restructuring and other charges	9,517	—	1,019	—	617
Stock-based compensation	114	13	2,495	—	2,358

Adjusted EBITDA	$(19,256)	$(2,325)	$12,764	$4,990	$8,154

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the following risks, as well as the other information in this prospectus, before deciding whether to invest in our ordinary shares. If any of the following risks actually occur, our business, financial condition, results of operations and liquidity could suffer. In that event, the trading price of our ordinary shares could decline and you might lose all or part of your investment.

Risks Related to Our Business

The rapid evolution of our industry makes it difficult for investors to evaluate our business prospects, and may result in significant declines in our share price.

Our service has been available since 1998. Since that time, Internet commerce has grown rapidly and consumer usage patterns have continually evolved. During this period, many businesses related to Internet commerce have failed, and many new comparison shopping services have been introduced and some have failed. Because Internet commerce is a young industry and comparison shopping is a new business sector, we have made frequent changes in our websites and other aspects of our business operations. Some of the special risks we face in our rapidly-evolving industry are:

•	the new and unproven nature of our Shopping.com brand;

•	delays and obstacles to enhancing our service to meet evolving demands;

•	difficulties in forecasting trends that may affect our operations;

•	challenges in attracting and retaining consumers and merchants;

•	significant dependence on a small number of revenue sources;

•	evolving industry demands that require us to adapt our pricing model from time to time; and

•	adverse technological changes and regulatory developments.

If we are unable to meet these risks and difficulties as we encounter them, our business, financial condition, results of operations and liquidity may suffer.

Our financial results are likely to fluctuate significantly from quarter to quarter, which makes them difficult to predict and could result in significant variations in our share price.

Our quarterly financial results have fluctuated significantly in the past and are likely to fluctuate significantly in the future. As a result, you should not rely upon our quarterly financial results as indicators of future performance. Our financial results depend on numerous factors, many of which are outside of our control, including:

•	seasonal fluctuations in consumer shopping and merchant advertising;

•	the number of consumer visits to our service and subsequent lead referrals;

•	changes in the lead referral fees that merchants are willing to pay;

•	the costs of attracting consumers and merchants to our service, including advertising costs;

•	the timing and amount of international expansion costs;

•	the introduction of new consumer and merchant offerings;

•	the loss of one or more of our merchants or other listings providers;

•	system failures, security breaches or Internet downtime;

•	difficulty in upgrading our information technology systems and infrastructure;

•	fluctuations in currency exchange rates; and

•	the costs of acquisitions and risks of integration of acquired businesses.

Many of our expenses are fixed in the short term and determined based on our investment plans and estimates of future revenues. We expect to incur significant new expenses in developing our technology and service offerings, as well as in advertising and promotion to attract and retain consumers and merchants, before generating associated revenues. We may be unable to adjust our expenditures quickly enough to compensate for any unexpected revenue shortfall. For these or other reasons, our financial results in future quarters may fall below the expectations of management or investors and the price of, and long-term demand for, our ordinary shares could decline.

We typically generate a disproportionately high amount of our revenues in the fourth quarter of each year. If that seasonal pattern were to be disrupted for any reason, our revenues and financial results for that year could be harmed, resulting in a decline in our share price.

We may incur losses in future periods, which could reduce investor confidence and cause our share price to decline.

We had a history of losses prior to 2003, and we may incur losses again. We had net losses of $72.9 million in 2001 and $5.1 million in 2002. We expect to continue to increase our sales and marketing expenses, research and development expenses, and general and administrative expenses, and we cannot be certain that our revenues will continue to grow at the same pace, if at all. If our revenue growth does not continue, we may experience a loss in future periods, which could cause our share price to decline.

We have incurred a deemed dividend, and expect to incur additional deemed dividend amounts in connection with this offering, which would reduce our earnings per share or increase our net loss per share, for the period in which this offering occurs and could reduce the trading price of our ordinary shares.

In June 2004 we amended our articles of association to increase the conversion ratios of certain classes of our preferred shares. We have recorded a non-cash deemed dividend representing the estimated value of the modification of the conversion ratios as of the date of the shareholder approval, in the amount of $10.5 million. We expect to record an additional amount as a deemed dividend upon the closing of this offering, in an amount equal to the excess of the fair value of the ordinary shares that will be issued upon conversion of the preferred shares over the fair value of the ordinary shares that would have been issued pursuant to the original conversion terms and the $10.5 million that was recorded in June 2004. The fair value is based upon our initial public offering price of $18.00 per share. The amount of this additional deemed dividend will be approximately $7.2 million. We believe that as a result of this deemed dividend, we are likely to report a net loss attributable to ordinary shareholders, and a net loss per share, for 2004 even if we report net income in accordance with GAAP. If we otherwise report a net loss in the period in which we recognize this deemed dividend, the deemed dividend would increase our net loss attributable to ordinary shareholders, and our net loss per share. This could result in a decline in the trading price of our ordinary shares.

If we fail to grow the number of consumers and merchants that use our service, our financial results will suffer.

Our relationships with consumers and merchants are mutually dependent. We believe consumers will not use our service unless we offer extensive product listings from merchants and that merchants will not use our service unless consumers actively use it to purchase products from them. It is difficult to predict the degree to which consumers and merchants will use our service in the future. Consumers who dislike changes to our service may stop using it, and merchants who dislike the quality of lead referrals that we send to them may cease to use our service or reduce overall spending for our service. Additionally, merchant attrition or reductions in merchant spending could reduce the comprehensiveness of the listings presented on our service, which could lead to fewer consumers using our service. The top three relevant merchant listings that we display in our response to a consumer query in some product categories are selected based on the amount paid by these merchants to us. As a result, consumers may perceive our service to be less objective than those provided by other online shopping solutions. Failure to achieve and maintain a large and active base of consumers and merchants using our service could reduce our revenues and profitability.

We face intense competition that could harm our financial performance.

The business of providing comparison shopping services is highly competitive. Any service that helps consumers find, compare or buy products or services is a competitor to us. Our competitors may be categorized as focused comparison shopping websites, search engines and portals, online retailers, and other specialized shopping services and publications, such as the following:

•	Focused comparison shopping websites. Several companies focus exclusively on providing comparison shopping services. In this group, our principal competitors are BizRate, mySimon, NexTag and PriceGrabber in the United States, and Kelkoo in Europe (which was recently acquired by Yahoo!). We believe that many of these companies have specific competitive advantages over us. For example, BizRate specializes in merchant reviews and PriceGrabber specializes in computers and consumer electronics categories.

•	Search engines and portals. Search engines and portals serve as origination websites for consumers to find products. Many have large audiences of visitors, consumers and merchants, established brand recognition, loyal users, and significant financial resources and personnel at their disposal. We rely on search engines for a substantial portion of the consumers visiting our websites. Yahoo! provides a service similar to ours, and Google, Inc., or Google, has developed a search engine for finding products for sale online. If these search engines were to change their algorithms or otherwise restrict the flow of consumers visiting our websites, our financial results would suffer.

•	Online retailers. Online retailers serve as destination websites from which consumers directly buy products. They are skilled at building customer loyalty and generating repeat business. Consumers may bypass our service in favor of going straight to retailer websites. This risk is compounded because several of these online retailers, such as Amazon.com and eBay, are also our customers.

Competition may limit our growth and increase our costs of doing business. Many of our competitors have significantly longer operating histories, larger and broader customer bases, and greater technical expertise, brand recognition and online commerce experience. Many of our competitors have greater financial resources than we do to invest in marketing and promotional campaigns, attracting consumers and merchants, and hiring and retaining key employees. If we are to remain competitive, we must invest substantial resources in our business with no assurance of any additional revenues. If consumers and merchants forego the use of our service for those of our competitors, our revenues and financial results would suffer.

Approximately 38% of our revenues in 2003 came from Google, which also competes with us, and a change in this relationship could harm our business.

In August 2002, we entered into the first of three agreements with Google to participate in its sponsored links program. Under each of these agreements, we display merchant listings from Google’s advertisers on the “Featured Resources” section of our service, and we generate revenues when consumers click through these listings to the Google advertisers’ websites. In 2003, we derived approximately 38% of our revenues under these agreements. In the first six months of 2004, we derived approximately 43% of our revenues under these agreements. The agreement under which most of our revenues from Google are derived accounted for 27% of our 2003 revenues and expires in April 2006. Under this agreement, we were guaranteed payments totaling $16.0 million during each of the 12-month periods ended April 30, 2003 and 2004. We have a second agreement with Google relating to our U.K. subsidiary, which expires in April 2005 but can be terminated by either party as of October 31, 2004, and which accounted for 2% of our 2003 revenues. We have a third agreement with Google, originally entered into by Epinions, Inc., that expires in February 2005 and accounted for 9% of our 2003 revenues. We are guaranteed payments of $500,000 per month under this agreement. If these contracts end unexpectedly, fail to be renewed or are renewed on less favorable economic terms, our results of operations will suffer.

Google operates a search engine for finding products for sale online, called “Froogle,” that competes with Shopping.com. Google could decide in the future that it prefers not to do business with us due to the competitive nature of our services. In that event, Google could decide not to renew its current agreements with us when they expire, or it could decide to offer renewal terms that are less favorable to us than the terms of our current agreements with Google. In either case, we could experience a significant decline in our revenues and the value of your investment could decline.

The recent resignation of our chief operating officer may make it more difficult for us to run our business and may make our prospects more difficult to predict.

On June 30, 2004, Nirav Tolia, who had been our chief operating officer, resigned as a member of our board of directors, executive officer and employee, following an investigation by an independent committee of our board of directors into the accuracy of his representations about his educational background and work history that he made during the course of his employment by us. The investigation commenced after counsel to a group of former Epinions stockholders that has made claims associated with our acquisition of Epinions asserted that Mr. Tolia, the chief executive officer of Epinions at the time we acquired it, had made untrue statements about his background. The absence of Mr. Tolia may make it more difficult to run our business, because he was a key contributor to our strategic and marketing efforts after our April 2003 acquisition of Epinions. His departure may place additional burdens on our executive management resources, as existing personnel will assume his management responsibilities. We may also find it necessary to recruit additional personnel to perform some of his responsibilities. Because Mr. Tolia was highly regarded by many employees and by many contributors of our Epinions reviews, his departure could adversely affect employee morale and the level of activity and loyalty among our review contributors. All of these consequences have the potential to harm our business and financial results.

The loss of a significant number of merchants could harm our business by reducing our revenues and by making our service less attractive to users.

Although merchants enter into contracts with us when they enroll in our service, they are not required to pay us any minimum amounts, or to list a minimum number of products. Merchants are entitled to a refund of any unused prepaid amounts, which amounted to $1.2 million as of June 30, 2004, and they may terminate their agreements with us at any time. If a large number of our merchants were to cancel or significantly reduce the number of their product listings, the quality of the shopping experience we offer consumers would decline, leading to a reduction in the number of consumers using our service, harming our business and financial results.

Spending to develop and maintain the Shopping.com brand is costly and does not assure future revenues.

Many competing online shopping services have well-established brands. If we do not build brand recognition and loyalty with consumers and merchants quickly, we may lose the opportunity to build the large base of loyal consumers and merchants that we believe is essential to our success. In September 2003, we launched our new website, www.shopping.com, and we have had only a short time to develop recognition of the Shopping.com brand. During the fourth quarter of 2003, we spent approximately $3.8 million on a television advertising campaign to promote our new brand. We may make significant expenditures for similar promotions in the future, but we have not yet determined the timing or amount of these expenditures. There is no guarantee that this strategy will increase the recognition of our brand. In addition, even if our brand recognition increases, this may not result in increased use of our service or higher revenues.

We depend on search engines to attract a substantial portion of the consumers who visit our service, and losing these consumers would adversely affect our revenues and financial results.

Many consumers access our service by clicking through on search results displayed by search engines, such as Google and Yahoo! Search engines typically provide two types of search results, algorithmic listings and purchased listings. Algorithmic listings cannot be purchased, and instead are determined and displayed solely by a set of formulas designed by the search engine. Purchased listings can be purchased by advertisers in order to attract users to their websites. We rely on both algorithmic and purchased listings to attract and direct a substantial portion of consumers to our service. Search engines revise their algorithms from time to time in an attempt to optimize their search result listings. When search engines on which we rely for algorithmic listings modify their algorithms, this has, on occasion, resulted in fewer consumers clicking through to our website, requiring us to resort to other costly resources to replace this traffic, which, in turn, reduces our operating and net income or our revenues, which harms our business. If one or more search engines on which we rely for purchased listings modifies or terminates its relationship with us, our expenses could rise, or our revenues could decline and our business may suffer.

Recent changes to our pricing model might not succeed in increasing our revenues or might cause our revenues to decrease, which would harm our results of operations.

Because Internet commerce is a relatively new and rapidly evolving industry, we have occasionally adjusted, and may in the future adjust, our pricing model in an attempt to maximize our profitability. For example, in April 2004, for many of our product categories, we modified the pricing model for lead referral payments by merchants and the system for prioritizing the display of merchant listings on our service. Under this new model, the first three relevant merchant listings are selected for display solely based on the amount of lead referral fees paid to us. All remaining relevant merchant offers are ordered based on a combination of product price and trustworthiness of store, with the first of these merchant listings designated a “Smart Buy.” The lead referral fees the merchants are willing to pay us for these remaining merchant listings do not affect the order of presentation on our service. For the first four merchant listings displayed, we charge the lead referral fee that each merchant has indicated it is willing to pay us. For the remaining merchant listings displayed, we charge the minimum category listing fee, without regard to the listing fee the merchants may be willing to pay. Before this change, we prioritized relevant merchant listings in all product categories according to a variety of factors, principally the amount paid to us, and charged each merchant the amount that merchant had indicated it was willing to pay us for its listing, regardless of the placement of the merchant’s listing on our service. We still apply this method to those product categories not affected by the new pricing model. If these changes to our pricing model do not succeed in increasing our revenues or cause our revenues to decrease, and if we are not able to revise our pricing model in time to reverse this trend, our results of operations would be harmed and our stock price could suffer.

If members of the Epinions community cease to provide us with reviews or remove their content from our service, the number of consumers using our service and our revenues could decline.

Our service contains a significant amount of consumer-generated content, primarily reviews of products, services and merchants. This content is created for us by members of our Epinions community, many of whom receive nominal payments from us for our use of this content. Our user agreement with Epinions members provides that the member retains the intellectual property rights to this content. Epinions members may modify or remove their content from our service at any time, and some have done so in the past. A small number of reviewers have produced a substantial portion of the Epinions content. If a large amount of content were to be removed from our service, it could lower the value of our service to consumers and harm our business. In addition, though we provide tools to allow the community to rate the helpfulness of reviews, we do not approve, edit or modify any consumer-generated content on our service. Epinions members have, in the past, submitted profane or other undesirable content, which could offend our consumers or merchants. If Epinions members cease authoring reviews or if the quality of their reviews deteriorates, the number of consumers using our service could decline, which could result in a decrease in revenues, adversely impacting our results of operations.

Our plans for international expansion could fail as a result of risks associated with international operations.

Although our service can be accessed around the world, most of our consumers and merchants are located in the United States. International expansion is a key element of our strategy, but we have limited experience developing or customizing our service to conform to currencies, languages, cultures, standards and regulations outside the United States. We have operated a website in the United Kingdom since December 1999. We previously operated websites in Germany and Japan, but discontinued them in 2001 due to a lack of local market acceptance.

Expanding our international operations will require management attention and resources, and will engage us in competition with local companies that are better established and more familiar with the preferences of consumers and merchants in those markets than we are. In addition, the risks we will face in expanding our business internationally include:

•	online shopping might not be sufficiently popular with consumers and merchants in different countries;

•	we might be unable to customize our website to conform to local market preferences;

•	costs required to customize our product catalog for different countries might be high;

•	regulatory requirements in different countries might restrict some product offerings;

•	governments might impose taxes, tariffs or other limitations on Internet access or transactions;

•	foreign operations could require significant management attention;

•	foreign currency exchange rates will fluctuate;

•	protection of intellectual property rights may be weaker in some countries;

•	technological infrastructures, such as access to broadband, might be less developed in some countries;

•	we might experience longer payment cycles and greater collection problems; and

•	political instability in some countries might disrupt our business.

Any of these risks could have a material adverse effect on our international operations and could affect the profitability of those operations or even cause their total failure, resulting in the loss of our investment. In such events, our business, results of operations, financial condition and liquidity would suffer.

Our transfer pricing procedures may be challenged, which may subject us to higher taxes or penalties and adversely affect our earnings.

Transfer prices are prices that one company in a group of related companies charges to another member of the group for goods, services or use of property. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arms’ length. We have operated pursuant to oral and, as of May 2004 with respect to some arrangements with our U.S. subsidiary and as of September 2004 with respect to some arrangements with our U.K. subsidiary, written transfer-pricing agreements that establish the transfer prices for transactions between Shopping.com Ltd. and our U.S. and U.K. subsidiaries. However, our transfer pricing procedures are not binding on applicable tax authorities. No official authority in any country has made a determination as to whether or not we are operating in compliance with its transfer pricing laws. If tax authorities in any of these countries were to challenge our transfer prices successfully, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these transfer prices. A reallocation of income from a lower tax jurisdiction to a higher tax jurisdiction would result in a higher tax liability for us. In addition, if the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, resulting in double taxation. Changes in laws and regulations may require us to change our transfer prices or operating procedures. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess penalties, it would result in a higher tax liability for us, which would adversely affect our earnings and liquidity.

Non-Israeli tax authorities may tax some or all of Shopping.com Ltd.’s income, which would adversely affect our earnings.

Shopping.com Ltd. is incorporated in Israel and conducts business operations within Israel. Its income is subject to Israeli income tax. The majority of Shopping.com Ltd.’s management is based in the United States. We have endeavored to structure our business so that all of our U.S. operations are carried out by our U.S. subsidiaries and all of our U.K. operations are carried out by our U.K. subsidiary. Our U.S. subsidiaries are subject to U.S. income tax and our U.K. subsidiary is subject to U.K. income tax. Under tax treaties between Israel and the United States and between Israel and the United Kingdom, Shopping.com Ltd.’s business income is not subject to tax in either the United States or the United Kingdom to the extent that it is not attributable to a permanent establishment located in either of these countries. Shopping.com Ltd. has filed its tax returns on the basis that it does not have a permanent establishment for tax purposes in the United States or in the United Kingdom and that it is not engaged in a U.S. business. U.S. tax law does not clearly define activities that constitute being engaged in a U.S. business or a permanent establishment. The Internal Revenue Service could contend that some or all of Shopping.com Ltd.’s income should be subject to U.S. income tax (at the regular corporate rates, plus additional “branch profits” taxes) or subject to U.S. withholding tax. Similarly, tax authorities in other jurisdictions could contend that some or all of Shopping.com Ltd.’s income should be subject to income tax in those other jurisdictions. If Shopping.com Ltd.’s income is subject to taxes in jurisdictions outside of Israel, it will adversely affect our net income.

The Israeli “Approved Enterprise” tax benefits for which we qualify require us to meet specific conditions; if we fail to meet these conditions or if the programs are modified or terminated, these tax benefits could be terminated or reduced, which would increase our taxes and lower our net income.

To maintain our qualification as an “Approved Enterprise” under Israeli tax law, we must continue to meet conditions set forth in Israeli law and regulations, including making specified investments in property and equipment and financing a percentage of our investments with share capital. If we fail to comply with these conditions in the future, the benefits we receive could be cancelled or reduced and we could be required to pay increased taxes or refund the amounts of the tax benefits we received, together with interest and penalties. The Israeli government may terminate these programs or modify the conditions for qualifications at any time. The Law for the Encouragement of Capital Investments, 1959, under which the Approved Enterprise program and its benefits are administered, will expire on October 31, 2004, unless it is extended. Accordingly, requests for new programs or expansions of existing programs that are not approved on or before October 31, 2004, will not confer any tax benefits, unless the term of the law is extended. In addition, from time to time, we may submit requests for expansion of our Approved Enterprise programs or for new programs to be designated as Approved Enterprises. These requests might not be approved. The termination or reduction of these tax benefits, or our inability to get approvals for expanded or new programs, could increase our taxes, thereby reducing our profits or increasing our losses. Additionally, as we increase our activities outside of Israel, our increased activities will not be eligible for inclusion in Israeli tax benefit programs. We recorded taxable income in Israel for the first time in 2003, but that income was offset by tax loss carryforwards. Accordingly, we have received no tax benefits to date under the Approved Enterprise tax program.

Capacity constraints and system failures or security breaches could prevent access to our service, which could affect our revenues and harm our reputation.

Our service goals of performance, reliability and availability require that we have adequate capacity in our computer systems to cope with the volume of visits to our websites. As our operations grow in size and scope, we will need to improve and upgrade our systems and infrastructure to offer consumers and merchants enhanced services, capacity, features and functionality. The expansion of our systems and infrastructure will require us to commit substantial financial, operational and technical resources before the volume of our business increases, with no assurance that our revenues will increase.

If our systems cannot be expanded in a timely manner to cope with increased website traffic, we could experience disruptions in service, slower response times, lower consumer and merchant satisfaction, and delays in the introduction of new products and services. Any of these problems could impair our reputation and cause our revenues to decline.

Our ability to provide high-quality service depends on the efficient and uninterrupted operation of our computer and communications systems. Our service has experienced system interruptions from time to time and could experience periodic system interruptions in the future. Our systems and operations also are vulnerable to damage or interruption from human error, natural disasters, power loss, telecommunication failures, break-ins, sabotage, computer viruses, design defects, vandalism, denial-of-service attacks and similar events. Some of our facilities are located in the San Francisco Bay area, a major earthquake zone. We do not have full second-site redundancy, a formal disaster recovery plan or alternative providers of hosting services, and outages at our data centers could mean the loss of some or all of our website functionality. Our business interruption insurance may not adequately compensate us for losses that may occur. Any system failure that causes an interruption in service or decreases the responsiveness of our service could impair our reputation and cause our revenues to decline.

We may not be able to hire and retain the personnel we need to support and expand our business, which could cause our business to shrink, or slow any expansion.

Our future success depends on our ability to identify, hire, train, retain and motivate highly-skilled executive, technical, sales, marketing and business development personnel. Our existing key personnel include all of our executive officers and management team. The loss of any member of this team could disrupt our operations until a suitable replacement is found. Competition for highly-skilled personnel is intense in the technology and Internet markets. The process of locating, training and successfully integrating highly-skilled personnel into our operations can be lengthy and expensive. If we fail to attract, integrate and retain highly-skilled personnel, our ability to support, expand and manage our business could suffer.

We may be subject to costly litigation arising out of our acquisition of Epinions, Inc., and that litigation could have a material adverse effect on our business, and the trading price of our ordinary shares, if decided adversely.

On May 28 and June 7, 2004, we received letters on behalf of a group of former holders of Epinions, Inc. common stock claiming that they were damaged by alleged misrepresentations and failures to disclose material information, as well as breaches of fiduciary duty, in connection with our April 2003 acquisition of Epinions. That acquisition, following a fairness hearing before the California Department of Corporations and approval by substantial majorities of the Epinions preferred and common stockholders, resulted in holders of Epinions preferred stock receiving shares of our preferred stock and the Epinions common stock being cancelled. In addition, some Epinions employees were hired and granted options to purchase our ordinary shares. The letters claim that the holders of Epinions common stock were not properly informed (or were misled) about financial results and projections of Epinions and about the terms and amounts of stock options to be granted to Epinions employees who were hired by Shopping.com. The letters also claim that a group of controlling stockholders and directors of Epinions improperly increased their ownership interest by agreeing to a merger in which the valuation of Epinions was too low. The alleged controlling group referred to in the letters appears to include Nirav Tolia, our former chief operating officer and director, who was the chief executive officer of Epinions at the time of the acquisition, J. William Gurley and John R. Johnston, who are current members of our board of directors, and some or all of the former holders of Epinions preferred stock, some of which are among our significant shareholders. The letters assert that the former common stockholders of Epinions have suffered damages of over $30 million and that such former stockholders are entitled to between approximately 1.8 million and 2.4 million Shopping.com ordinary shares. The letters further state that the former stockholders may seek punitive damages, or to impose a constructive trust on misappropriated property and possibly other remedies, such as rescission and restitution. The former stockholders may hold us responsible for some or all of these claims. These former Epinions stockholders may choose to commence litigation against us, our directors and officers, and some of our shareholders. If that were to happen, the plaintiffs could claim additional damages and seek additional remedies. In any such litigation, the credibility of Mr. Tolia would likely be an issue, and that credibility may be adversely affected by his recent resignation following an investigation by our board of directors into the accuracy of his representations about his educational background and work history. Dealing with any such claims or litigation could be costly and our insurance, if any, may not cover costs and losses we might suffer. In addition, our management could be required to spend a considerable amount of time attending to these claims, whether or not they result in litigation. Any damages for which we may be liable as a result of such litigation, or any settlement, which we may enter into in order to resolve the claims, may require us to spend a material amount of funds or issue new securities. If we were to issue any new shares as compensation to the claimants, there would be an immediate dilution in the value of other outstanding ordinary shares, including any shares sold in this offering, and that dilution could be significant. As a result, these claims and any related litigation could have a material adverse effect on our business, results of operations, financial condition and liquidity and upon the value of your investment in us.

We may be subject to costly litigation arising out of information presented on or collected in connection with our service, and the litigation could have a material adverse effect on our business if decided adversely.

Claims could be made against us under U.S. and foreign law for defamation, libel, invasion of privacy, deceptive or unfair practices, fraud, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through our service or based on our collection and use of information. The law relating to the liability of online companies for information carried on, disseminated through or collected by their services is currently unsettled. Our service includes consumer-generated reviews from our Epinions website, which includes information regarding the quality of goods, and the reliability of merchants that sell those goods. Similar claims could be made against us for that content. We may be required to reduce exposure to liability for information disseminated through our service, which could require substantial expenditures and discontinuation of some service offerings. Any such response could materially increase our expenses or reduce our revenues. Our liability insurance may not be adequate to indemnify us if we become liable for information disseminated through our service. Any costs incurred as a result of such liability that are not covered by insurance could reduce our profitability or cause us to sustain losses, which could have a material adverse effect on our business, results of operations, financial condition and liquidity. We may also be subject to claims or regulatory action arising out of the collection or dissemination of personal, non-public information of users of our service.

We may be subject to costly intellectual property litigation that could have a material adverse effect on our business if decided adversely.

We could face claims that we have infringed the patent, trademark, copyright or other intellectual property rights of others. From time to time we receive such claims and we are ordinarily involved in litigation over such claims. Intellectual property litigation is often extremely costly, unpredictable and disruptive to business operations. It may not be possible to obtain or maintain insurance covering these risks. Any adverse decision, including an injunction or damage award entered against us, could subject us to significant liabilities, require us to seek to obtain licenses from others, make changes to our brand, prevent us from operating our business, or cause severe disruptions to our operations or the markets in which we compete. Any of these developments could harm our reputation, our business and our results of operations.

We may not be able to protect intellectual property rights upon which our business relies, and if we lose intellectual property protection, we may lose valuable assets.

Our business depends on our intellectual property, including internally-developed technology and data resources and brand identification by the public, which we attempt to protect through a combination of copyright, trade secret, patent and trademark law and contractual restrictions, such as confidentiality and proprietary rights agreements. We also depend on our trade names and domain names. We have no patents. Applications we have filed for patent and other intellectual property registration may not result in the issuance of patents, registered trademarks, service marks or other intellectual property registrations. In particular, if we are not able to obtain a registered trademark for the name Shopping.com, and as a result are not able to protect our brand, our business could suffer from possible confusion among consumers and merchants, among other things. In addition, our use of unregistered trade names and service marks may not protect us from the use of similar marks by third parties. Intellectual property laws vary from country to country, and it may be more difficult to protect and enforce our intellectual property rights in some foreign jurisdictions. We have had experiences with other companies using or planning to use a name similar to ours as part of a company name, domain name, trademark or service mark. In the future, we may need to litigate in the United States or elsewhere to enforce our intellectual property rights or determine the validity and scope of the proprietary rights of others. This litigation would be expensive and would likely divert the attention of our management.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our service, technology and other intellectual property, and we cannot be certain that the steps we have taken will prevent any misappropriation or confusion among consumers and merchants, or unauthorized use of these rights. If we are unable to procure, protect and enforce our intellectual property rights, then we may not realize the full value of these assets, and our business may suffer.

We may be unable to protect our Internet domain names, which could decrease the value of our brand.

We have the right to use domain names for website destinations that we use in our business. If we are unable to protect our rights in these domain names, our competitors could capitalize on our brand recognition by using these domain names for their own benefit. Domain names similar to Shopping.com have been registered in the United States and elsewhere and in most countries the top- level domain name “shopping” is owned by other parties. We might not acquire or maintain country- specific versions of the “shopping” domain name, such as “shopping.co.uk” in the United Kingdom, “shopping.de” in Germany or “shopping.fr” in France. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear and varies from jurisdiction to jurisdiction. We may be unable to prevent third parties from acquiring domain names that infringe on, or otherwise decrease the value of, our brand, or our trademarks, service marks or other proprietary rights. Protecting and enforcing our intellectual property rights and determining the proprietary rights of others may require litigation, which could result in substantial costs and divert management attention. We may not prevail if litigation is initiated.

Exchange rate fluctuations between the U.S. Dollar and the New Israeli Shekel or the British Pound may decrease our earnings.

A portion of our revenues and a portion of our costs, including personnel and some marketing, facilities and other expenses, are incurred in New Israeli Shekels and British Pounds. Inflation in Israel or the United Kingdom may have the effect of increasing the U.S. Dollar cost of our operations in that country. If the U.S. Dollar declines in value in relation to one or more of these currencies, it will become more expensive for us to fund our operations in the countries that use those other currencies. From April 2003 to February 2004 the U.S. Dollar to the British Pound, and from February 2003 to July 2003 the U.S. Dollar to the New Israeli Shekel, declined significantly. We do not hedge any of our foreign currency risk.

Our acquisitions have been and could be difficult to integrate, disrupt our business, dilute shareholder value and have a material adverse effect on our operating results.

We have entered into business combinations with other companies in the past, including our April 2003 acquisition of Epinions, Inc., and we may make additional acquisitions in the future. Acquisitions involve significant risks, including difficulties in the integration of the operations, internal controls, business strategy, services, technologies and corporate culture of the acquired companies, diversion of management’s attention from other business concerns, overvaluation of the acquired companies, the rejection of the acquired companies’ products and services by our customers and the potential impairment of acquired assets. We have experienced many of these risks in connection with the acquisitions that we completed in the past. For example, we realized an impairment of intangible assets of $6.4 million in 2001 relating to the acquisition of Digital Jones, Inc. In addition, future acquisitions would likely result in dilution to existing shareholders, if securities are issued. Additionally, the expenditure of cash or the assumption of debt or contingent liabilities in connection with these acquisitions could have a material adverse effect on our financial condition, results of operations and liquidity. Accordingly, any future acquisitions could result in a material adverse effect on our business.

If we cannot adequately manage any future growth, our results of operations will suffer.

We have experienced rapid growth in our operations, and our anticipated future growth, if such growth occurs at all, may place a significant strain on our managerial, operational and financial resources. We have made, and may continue to make, inadequate estimates for the costs and risks associated with our expansion, and our systems, procedures and managerial controls may not be adequate to support our operations. Any delay in implementing, or transitioning to, new or enhanced systems, procedures or controls may adversely affect our ability to manage our product listings and record and report financial and management information on a timely and accurate basis. If we are unable to manage any such expansion successfully, our revenues may not grow, our expenses may increase and our results of operations may be adversely affected.

Risks Related to Our Industry

If Internet usage and infrastructure do not continue to grow rapidly, our business prospects and share price could decline.

Our revenues and profits depend on the continued acceptance and use of the Internet and online services as a medium for commerce. The failure of the Internet to continue to develop as a commercial medium could have a material adverse effect on our business and financial results. Consequently, the growth of the market for our service depends upon improvements being made to the entire Internet, as well as to the networking infrastructures of our merchant customers to alleviate overloading and response time delays. We believe that growth in the market for our service also depends upon growth in the utilization of broadband connections. If this growth fails to continue or slows, our financial results and the trading price of our ordinary shares could be adversely affected.

Government regulation and legal uncertainties may damage our business.

The laws and regulations applicable to the Internet and our service in the countries where we operate are evolving. Governments may adopt new laws and regulations governing the Internet or the conduct of business on the Internet that could increase our costs of doing business or limit the attractiveness of online shopping. In addition, we might be required to comply with existing laws regulating or requiring licenses for certain businesses of our merchants, such as the distribution of alcohol or firearms. These laws and regulations could expose us to substantial compliance costs and liability. In response to these laws and regulations, whether proposed or enacted, as well as public opinion, we may also elect to limit the types of merchants or products we display on our service, which could in turn decrease the desirability of our service and reduce our revenues.

The Federal Trade Commission, or FTC, issued guidance in 2002 regarding what disclosures are desirable in order to avoid misleading users about the effect that purchased listings may have on the inclusion or ranking of listings in search results in Internet search engines. This guidance may differ from the existing practices of the industry, including our practices. If the FTC brings enforcement actions against firms not complying with the guidance, and our business practices are covered by and not complaint with the guidelines, we could be subject to litigation by the FTC, as well as State Attorneys General and private litigants, potentially resulting in the payment of significant sums of money for consumer restitution, penalties and fines.

Imposition of sales and other taxes may damage our business.

Current law does not require merchants to collect sales or other similar taxes with respect to goods sold by them over the Internet in many cases. As a result, consumers are able to buy goods on the Internet without paying sales taxes required by law. Some states may seek to impose sales tax collection obligations on online retailers, or may seek to collect sales tax directly from online consumers. The Internet Tax Freedom Act, which limited the ability of states to impose taxes on access to the Internet, expired on November 1, 2003. A proposal to extend this moratorium has been made, but there can be no assurance that it will be enacted. Failure to extend the moratorium could allow any state to impose taxes on Internet access or online commerce. The imposition of Internet usage taxes or enhanced enforcement of sales tax laws could make online shopping less attractive to consumers, which would have a material adverse effect on our business.

Increased security risks to us in particular and online commerce in general may deter future use of our service.

Concerns over the security of transactions conducted on the Internet and the privacy of Internet users may inhibit use of the Internet and other online services, including online commerce. Any misappropriation of third-party information collected by an Internet provider, security breach or a change in industry standards, regulations or laws or an adverse judicial determination could deter people from using the Internet to conduct transactions that involve transmitting confidential information such as online commerce, which would harm our business.

Our market may undergo rapid technological change and any inability to meet the changing needs of our industry could harm our financial performance.

The markets in which we compete are characterized by rapidly changing technology, evolving industry standards, frequent new service announcements, introductions and enhancements, and changing consumer demands. We may not be able to keep up with these rapid changes. As a result, our future success depends on our ability to adapt to rapidly changing technologies, to respond to evolving industry standards and to improve the performance, features and reliability of our service. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes may require us to incur substantial expenditures to modify or adapt our service and infrastructure, which could harm our financial performance and liquidity.

Risks Related to Our Operations in Israel

Because we maintain operations in Israel, political, economic or military instability there could disrupt our operations.

We maintain a portion of our research and development facilities and personnel in Israel, and as a result, political, economic and military conditions in Israel affect our operations there. Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors. Since 2000, hostilities between Israel and the Palestinians have increased in intensity. Continued or increased hostility with Palestinians, military hostilities with other states, or other terrorism could make it more difficult for us to continue our operations in Israel, which could increase our costs and adversely affect our financial results.

Israeli courts might not enforce judgments rendered outside of Israel, which may make it difficult to collect on judgments rendered against us.

We are incorporated in Israel, and some of our assets are located outside the United States; accordingly, enforcement of judgments obtained in the United States against us, including by our shareholders, may be difficult to obtain within the United States. In addition, some of our directors are not residents of the United States, and service of process and enforcement of judgments obtained in the United States against them also may be difficult to obtain within the United States. We have been informed by our legal counsel that there is doubt as to the enforceability of civil liabilities under U.S. securities laws in original actions instituted in Israel.

Our personnel in Israel are required to perform military service, which could disrupt our operations or increase our costs.

Many of our employees in Israel are obligated to perform up to 36 days of military reserve duty each year, and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our Israeli operations could be disrupted by the absence of employees due to military service, which could adversely affect our business.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Risks Related to Our Ordinary Shares and This Offering

There is no established trading market for our ordinary shares, and the market price of our ordinary shares may be highly volatile or may decline regardless of our operating performance.

There has not been a public market for our ordinary shares prior to this offering. A trading market in our ordinary shares may not develop. If you purchase ordinary shares in this offering, you will pay a price that was not established in the public trading markets. The initial public offering price will be determined by negotiations between the underwriters and us. You may not be able to resell your shares at or above the initial public offering price and may suffer a loss of some or all of your investment.

The market prices of the securities of Internet companies have been volatile, and have been known to decline rapidly. Broad market and industry conditions and trends may cause fluctuations in the market price of our ordinary shares, regardless of our actual operating performance. Additional factors that could cause fluctuation in the price of our ordinary shares include, among other things:

•	actual or anticipated variations in quarterly operating results;

•	changes in financial estimates by us or by any securities analysts who may cover our shares;

•	conditions or trends affecting our merchants or other listings providers;

•	changes in the market valuations of other online commerce companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

•	announcements concerning the commencement, progress or resolution of investigations or regulatory scrutiny of our operations or lawsuits filed or other claims alleged against us;

•	capital commitments;

•	introduction of new products and service offerings by us or our competitors;

•	entry of new competitors into our market; and

•	additions or departures of key personnel.

In the past, securities class action litigation has often been brought against companies following periods of volatility in the market prices of their securities. Such litigation could result in significant costs and divert management attention and resources, which could seriously harm our business and operating results.

If the ownership of our ordinary shares continues to be highly concentrated, it may prevent you and other shareholders from influencing significant corporate decisions.

Our current executive officers, directors and their affiliates will own or control approximately 40% of our outstanding ordinary shares following the completion of this offering. Accordingly, these executive officers, directors and their affiliates, acting as a group, will have substantial influence over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transaction. These shareholders may also delay or prevent a change of control of us, even if such a change of control would benefit our other shareholders.

Future sales of ordinary shares by our existing shareholders may cause our share price to fall.

The market price of our ordinary shares could decline as a result of sales of ordinary shares by our existing shareholders, including by our directors, officers or their affiliates, or the perception that these sales could occur. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. The lock-up agreements delivered by shareholders, including our directors and executive officers, provide that Goldman, Sachs & Co., in its sole discretion, may release any of those parties, at any time or from time to time and without notice, from obligations under these agreements, including the obligation not to dispose of ordinary shares for a period of 180 days or 15 days, as applicable, after the date of this prospectus.

We may be treated as a passive foreign investment company, which may subject U.S. shareholders to additional taxes.

If our passive income, or our assets that produce passive income, exceed levels provided by law for any taxable year, we may be characterized as a passive foreign investment company for U.S. federal income tax purposes. If we are treated as a passive foreign investment company, U.S. holders of our ordinary shares may be subject to additional taxes based on our taxable income and may be taxed at ordinary U.S. federal income tax rates (rather than at capital gains rates) when our ordinary shares are sold. Whether we are treated as a passive foreign investment company depends on questions of fact as to our assets and revenues that can only be determined at the end of each fiscal year. Accordingly, we cannot be certain that we will not be treated as a passive foreign investment company for 2004 or for any subsequent year.

We may need to raise additional capital, which we may not be able to obtain on favorable terms, or at all, which could adversely affect your investment in our company, harm our financial and operating results, and cause our share price to decline.

We require substantial working capital to fund our business. We cannot be certain that additional financing will be available to us on favorable terms when required, or at all. We have in the past experienced negative cash flow from operations and may experience negative cash flow from operations in the future. We currently anticipate that the net proceeds of this offering, together with our available funds, will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least the next 12 months. However, we may need to raise additional funds prior to the expiration of this period or at a later date. In addition, if we raise additional funds through the issuance of equity, equity-related or convertible debt securities, these securities may have rights, preferences or privileges senior to those of the rights of our ordinary shares and our shareholders may experience additional dilution. Any such developments can adversely affect your investment in our company, harm our financial and operating results, and cause our share price to decline.

You will suffer an immediate and substantial dilution in the net tangible book value of the ordinary shares you purchase.

On average, prior investors have paid substantially less per share than the price in this offering. The initial public offering price is substantially higher than the pro forma net tangible book value per share of the outstanding ordinary shares immediately after this offering. As a result, based on pro forma net tangible book value and pro forma ordinary shares issued and outstanding as of June 30, 2004, investors purchasing ordinary shares in this offering will incur immediate dilution of $13.76 per share at an initial public offering price of $18.00 per share. The exercise of outstanding stock options will result in further dilution to investors.

The amendment of the conversion ratios of the Series D and Series E preferred shares after the filing of the registration statement for this offering may give holders of those shares rescission rights under federal or state securities laws, and could expose us to penalties or fines.

After the initial filing of the registration statement for this offering, the conversion ratios of our Series D and Series E preferred shares were changed. The largest holder of Series D preferred shares and the principal holder of Series E preferred shares offered to release us from our agreement not to consummate an initial public offering at a price per share below $16.00 without the consent of those two holders, if we agreed to modify the conversion ratios of the Series D and Series E preferred shares to cause the issuance of more ordinary shares to all holders of those series of preferred shares upon their automatic conversion in this offering at prices below $16.00 per share. That amendment was implemented with the approval of our board of directors and shareholders. It is possible that this amendment was a new offer and sale of securities involving a new investment decision by the holders of Series D and Series E preferred shares. If the amendment was an offer and sale of securities and it was not exempt from the registration requirements of federal or state securities laws, then those holders have rights to bring claims against us for rescission or damages. For example, for a period of one year after the violation, a holder of any of the 8,940,867 Series D preferred shares currently outstanding, or any of the 3,943,098 Series E preferred shares currently outstanding, could bring a claim against us for rescission to recover the consideration the holder paid to us in the amendment, with interest, or for damages. Since the amendment did not involve any issuance of securities for cash, it is uncertain how rescission would be valued or damages would be determined. The value of the consideration surrendered by the shareholders in the amendment, and therefore the magnitude of any related claim for rescission or damages, is uncertain. One measure of rescission or damages may be the value of the consideration surrendered by the former holders of the Series D or Series E preferred shares. We cannot offer any assurance that the extent of our exposure to damages would be limited to this measure. We would contest any such claim, but any such litigation would be costly to defend and could harm our results of operations, financial condition and liquidity. In addition, we may be subject to penalties or fines relating to these issuances, and such penalties or fines could harm our results of operations, financial condition and liquidity.

If we fail to implement changes in our system of internal controls to address reportable conditions, we may not be able to report our financial results accurately or detect fraud. As a result, we could be subject to costly litigation, and current and potential shareholders could lose confidence in our financial reporting, which could harm our business and the trading price of our ordinary shares.

Effective internal controls are required for us to provide reliable financial reports and to detect and prevent fraud. We are currently assessing our system of internal controls and potential areas of improvement. We expect that enhancements, modifications and changes to our internal controls will be necessary. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. For example, during our 2003 audit, our independent registered public accounting firm brought to our attention a need to limit employee access to our revenue tracking system, to retain certain electronic records, to automate more of our financial processes that are currently performed manually, and to prepare timely reconciliations between our general ledger and certain subledgers. The independent registered public accounting firm identified these items as “reportable conditions,” which means that they were matters that in the independent registered public accounting firm’s judgment could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements. We are in the process of implementing changes to address these reportable conditions, but have not yet completed implementing them. As a result, we have not yet fully remedied these reportable conditions. Completing our assessment of internal controls, implementing changes to address the identified reportable conditions and any other changes that are necessary, and maintaining an effective system of internal controls will be expensive and require considerable management attention. However, if we fail to implement and maintain an effective system of internal controls or prevent fraud, we could be subject to costly litigation, investors could lose confidence in our reported financial information and our brand and operating results could be harmed, which could have a negative effect on the trading price of our ordinary shares.

We will have broad discretion over the use of the proceeds to us from this offering.

We will have broad discretion to use the net proceeds to us from this offering, and you will be relying on the judgment of our board of directors and management regarding the application of these proceeds. Although we expect to use the net proceeds from this offering for general corporate purposes, including working capital, we may also use a portion of the net proceeds for investments or acquisitions. We have not allocated these net proceeds for specific purposes.

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never paid cash dividends on any class of our share capital to date and we currently intend to retain any future earnings to fund the development and growth of our business. Furthermore, Israeli law limits the distribution of dividends to the greater of retained earnings or earnings generated over the two most recent fiscal years, provided that we reasonably believe that the dividend will not render us unable to meet our current or foreseeable obligations when due. As of June 30, 2004, our accumulated deficit amounted to $157.5 million. Accordingly, investors must rely on sales of their ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our ordinary shares.

Provisions of our articles of association and Israeli law may prevent or delay an acquisition of Shopping.com, which could depress the price of our shares.

Upon the closing of this offering, our articles of association will be amended and restated. Our amended and restated articles of association will contain provisions that could make it more difficult for a third party to acquire control of us, even if that change in control would be beneficial to our shareholders. Specifically, our board of directors will be divided into three classes, each serving staggered three-year terms, there will be advance notice requirements for shareholder proposals and nominations of directors, and approval of mergers will require an absolute majority of the voting power in our company. In addition, provisions of Israeli law may have the effect of delaying, preventing or making more difficult a merger with, or other acquisition of, our company. As a result of these provisions of our articles of association and Israeli law, our ordinary shares may trade at prices below the price that third parties might be willing or able to pay to gain control of us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus, including statements in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include, but are not limited to, statements regarding:

•	our possible or assumed future results of operations, including statements regarding revenue mix, cost of revenues, investment in research and development activities, promotion of our service through performance-based advertising and other programs, changes to our internal financial controls, trends in our operating expenses and provision for income taxes, increased costs as a result of becoming a public company and expenses related to stock-based compensation;

•	business strategies, including any expansion into new products, categories or countries, and investments to enhance our technology and the content presented on our service;

•	financing plans, including the adequacy of financial resources to meet future needs;

•	our industry environment, including our relationships with our significant customers;

•	our exposure to potential liabilities resulting from claims against us, fines or penalties;

•	the anticipated impact on our business and financial results of recent and future acquisitions;

•	potential growth opportunities;

•	the effects of competition and seasonality; and

•	our possible or assumed tax status or treatment in any jurisdiction in which we operate.

Some of our forward-looking statements can be identified by use of words such as “may,” “will,” “should,” “potential,” “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes” and “estimates.”

This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of the Internet, Internet advertising, and online commerce and spending. You should not place undue reliance on these forward-looking statements. We did not oversee or commission these third parties to make these estimates.

Forward-looking statements involve many risks, uncertainties and assumptions. Actual results may differ materially from those expressed in the forward-looking statements for a number of reasons, including those appearing under the caption “Risk Factors” and elsewhere in this prospectus. Except as required by law, we undertake no obligation to update or revise any forward-looking statements after the date of this prospectus.

USE OF PROCEEDS

Our net proceeds from the sale of 5,060,084 ordinary shares in this offering are estimated to be approximately $80.8 million, based on an initial public offering price of $18.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $97.9 million. We intend to use our net proceeds from this offering for working capital purposes and general corporate requirements. The amounts that we actually expend for working capital and other general corporate purposes may vary significantly depending on many factors. As a result, we will retain broad discretion over the use of the net proceeds of this offering. We may also use a portion of the net proceeds to fund acquisitions of, or investments in, businesses, products and technologies. We have not allocated specific amounts of net proceeds for any of these purposes. We have no current agreements, commitments or ongoing negotiations for acquisitions of any businesses, products or technologies. Pending these uses, we will invest the net proceeds of this offering in money market, money market equivalent and other investment-grade securities. We will not receive any of the proceeds from the sale of ordinary shares by the selling shareholders, although we will bear the costs, other than underwriting discounts and commissions, associated with those sales.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our share capital. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, Israeli law limits the distribution of cash dividends to the greater of retained earnings or earnings generated over the two most recent fiscal years, in either case provided that we reasonably believe that the dividend will not render us unable to meet our current or foreseeable obligations when due. See “Description of Ordinary Shares — Dividends and Liquidation Rights.”

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2004:

•	on an actual basis;

•	on a pro forma basis to give effect to the conversion of all of our preferred shares into 16,857,911 ordinary shares upon the closing of this offering; and

•	on a pro forma as adjusted basis to reflect, in addition to the conversion of preferred shares as described above, the issuance and sale of 5,060,084 ordinary shares offered by us at an initial public offering price of $18.00 per share, after deducting estimated underwriting discounts and commissions and the estimated offering expenses.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	As of June 30, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(Dollars in thousands, except share and per share data)
Shareholders’ equity:
Convertible preferred shares, NIS 0.01 par value per share; 90,952,040 shares authorized, 62,777,118 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	$145	$—	$—
Ordinary shares, NIS 0.01 par value per share; 27,261,990 shares authorized, 5,895,276 shares issued and outstanding, actual; 125,000,000 shares authorized, 22,753,187 shares issued and outstanding, pro forma; 125,000,000 shares authorized, 27,813,271 shares issued and outstanding, pro forma as adjusted	14	50	61
Additional paid-in capital	223,365	223,474	304,269
Deferred stock compensation	(10,857)	(10,857)	(10,857)
Accumulated other comprehensive loss	(1,351)	(1,351)	(1,351)
Accumulated deficit	(157,475)	(157,475)	(157,475)

Total shareholders’ equity	53,841	53,841	134,647

Total capitalization	$53,841	$53,841	$134,647

The number of ordinary shares outstanding as of June 30, 2004 excludes:

•	3,138,794 ordinary shares issuable upon exercise of options outstanding as of March 31, 2004, with a weighted average exercise price of $2.56 per share;

•	70,264 ordinary shares issuable upon exercise of an outstanding warrant with an exercise price of $18.68 per share;

•	318,669 ordinary shares available for issuance as of June 30, 2004 under our 2003 Omnibus Stock Option and Restricted Stock Incentive Plan; and

•	3,300,000 additional ordinary shares available for issuance under our newly-adopted option and employee stock purchase plans.

DILUTION

If you invest in our ordinary shares in this offering, your interest will be diluted in the amount of the difference between the initial public offering price per share of our ordinary shares and the pro forma net tangible book value per share of our ordinary shares upon completion of this offering. Our pro forma net tangible book value as of June 30, 2004 was approximately $37.0 million, or $1.63 per share. Pro forma net tangible book value per share represents our total tangible assets less total liabilities divided by the pro forma total number of ordinary shares outstanding after giving effect to the conversion of all of our preferred shares into ordinary shares. Dilution is determined by subtracting pro forma net tangible book value per share after the offering from the initial public offering price of $18.00 per ordinary share.

After giving effect to the sale of the 5,060,084 ordinary shares offered by us at an initial public offering price of $18.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2004 would have been approximately $117.8 million, or $4.24 per share. This represents an immediate increase in pro forma net tangible book value of $2.61 per share to existing shareholders and an immediate dilution of $13.76 per share to new investors. The following table illustrates this per share dilution.

Initial public offering price per share		$18.00
Pro forma net tangible book value per share as of June 30, 2004	$1.63
Increase in pro forma net tangible book value per share attributable to new investors	2.61

Pro forma net tangible book value per share after this offering		4.24

Dilution per share to new investors		$13.76

The following table sets forth, as of June 30, 2004, on the pro forma basis described above, the number of ordinary shares purchased from us in this offering, the total consideration paid to us, and the average price per share paid to us by existing shareholders and to be paid by new investors purchasing ordinary shares from us in the offering. The table reflects an initial public offering price of $18.00 per share, without deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	22,753,187	81.8%	$208,234,000	69.6%	$9.15
New investors	5,060,084	18.2	91,081,512	30.4	18.00

Total	27,813,271	100.0%	$299,315,512	100.0%

If the underwriters exercise their over-allotment option in full, the number of shares held by new investors who purchased shares from us will increase to 6,090,758, or approximately 21.1% of the total number of our ordinary shares outstanding after this offering.

The existing shareholders amounts in the table above have been calculated on a pro forma basis, which includes shares outstanding as of June 30, 2004, and excludes:

•	3,138,794 ordinary shares issuable upon exercise of options outstanding as of June 30, 2004, with a weighted average exercise price of $2.56 per share;

•	70,264 ordinary shares issuable upon exercise of an outstanding warrant with an exercise price of $18.68 per share;

•	318,669 ordinary shares available for issuance as of June 30, 2004 under our 2003 Omnibus Stock Option and Restricted Stock Incentive Plan; and

•	3,300,000 ordinary shares available for issuance under our newly adopted option and employee stock purchase plans.

After this offering and assuming the exercise in full of all of the foregoing outstanding options and warrants, our pro forma net tangible book value per share as of June 30, 2004 would be $4.10 per share, representing an immediate increase in net tangible book value of $2.47 per share to existing shareholders and an immediate dilution in net tangible book value of $13.90 per share to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the selected consolidated financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” following this section and our consolidated financial statements and related notes included elsewhere in this prospectus.

The consolidated statements of operations data set forth below for 2001, 2002 and 2003, and the consolidated balance sheet data as of December 31, 2002 and 2003, have been derived from our audited consolidated financial statements included in this prospectus. The consolidated statements of operations data for 1999 and 2000, and the consolidated balance sheet data as of December 31, 1999, 2000 and 2001, have been derived from our audited consolidated financial statements that are not included in this prospectus. The consolidated statement of operations data for the six months ended June 30, 2003 and 2004, and the consolidated balance sheet data as of June 30, 2004, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. The consolidated statement of operations data set forth below for the year ended December 31, 2003 and the six months ended June 30, 2004 and the consolidated balance sheet data as of December 31, 2003 and June 30, 2004 reflect our April 2003 acquisition of Epinions, Inc. Historical results are not necessarily indicative of future operating results.

	Years Ended December 31,					Six Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
						(Unaudited)
	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$525	$6,646	$12,698	$29,055	$67,039	$24,986	$42,337
Operating expenses:
Cost of revenues	325	3,826	6,372	3,685	3,331	1,453	2,251
Research and development	1,931	9,972	11,098	4,636	7,145	2,951	5,191
Sales and marketing	15,897	41,222	16,188	17,329	37,304	13,492	22,346
General and administrative	1,731	12,204	10,137	8,126	8,805	3,235	5,536
Stock-based compensation	—	—	114	13	2,495	—	2,358
Amortization of goodwill and other purchased intangible assets	—	16,026	42,336	—	500	164	353
Restructuring and other charges	—	—	9,517	—	1,019	—	617
Gain on sale of a consolidated subsidiary	—	—	(8,990)	—	—	—	—

Total operating expenses	19,884	83,250	86,772	33,789	60,599	21,295	38,652

(Loss) income from operations	(19,359)	(76,604)	(74,074)	(4,734)	6,440	3,691	3,685
Interest and other income (expense), net	293	3,241	730	(348)	640	122	185

(Loss) income before income taxes and minority interests	(19,066)	(73,363)	(73,344)	(5,082)	7,080	3,813	3,870
Provision for income taxes	—	—	—	—	(158)	(25)	(18)
Minority interest in losses of consolidated subsidiaries	—	2,712	490	—	—	—	—

Net (loss) income	(19,066)	(70,651)	(72,854)	(5,082)	6,922	3,788	3,852
Preferred share deemed dividend (1)	(600)	—	—	—	—	—	(10,500)

Net (loss) income attributable to ordinary shareholders	$(19,666)	$(70,651)	$(72,854)	$(5,082)	$6,922	$3,788	$(6,648)

Basic net (loss) income per share	$(12.86)	$(47.80)	$(18.50)	$(1.23)	$0.38	$0.24	$(1.17)
Diluted net (loss) income per share	$(12.86)	$(47.80)	$(18.50)	$(1.23)	$0.36	$0.23	$(1.17)
Weighted average ordinary shares used in computing basic net (loss) income per share (2)	1,529	1,478	3,939	4,124	4,375	4,098	5,685
Weighted average ordinary shares used in computing diluted net (loss) income per share	1,529	1,478	3,939	4,124	19,463	16,148	5,685
Pro forma deemed dividend (unaudited) (3)					$(17,679)		$(7,179)
Pro forma net loss attributable to ordinary shareholders (unaudited)					$(10,757)		$(13,827)
Pro forma basic net loss per share (unaudited)					$(0.56)		$(0.61)
Weighted average ordinary shares used in computing pro forma basic net loss per share (unaudited) (4)					19,135		22,542

	As of June 30, 2004
	Actual	Pro Forma As Adjusted (5)
	(In thousands)
	(Unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$30,483	$111,289
Working capital	29,581	110,387
Total assets	66,531	147,337
Total long-term obligations, less current portion	437	437
Total shareholders’ equity	53,841	134,647

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(Unaudited)
	(In thousands)
Consolidated Statement of Cash Flows Data:
Capital expenditures	$(183)	$(2,118)	$(2,102)	$(607)	$(3,666)
Cash flows from operating activities	(42,157)	(1,569)	15,073	8,542	7,011
Cash flows from investing activities	(350)	(1,806)	7,727	9,304	(3,048)
Cash flows from financing activities	3,071	(184)	71	(13)	814

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
	(In thousands)
Other Financial Data (unaudited):
Adjusted EBITDA (6)	$(19,256)	$(2,325)	$12,764	$4,990	$8,154

(1)	In June 2004 we amended our articles of association to increase the conversion ratios of certain classes of our preferred shares. We have recorded a non-cash deemed dividend representing the estimated value of the modification of the conversion ratios as of the date of the shareholder approval. We expect to record an additional amount of deemed dividend upon the closing of this offering, as discussed in Note 3 below. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and to Notes 2 and 18 of our notes to consolidated financial statements for a description of the preferred share conversion ratios and the calculation of our deemed dividend.

(2)	We compute basic net income per share using the two-class method as prescribed by EITF 03-6. Under the two-class method, we allocate net income to our ordinary shares and our participating preferred shares as if all of the income for the period had been distributed. The total income allocated to ordinary shares is then divided by the weighted average number of ordinary shares outstanding for the period to determine basic net income per share. For a detailed computation of our net (loss) income per share, please refer to Note 2 of our notes to consolidated financial statements included in this prospectus.

(3)	We expect to record a $7.2 million deemed dividend upon the closing of this offering, representing the excess of the fair value of ordinary shares that will be issued upon conversion of preferred shares over the fair value of ordinary shares that would have been issued pursuant to the original conversion terms and the $10.5 million that was recorded in June 2004. The fair value of ordinary shares is based upon our actual initial public offering price. The amount in the table above is based on an initial public offering price of $18.00 per share.

(4)	Assumes the conversion of all preferred shares outstanding as of December 31, 2003 and June 30, 2004 into ordinary shares.

(5)	The pro forma as adjusted column of this consolidated balance sheet data table reflects the conversion of all outstanding preferred shares into ordinary shares upon the closing of this offering, the issuance and sale by us of 5,060,084 ordinary shares in this offering at an initial public offering price of $18.00 per share, and the receipt of proceeds of this offering, after deducting underwriting discounts and commissions and estimated offering expenses, as if these events had occurred as of June 30, 2004.

(6)	See our discussion of Adjusted EBITDA as a non-GAAP financial measure immediately following these footnotes.

Reconciliation of Adjusted EBITDA to Net (Loss) Income

We define Adjusted EBITDA as net (loss) income plus interest expense, provision for income taxes, depreciation, amortization of goodwill and other purchased intangibles, stock-based compensation, and restructuring and other charges, and less interest and other income (expense), net. Adjusted EBITDA is not a measure of liquidity calculated in accordance with accounting principles generally accepted in the United States, and should be viewed as a supplement to — not a substitute for — our results of operations presented on the basis of accounting principles generally accepted in the United States. Adjusted EBITDA does not purport to represent cash flow provided by, or used in, operating activities as defined by accounting principles generally accepted in the United States. Our statement of cash flows presents our cash flow activity in accordance with accounting principles generally accepted in the United States. Furthermore, Adjusted EBITDA is not necessarily comparable to similarly-titled measures reported by other companies.

We believe Adjusted EBITDA is used by and is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. We believe that:

•	EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

•	investors commonly adjust EBITDA information to eliminate the effect of restructuring and stock-based compensation expenses, which vary widely from company to company and impair comparability.

Our management uses Adjusted EBITDA:

•	as a measure of operating performance to assist in comparing performance from period to period on a consistent basis;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations; and

•	in communications with the board of directors, shareholders, analysts and investors concerning our financial performance.

A reconciliation of Adjusted EBITDA to net (loss) income, the most directly comparable GAAP measure, for each of the fiscal periods indicated is as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
	(In thousands)
Net (loss) income	$(72,854)	$(5,082)	$6,922	$3,788	$3,852
Interest expense	242	386	32	19	3
Interest and other (income) expense, net	(972)	(38)	(672)	(141)	(188)
Provision for income taxes	—	—	158	25	18
Depreciation and amortization	2,361	2,396	2,310	1,135	1,141
Amortization of goodwill and other purchased intangibles	42,336	—	500	164	353
Restructuring and other charges	9,517	—	1,019	—	617
Stock-based compensation	114	13	2,495	—	2,358

Adjusted EBITDA	$(19,256)	$(2,325)	$12,764	$4,990	$8,154

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

We are a leading online comparison shopping service, attracting more unique visitors monthly than any other comparison shopping website. We help consumers make informed purchase decisions by enabling them to find the items they are looking for, compare products, prices and stores, and buy from among thousands of online merchants. We were incorporated in Israel in March 1997, and our service was first available in 1998. In April 2003, we acquired Epinions, Inc., an online shopping service specializing in consumer-generated reviews. In October 2003, we changed our name from DealTime Ltd. to Shopping.com Ltd. Our revenues have grown from $12.7 million in 2001 to $67.0 million in 2003. Our net loss decreased from $72.9 million in 2001 to $5.1 million in 2002. We realized net income of $6.9 million in 2003 and $3.9 million in the first six months of 2004. We realized net income attributable to ordinary shareholders of $6.9 million in 2003 and net loss attributable to ordinary shareholders of $6.6 million in the first six months of 2004. As of June 30, 2004, our accumulated deficit was $157.5 million.

Our service is free for consumers. We generate revenues primarily from merchants and other listings providers that pay us lead referral fees when consumers click through to merchant websites from listings on our service. We recognize these revenues in the period when the consumer clicks through to the merchant website.

Merchants use our online Merchant Center to indicate the prices they are willing to pay for each lead referral delivered from our service to their websites. We maintain minimum prices per lead referral for each product category. To increase the prominence of their listings on our service, merchants may increase the prices they are willing to pay for lead referrals; they can manage this usage on an ongoing basis. In each of the prior three years, less than 5% of our revenues were contingent upon whether the consumer ultimately purchased a product from the merchant.

To understand our revenue trends, we monitor total lead referrals to merchants and other listings providers, and the average revenue per lead referral. The volume of our lead referrals and the average revenue per lead referral are influenced by factors such as seasonality and category mix. A large portion of our lead referral revenues is derived under agreements with one of our listings providers, Google. We display listings from Google advertisers on our service, and Google pays us when our consumers click through these listings to the Google advertisers’ websites. In 2002 and 2003 and the first six months of 2004, we derived approximately 11%, 38% and 43% of our revenues, respectively, from these agreements. Our revenues under these agreements generally depend on the amount Google charges its advertisers for the lead referrals, which we do not set. However, under one of our agreements with Google, we were guaranteed payments of $16.0 million during each of the 12-month periods ending April 30, 2003 and 2004, and under another of our agreements with Google, we are guaranteed payments of $500,000 per month through February 2005.

We also generate revenues from banner and sponsorship advertising on our websites. Our banner and sponsorship advertising revenues consist of fees for online advertising and sponsorship of areas on our webpages. These revenues are derived principally from short-term advertising contracts in which we agree to provide a specified number of impressions over a specified period of time. An impression occurs each time an advertisement is displayed on one of our webpages. We recognize these revenues in the period when the impressions are delivered. Banner and sponsorship advertising revenues comprised 7.6%, 6.9%, 6.7% and 7.4% of total revenues in 2001, 2002 and 2003 and the first six months of 2004, respectively, and we believe that these revenues will continue to comprise less than 10% of our total revenues.

Our business is subject to seasonal fluctuations. In particular, we generate a disproportionate amount of our revenues in the fourth quarter of the calendar year. We also typically experience increases in revenues during other shopping-related seasonal events, such as post-holiday January sales, Father’s Day, graduation and back-to-school. We anticipate that our revenues will continue to be subject to seasonality and therefore our financial results will vary significantly from period to period. If that seasonal pattern were to be disrupted for any reason, our revenues and financial results could be harmed.

Historically, a substantial majority of our revenues has been derived in the United States. In December 1999, we launched a U.K. website to extend our comparison shopping service to consumers and merchants in the United Kingdom. We launched a German website in March 2000 and a Japanese website in October 2000, but terminated both websites as part of our 2001 restructuring. We continue to operate the U.K. website and plan to launch additional websites in Europe.

Our principal operating expenses have consisted of personnel and marketing costs. Personnel expenses consist of salaries, benefits and incentive compensation for our employees. These expenses are categorized in our statement of operations based on each employee’s principal function. Marketing expenses consist of programs designed to attract consumers and merchants to our service. The largest component of these expenses is comprised of online performance-based advertising designed to increase the number of consumers who visit our websites. A significant number of our consumers have been referred through keyword purchases from a small number of sources, including Google. We also have utilized traditional advertising, including a television campaign in the fourth quarter of 2003, and may conduct similar campaigns from time to time in the future.

Following this offering, we will incur additional general and administrative expenses related to operating as a public company, such as increased legal and accounting expenses, the cost of establishing an investor relations department, and higher insurance premiums.

In April 2003, we completed our acquisition of Epinions, Inc., an online shopping service specializing in consumer-generated reviews. The acquisition enabled us to provide consumers and merchants with a more complete comparison shopping service. In the acquisition, Epinions, Inc. merged with one of our wholly-owned subsidiaries, and we issued approximately 27.9 million preferred shares and options to purchase approximately 1.3 million ordinary shares, which we valued at $30.5 million, net of capitalized transaction costs of $0.4 million, at the time of the acquisition. We accounted for this acquisition under the purchase method.

Our functional currency is the U.S. Dollar. However, a significant portion of the costs associated with our Israeli operations is incurred in New Israeli Shekels. The functional currency of our U.K. subsidiary is the British Pound. The results of our operations are subject to fluctuations in exchange rates, which are influenced by inflation and interest rate fluctuations. The foreign currency exchange rate effects in 2001, 2002 and 2003 and the first six months of 2004 were not significant to our results of operations. We are not presently engaged in any transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations, such as hedging transactions. We do not own any market risk sensitive instruments.

In May 2004 our board of directors adopted, and in June 2004 our shareholders approved, an amendment to our articles of association to change the conversion ratios of certain classes of our preferred shares. At the time of the closing of this offering, any outstanding preferred shares will automatically be converted into ordinary shares, based on the conversion rates that are in effect at that time. The modification of the conversion ratios represented by this amendment will be treated as an induced conversion of the preferred shares and, as a result, we will record a deemed dividend in accordance with EITF Topic D-42. The amount of the deemed dividend will be calculated as the excess of the fair value of the ordinary shares that are issued upon conversion of the preferred shares over the fair value of the ordinary shares that would have been issued pursuant to the original conversion terms. The fair value of the ordinary shares will be determined as of the date of issuance, based on our actual initial public offering price. We recorded $10.5 million of this deemed dividend during the six months ended June 30, 2004 and will record the remaining amount of approximately $7.2 million upon the closing of this offering. This deemed dividend is a non-cash item that is subtracted from net income (loss) to arrive at net income (loss) available to common shareholders in the calculation of earnings per share. We believe that as a result of this deemed dividend, we are likely to report a net loss attributable to ordinary shareholders, and a net loss per share, for 2004 even if we otherwise would report net income in accordance with GAAP. Pro forma net loss per share reported under “Selected Consolidated Financial Data” reflects the $17.7 million deemed dividend. See Notes 2 and 18 of our notes to consolidated financial statements.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, or GAAP. To apply GAAP, we must make estimates that affect our reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. In many instances, we could reasonably have used different accounting estimates, and in other instances, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. We base our estimates on historical experience and other assumptions that we believe to be reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which are discussed further below.

Revenue recognition.    We generate revenues primarily from lead referral fees and banner and sponsorship advertising. Merchants and other listings providers pay us lead referral fees for consumer click-throughs to merchant websites from our service. We recognize lead referral revenue in the period when the consumer clicks through to the merchant website, provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable, we have no significant remaining obligations, and collection is reasonably assured. Our banner and sponsorship advertising revenues consist of fees for online advertising and sponsorship of areas on our webpages. We recognize these revenues in the period when the impressions are delivered, provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable, we have no significant remaining obligations, and collection is reasonably assured. Determining the collectibility of payments requires judgment on our part and includes performing initial and ongoing credit evaluations of our customers. We require customers with insufficient or poor credit histories to provide us with payment in advance of delivery of services to mitigate collection risk.

Allowance for doubtful accounts.    We maintain an allowance for doubtful accounts for estimated losses resulting from our customers’ failure to make required payments. Our judgment is required to determine whether an increase or reversal of the allowance is warranted. We will record an increase of the allowance if there is a deterioration in past due balances, if economic conditions are less favorable than we had anticipated, or for customer-specific circumstances, such as bankruptcy. We will record a reversal of the allowance if there is a significant improvement in collection rates. Historically, our allowance has been adequate to cover our actual losses from uncollectible accounts.

Intangible assets.    We have recorded goodwill and other intangible assets in connection with our business acquisitions. We exercise judgment in the assessment of the related useful lives, the fair values and the recoverability of these assets. Fair value is determined in part based on cash flow forecasts and discount rate estimates. Substantially all intangible assets, other than goodwill, are amortized over two years, the period of expected benefit. We periodically reassess the valuation of our intangible assets to conform to changes in our estimates of future performance. We consider existing and anticipated competitive and economic conditions in these assessments. We review goodwill for impairment at least annually. Cash flow forecasts used in the evaluation of goodwill and other intangible assets are based on trends of historical performance and our estimate of future performance. We did not record goodwill or other intangible asset impairment charges during 2002, 2003 and the first six months of 2004. In connection with our 2001 restructuring activities, we recorded an impairment of the remaining value of our intangible assets.

Income taxes.    We make estimates and judgments in determining our income tax expense, and in the calculation of our tax assets and liabilities. Our corporate tax rate is a combination of the U.S. tax rate on our U.S. income and the Israeli tax rate on our Israeli income, as well as the tax rates of other jurisdictions where we conduct business. We have operated pursuant to, and entered into, transfer pricing agreements that establish the transfer prices for transactions between Shopping.com Ltd. and our U.S. and U.K. subsidiaries. We believe that our transfer pricing is in accordance with applicable U.S., U.K. and Israeli regulations. Determining appropriate transfer pricing policies depends upon our estimates and assumptions. If our transfer pricing were to be successfully challenged, we could be required to reallocate our income and to record a higher income tax expense and liability.

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying values and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and estimate a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. Our judgment is required to determine whether an increase or decrease of the valuation allowance is warranted. We will increase the valuation allowance if we operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible. We will decrease the valuation allowance if our future taxable income is significantly higher than expected or we are able to utilize our tax credits. Any changes in the valuation allowance could affect our tax expense, financial position and results of operations.

Stock-based compensation.    In accounting for stock options issued to our employees, we have elected to follow the intrinsic value-based method prescribed by Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees,” or APB 25, and related interpretations. As a result, we record compensation expense for stock options granted to our employees based on the difference between the exercise price of the stock option and the fair market value of the underlying shares on the date of grant, provided that the number of shares eligible for issuance under the options and the vesting period are fixed. Because there has been no public market for our ordinary shares prior to this offering, to date we have determined the fair market value of our ordinary shares based on internal and external valuation analyses that required the use of our judgment and assumptions.

The fair value of the ordinary shares that underlie our stock options granted was originally established by our board of directors based on periodic valuation reports received from an unrelated valuation specialist and other factors. For financial reporting purposes and in anticipation of this offering, we reassessed the valuations of the ordinary shares underlying the stock options granted to our employees beginning in August 2003. We recorded deferred stock compensation to the extent that the reassessed value of the underlying ordinary shares exceeds the exercise price of the stock options as of the grant date. This deferred stock compensation is amortized over the vesting period of the stock options and is included as a component of stock-based compensation.

One of the significant methods we used to determine the reassessed values for the ordinary shares underlying options is through a comparison of price multiples of our historical and forecasted earnings to certain public companies involved in the same or similar lines of business. The market capitalizations of these companies has increased significantly since January 2003 which contributed significantly to the increase in the reassessed values of our shares. We also considered our financial performance and growth, primarily since the acquisition of Epinions in April 2003. We also retained third party advisors to provide two contemporaneous valuation analyses in July and December 2003 and used this information to support our own valuation analyses. These reassessed values are inherently uncertain and highly subjective. If we had made different assumptions, our deferred stock-based compensation amount, stock-based compensation expense, net income (loss) and net income (loss) per share would have been significantly different.

The following table shows the computation of deferred stock compensation amounts arising from stock options granted to employees:

	Three Months Ended
	September 30, 2003	December 31, 2003	March 31, 2004	June 30, 2004
Stock options granted to employees	555,250	451,500	407,125	274,700
Weighted average exercise price per ordinary share	$1.00	$3.39	$6.00	$6.00
Weighted average reassessed value of underlying ordinary shares	$2.14	$8.72	$19.49	$15.00
Weighted average intrinsic value per ordinary share	$1.14	$5.33	$13.49	$9.00
Deferred stock compensation recorded	$0.6 million	$2.4 million	$5.5 million	$2.5 million

In Note 2 of the notes to our consolidated financial statements, we disclose our pro forma net income or loss and net income or loss per ordinary share as if we had expensed the fair value of the options. We base the calculation of such fair value on assumptions that are disclosed in that note.

Options to purchase 180,745 ordinary shares that were granted to our employees are subject to variable accounting that will require us, in each period until those options are exercised, forfeited or expire, to incur a charge for compensation expense or a reversal of a charge, depending on the market value of our ordinary shares at the end of the reporting period.

Capitalized software.    We account for internal use software in accordance with American Institute of Certified Public Accountants Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. We have capitalized the payroll and payroll-related costs of employees who devote time to the development of internal-use computer software. We amortize these costs over their estimated useful lives, which is currently two years. Our judgment is required in determining the point at which various projects enter the stages at which costs may be capitalized, in assessing the ongoing value of the capitalized costs, and in determining the estimated useful lives over which the costs are amortized.

Internal financial controls.    In connection with our 2003 audit, our independent registered public accounting firm brought to our attention specific reportable conditions regarding our system of internal financial controls. Reportable conditions are matters that in the independent registered public accounting firm’s judgment could adversely affect our ability to process, summarize and report financial data consistent with the assertions of management in our financial statements. The existence of these reportable conditions did not require any restatement of our financial statements and did not impair the independent registered public accounting firm’s ability to issue an unqualified opinion on our consolidated financial statements. Our independent auditor did not bring any reportable conditions to our attention in connection with our 2001 and 2002 audits.

In order to correct these reportable conditions, we have taken the following steps:

•	Need to limit employee access to our revenue tracking system — we are enhancing our access controls surrounding the revenue tracking system and anticipate that such development will be completed by the end of 2004.

•	Need to retain certain electronic records — since the beginning of 2004, we have been implementing a system to maintain enhanced logs of electronic data that we believe resolves this issue.

•	Need to automate more of our financial processes that are currently performed manually — we have begun to identify the necessary system enhancements, particularly with regard to enhancements to the systems involving our stock option records, and we anticipate that such system enhancements and increased automation will be completed by the end of 2004.

•	Need to prepare timely reconciliations between our general ledger and certain subledgers — beginning in the first quarter of 2004, we have performed timely reconciliations between our general ledger and subledgers, and ensured that copies of such reconciliations are reviewed and maintained.

Results of Operations

Preliminary Results for the Three Months Ended September 30, 2004

Our third quarter ended on September 30, 2004. Set forth below is a discussion of our selected preliminary unaudited financial information for the three months ended September 30, 2004.

The following information about our selected preliminary financial information for the three months ended September 30, 2004 is unaudited. We have prepared this unaudited information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of such information. The results of operations for the three months ended September 30, 2004 are not necessarily indicative of the results to be expected for the full fiscal year.

Our revenues for the three months ended September 30, 2004 were $23.0 million. In comparison, our revenues were $16.8 million for the three months ended September 30, 2003, and $21.4 million for the three months ended June 30, 2004.

Our cost of revenues for the three months ended September 30, 2004 was $1.2 million. In comparison, our cost of revenues was $0.9 million for the three months ended September 30, 2003 and $1.2 million for the three months ended June 30, 2004.

Our research and development expenses for the three months ended September 30, 2004 were $2.7 million. In comparison, our research and development expenses were $1.8 million for the three months ended September 30, 2003 and $2.7 million for the three months ended June 30, 2004.

Our sales and marketing expenses for the three months ended September 30, 2004 were $11.5 million. In comparison, our sales and marketing expenses were $9.1 million for the three months ended September 30, 2003 and $11.9 million for the three months ended June 30, 2004. These expenses include online advertising costs of $9.4 million for the three months ended September 30, 2004, compared with $6.8 million for the three months ended September 30, 2003 and $9.7 million for the three months ended June 30, 2004.

Our general and administrative expenses for the three months ended September 30, 2004 were $3.8 million. In comparison, our general and administrative expenses were $2.1 million for the three months ended September 30, 2003 and $3.2 million for the three months ended June 30, 2004. The increase in general and administrative expenses reflects increased headcount and higher professional fees in connection with an investigation by a special committee of our board of directors.

Our stock-based compensation for the three months ended September 30, 2004 was $1.3 million. In comparison, our stock-based compensation was $1.6 million for the three months ended September 30, 2003 and $0.3 million for the three months ended June 30, 2004.

Our interest and other income (expense), net for the three months ended September 30, 2004 was an expense of $0.3 million, and reflects a $0.4 million loss on disposal of fixed assets incurred with the closing of our New York office. In comparison, our interest and other income (expense), net was $0.1 million for the three months ended September 30, 2003 and $17,000 for the three months ended June 30, 2004.

Our net income for the three months ended September 30, 2004 was $2.0 million. In comparison, our net income for the three months ended September 30, 2003 was $1.1 million, and for the three months ended June 30, 2004 was $1.6 million.

As discussed in “— Overview” and Notes 2 and 18 of our notes to consolidated financial statements, upon completion of this offering we will record a deemed dividend in an amount equal to the excess of the fair value of ordinary shares that would have been issued upon conversion of preferred shares over the fair value of ordinary shares that would have been issued pursuant to the original conversion terms for those preferred shares less the $10.5 million deemed dividend amount that we recorded in June 2004. For purposes of this deemed dividend calculation, the fair value of ordinary shares will be our actual initial public offering price. If this offering had been completed during the three months ended September 30, 2004, we would have reported a net loss attributable to ordinary shareholders and a net loss per share as a result of the additional deemed dividend we would have incurred upon completion of this offering. The additional deemed dividend amount would have been approximately $7.2 million based on our initial public offering price of $18.00 per share. We will record this additional deemed dividend during the fourth quarter of 2004.

Six Months Ended June 30, 2003 and 2004

Revenues.    Our revenues consist primarily of revenues from lead referrals; they also include banner and sponsorship advertising revenues and a small amount of other revenues. Our revenues were $25.0 million for the six months ended June 30, 2003 and $42.3 million for the six months ended June 30, 2004, including revenues from lead referrals of $23.2 million and $39.0 million, respectively.

These increases reflect growth in the volume of lead referrals to merchants and other listings providers, which rose from 73.1 million in the six months ended June 30, 2003 to 135.9 million in the six months ended June 30, 2004, and revenues per lead referral of $0.32 and $0.29, respectively. The increase in lead referral revenues was caused by a higher volume of lead referrals as a result of greater consumer usage and the acquisition of Epinions, Inc. Revenues per lead referral declined as a result of growth in the number of lead referrals from categories that generated lower average revenues per lead referral, such as home and garden, jewelry and watches, and clothing and accessories. Although we may acquire businesses or technologies from time to time, there can be no assurance that we will make any acquisition in the future that would have the positive impact on our revenues that our acquisition of Epinions had in 2003.

Banner and sponsorship advertising revenues increased from $1.6 million, or 6.4% of revenues, in the six months ended June 30, 2003 to $3.2 million, or 7.4% of revenues, in the six months ended June 30, 2004. We believe that banner and sponsorship advertising revenues will continue to comprise less than 10% of our total revenues in the future.

Our revenues from international operations were approximately $2.4 million, or 9.5% of revenues, in the six months ended June 30, 2003 and $6.2 million, or 14.7% of revenues, in the six months ended June 30, 2004. We plan to continue to invest in our international operations.

Because Internet commerce is a relatively new and rapidly evolving industry, we occasionally adjust our pricing model in an attempt to maximize our profitability. For example, in April 2004, for many of our product categories we modified the pricing model for lead referral payments by merchants and the system for prioritizing the display of merchant listings on our service. Under this new model, the first three relevant merchant listings are selected for display solely based on the amount of lead referral fees paid to us. All remaining relevant merchant listings are ordered based on a combination of product price and trustworthiness of store, with the first of these merchant listings designated a “Smart Buy.” The lead referral fees the merchants are willing to pay us for these remaining merchant listings do not affect the order of presentation on our service. For the first four merchant listings displayed, we charge the lead referral fee that each merchant has indicated it is willing to pay us. For the remaining merchant listings displayed, we charge the minimum category listing fee, without regard to the listing fee the merchants may be willing to pay. Before this change, we prioritized merchant listings in all product categories according to a variety of factors, principally the amount paid to us, and charged each merchant the amount that merchant had indicated it was willing to pay us for its listing, regardless of the placement of the merchant’s listing on our service. We still apply this method to those product categories not affected by the new pricing model. While we believe that this change, and other changes we make from time to time, will be beneficial for our business, we cannot be certain what effect, if any, they actually will have for our results in any future period.

Cost of revenues.    Cost of revenues primarily consists of hosting costs, which are co-location charges and support for our website equipment, bandwidth, depreciation and personnel expenses of the related employees. Cost of revenues also includes fees associated with serving and tracking advertising impressions on our websites. Cost of revenues was $1.5 million in the six months ended June 30, 2003 and $2.3 million in the six months ended June 30, 2004. The increase was due to an increase in the personnel required to support our service, including costs associated with our 2004 Performance Incentive Plan, and an increase in hosting and capacity expenses associated with the expansion of our co-location facilities to support our growth in consumer usage and product listings. As a percentage of revenues, cost of revenues decreased from 5.8% to 5.3%. We anticipate cost of revenues will increase in absolute dollars as consumer visitation increases and we expand our service geographically.

Research and development.    Research and development expenses consist of personnel and related expenses of research and development teams in Israel and the United States. They also include related supplies and equipment costs, including depreciation. Our research and development expenditures were $3.0 million in the six months ended June 30, 2003 and $5.2 million in the six months ended June 30, 2004. The increase in research and development expenditures resulted from the increase in personnel and related expenses in connection with the acquisition of Epinions, Inc. and costs associated with our 2004 Performance Incentive Plan. As a percentage of revenues, research and development expenses increased from 11.8% to 12.3%. Because research and development is an important component of our strategy, we expect to continue to invest in these activities. As a result, we expect that research and development expenses in 2004 will be higher than in 2003.

Sales and marketing.    Sales and marketing expenses consist of the costs of our marketing programs and personnel and related costs for our sales and marketing teams. Our marketing efforts consist primarily of online performance-based advertising campaigns and distribution agreements under which we display our service on other parties’ websites. We depend on these efforts to attract consumers to our service. Our sales and marketing expenses were $13.5 million in the six months ended June 30, 2003 and $22.3 million in the six months ended June 30, 2004. Included in these expenses are advertising costs of $10.4 million and $17.7 million, respectively, principally reflecting increased visits to our service. Personnel and related expenses increased from $3.1 million to $4.6 million, reflecting our acquisition of Epinions and higher commission expenses. As a percentage of revenues, sales and marketing expenses decreased from 54.0% to 52.8%. Because our marketing efforts are necessary to promote our brand and expand our business, we expect to continue to invest in these activities. As a result, we expect that sales and marketing expenses in 2004 will be higher than in 2003, in absolute dollars.

General and administrative.    General and administrative expenses consist of general corporate costs, including personnel expenses of employees involved in finance, accounting, human resources and legal, rent, insurance, bad debts and depreciation. Our general and administrative expenses were $3.2 million in the six months ended June 30, 2003 and $5.5 million in the six months ended June 30, 2004. The increase in general and administrative expense primarily resulted from the assumption of operating costs consisting of personnel, rent and related expenses in connection with the acquisition of Epinions, Inc. and costs associated with our 2004 Performance Incentive Plan. In addition, during the six months ended June 30, 2004, we incurred approximately $0.3 million of professional fees relating to a threatened litigation from former stockholders of Epinions and an investigation conducted by an independent committee of our board of directors. As a result, general and administrative expenses increased from 12.9% of revenues to 13.1%. We expect that after this offering, we will incur additional legal and accounting costs in order to comply with regulatory reporting requirements, as well as additional costs associated with being a public company, such as investor relations and higher insurance premiums.

Stock-based compensation.    We recorded deferred stock compensation of approximately $8.0 million in the six months ended June 30, 2004 for stock options we granted to our employees during the six months ended June 30, 2004. We have elected to follow the intrinsic value-based method prescribed by APB 25 for all stock options granted to our employees. For financial reporting purposes and in anticipation of this offering, we determined that the estimated value of the 681,825 ordinary shares underlying the stock options granted to employees during the six months ended June 30, 2004 was in excess of the exercise price of these stock options, which was deemed to be the fair market value as of the dates of grant. In 2004, the amortization of this component of deferred stock compensation, including the amortization of the similar component that was recorded during 2003, was approximately $1.0 million.

In addition, during the third quarter of 2003, we cancelled options to purchase 1,136,951 shares and issued 947,423 restricted ordinary shares subject to vesting. As a result of the issuance of the restricted shares, we recorded deferred stock compensation of $1.9 million, based on the difference between the value of the restricted shares on the grant date and the consideration received from the employees. This amount is being amortized as stock-based compensation over the vesting periods for these restricted ordinary shares, which are the same as the vesting periods of the cancelled stock options. During the six months ended June 30, 2004, we recorded $0.2 million of non-cash compensation expense relating to the vesting of these restricted shares.

We recorded additional deferred stock compensation of $1.9 million as a result of the cancellation of stock options in 2003 that were reissued within six months of the cancellation. We will incur a charge for compensation expense or a reversal of a charge in connection with variable accounting for these stock options, depending on the market price of our ordinary shares at the end of each reporting period, until those options are exercised, forfeited or expire. During the six months ended June 30, 2004, we expensed $0.8 million of this component of deferred stock compensation, which represented the vested portion of these stock options.

During the six months ended June 30, 2004, we accelerated the vesting of 22,500 stock options that were issued to a former employee who passed away in February 2004. As a result, we recorded $0.4 million of stock-based compensation based on the deemed fair value of the underlying ordinary shares on the date of acceleration.

Amortization.    As part of the purchase price accounting relating to the acquisition of Epinions, Inc., we identified certain intangible assets, consisting of acquired review content, software technology and corporate trade name that are being amortized on a straight-line basis over their estimated useful lives of two years. During the six months ended June 30, 2004, we recorded $0.4 million of amortization expense relating to these identified intangible assets, as compared to $0.2 million that we recorded during the six months ended June 30, 2003. The increase from 2003 to 2004 is attributable to the timing of the Epinions acquisition, which was completed in April 2003. We did not record any impairment of our goodwill or other intangible assets.

Restructuring and other charges.    In September 2003, we relocated our headquarters to Brisbane, California. The plan principally impacted our New York and Israel offices and was substantially completed during 2003. During the six months ended June 30, 2004, we recorded a charge of $0.6 million, consisting of $0.1 million of severance costs and $0.5 million of relocation costs. Further details regarding the components of this expense can be found in Note 12 of the notes to the consolidated financial statements included in this prospectus.

Net interest income.    Net interest income includes interest income on our cash accounts and finance expenses and fees. Net interest income increased from $0.1 million in the six months ended June 30, 2003 to $0.2 million in the six months ended June 30, 2004. The increase resulted from interest on our invested cash balances and the effect of exchange rates.

Provision for income taxes.    We recorded a nominal provision for income taxes in 2003 and 2004 that is principally attributable to minimum corporate taxes. We offset our remaining taxable income through the utilization of net operating loss carryforwards. We expect our net operating loss carryforwards to offset income in future years, and that our Approved Enterprise status in Israel will limit our provision for income taxes in the next few years.

Deemed dividend.    In June 2004, our shareholders approved an amendment to our articles of association to change the conversion ratios of certain classes of our preferred shares. The modification of the conversion ratios represented by this amendment is treated as an induced conversion of the preferred shares and recorded as a deemed dividend in accordance with EITF Topic D-42. In June 2004, we recorded a $10.5 million deemed dividend in an amount equal to the estimated value of the modification of the conversion ratios as of the date of the shareholder approval. Upon closing of this offering, we will compute the value of the deemed dividend based on the excess of the fair value of the ordinary shares that will be issued upon conversion of the preferred shares over the fair value of the ordinary shares that would have been issued pursuant to the original conversion terms. The fair value of the ordinary shares will be based upon our actual initial public offering price. At such time, we will record the difference between the computed value of the deemed dividend and the $10.5 million that we have recorded to date.

Net (loss) income attributable to ordinary shareholders.    We reported a net loss attributable to ordinary shareholders of $6.6 million for the six months ended June 30, 2004 as compared to net income attributable to ordinary shareholders of $3.8 million for the six months ended June 30, 2003. The net loss attributable to ordinary shareholders for the first six months of 2004 resulted from the $10.5 million deemed dividend that we recorded in June 2004, as discussed above. Since net (loss) income attributable to ordinary shareholders is used as the numerator in the computation of earnings per share, we reported a net loss per share for the six months ended June 30, 2004 as compared to net income per share for the six months ended June 30, 2003.

Years Ended December 31, 2001, 2002 and 2003

Revenues.    Our total revenues were $12.7 million in 2001, $29.1 million in 2002 and $67.0 million in 2003, including revenues from lead referrals of $10.8 million, $26.5 million and $61.9 million in 2001, 2002 and 2003, respectively. These increases reflect growth in the volume of lead referrals to merchants and other listings providers, which rose from 38 million in 2001 to 77 million in 2002 and 219 million in 2003, and revenues per lead referral of $0.28 in 2001, $0.34 in 2002 and $0.28 in 2003.

Approximately two-thirds of the increase in lead referral revenues from 2001 to 2002 was caused by a higher volume of lead referrals, and the balance reflects higher revenues per lead referral. Revenues per lead referral increased in 2002 in part because we established higher minimum prices for merchant listings and commenced our arrangement with Google in August 2002.

The increase in lead referral revenues from 2002 to 2003 was caused by a higher volume of lead referrals, offset in part by lower revenues per lead referral. Revenues per lead referral declined in 2003 as a result of growth in the number of lead referrals from categories that generated lower average revenues per lead referral, such as home and garden, jewelry and watches, and clothing and accessories. To a lesser extent, the decline in revenues per lead referral reflects our lowering of minimum prices for merchant listings in an effort to attract more merchants. Revenues per lead referral in 2003 includes a full year of our agreements with Google.

Banner and sponsorship advertising revenues increased from $1.0 million in 2001 to $2.0 million in 2002 and $4.5 million in 2003, but have decreased as a percentage of total revenues from 7.6% in 2001 to 6.9% in 2002 and to 6.7% in 2003.

Our revenues from international operations were approximately $1.3 million, or 10.2% of revenues, in 2001, $2.6 million, or 8.8% of revenues, in 2002, and $7.4 million, or 11.0% of revenues, in 2003.

Cost of revenues.    Cost of revenues was $6.4 million in 2001, $3.7 million in 2002 and $3.3 million in 2003. The decrease from 2001 to 2002 was due to the transition in March 2002 of our hosting environment from a managed to a co-location facility, which resulted in lower monthly hosting-related fees. The decrease from 2002 to 2003 was due to the realization of a full year of savings from this transition. This decrease was offset in part by an increase in the personnel required to support our service and an increase in hosting and capacity expenses associated with our growth in consumer usage and product listings. As a percentage of revenues, cost of revenues decreased from 50.2% in 2001, to 12.7% in 2002 and 5.0% in 2003.

Research and development.    Our research and development expenditures were $11.1 million in 2001, $4.6 million in 2002 and $7.1 million in 2003. The decrease in research and development expenditures from 2001 to 2002 resulted from lower personnel and related expenses as a result of our 2001 restructuring. The increase in research and development expenditures from 2002 to 2003 resulted from an increase in personnel and related expenses in connection with the acquisition of Epinions, Inc. As a percentage of revenues, research and development expenses decreased from 87.4% in 2001, to 16.0% in 2002 and 10.7% in 2003.

Sales and marketing.    Our sales and marketing expenses were $16.2 million in 2001, $17.3 million in 2002 and $37.3 million in 2003. Included in these expenses were advertising costs of $7.2 million, $13.3 million and $29.3 million in 2001, 2002 and 2003, principally reflecting increased visits to our service and a $3.8 million television advertising campaign in 2003. Personnel and related expenses decreased from $9.0 million in 2001 to $4.0 million in 2002, reflecting our restructuring, and increased to $8.0 million in 2003, reflecting our acquisition of Epinions, Inc. and higher commission expenses. Sales and marketing expenses for 2003 included our $3.8 million television advertising campaign in the fourth quarter of 2003, which coincided with the launch of our flagship destination, www.shopping.com, and the 2003 holiday shopping season in order to build brand awareness for our service. At the time of this campaign, we experienced an increase in usage of our service, leading to incremental revenue, which we believe was less than the cost of the advertising campaign. We are unable to predict the long-term impact, if any, of this or similar programs on our business. As a percentage of revenues, sales and marketing expenses decreased from 127.5% in 2001, to 59.6% in 2002 and 55.6% in 2003.

General and administrative.    Our general and administrative expenses were $10.1 million in 2001, $8.1 million in 2002 and $8.8 million in 2003. As part of our 2001 restructuring, we reduced personnel and terminated office leases, which caused general and administrative expenses to decline. The increase in general and administrative expenditures from 2002 to 2003 primarily resulted from the assumption of operating costs consisting of personnel, rent and related expenses in connection with the acquisition of Epinions, Inc. General and administrative expenses declined from 79.8% of revenues in 2001, to 28.0% in 2002 and 13.1% in 2003.

Stock-based compensation.    We recorded deferred stock compensation of approximately $3.0 million in 2003 for stock options we granted to our employees in August 2003 and thereafter. We have elected to follow the intrinsic value-based method prescribed by APB 25 for all stock options granted to our employees. For financial reporting purposes and in anticipation of this offering, we determined that the estimated value of the 1,006,500 ordinary shares underlying the stock options granted in August 2003 and thereafter was in excess of the exercise price of these stock options, which was deemed to be the fair market value as of the dates of grant. In 2003, the amortization of this component of deferred stock compensation was approximately $0.1 million.

In addition, during 2003, we cancelled options to purchase 1,136,951 shares and issued 947,423 restricted ordinary shares subject to vesting. As a result of the issuance of the restricted shares, we recorded deferred stock compensation of $1.9 million, based on the difference between the value of the restricted shares on the grant date and the consideration received from the employees. This amount will be amortized as stock-based compensation over the vesting periods for these restricted ordinary shares, which are the same as the vesting periods of the cancelled stock options. During 2003, we recorded $1.5 million of non-cash compensation expense relating to the vesting of these restricted shares.

We recorded additional deferred stock compensation of $1.4 million as a result of the cancellation of stock options in 2003 that were reissued within six months of the cancellation. We will incur a charge for compensation expense or a reversal of a charge in connection with variable accounting for these stock options, depending on the market price of our ordinary shares at the end of each reporting period, until those options are exercised, forfeited or expire. During 2003, we expensed $0.9 million of this component of deferred stock compensation, which represented the vested portion of these stock options.

Amortization.    In January 2002, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, or FAS 142, which requires that goodwill no longer be amortized to earnings, but instead be reviewed annually for impairment. Any impairment loss is recognized in the statement of operations. Since the adoption of FAS 142, we have not recorded an impairment of our goodwill or other intangible assets. As part of the purchase price accounting relating to the acquisition of Epinions, Inc., we identified certain intangible assets, consisting of acquired review content, software technology and corporate trade name, that are being amortized on a straight-line basis over their estimated useful lives of two years. During 2003, we recorded $0.5 million of amortization expense relating to these identified intangible assets.

In 2001, prior to the adoption of FAS 142, we recorded $42.3 million of amortization of goodwill and other purchased intangibles. Goodwill that arose from historical acquisitions was amortized using the straight-line method over the estimated useful life of two years. Assembled workforce and acquired software were amortized using the straight-line method over their useful lives, which were two years and one year, respectively. We recorded an impairment of $6.4 million of goodwill and other intangible assets, as more fully discussed below, as part of our 2001 restructuring. As a result of this amortization and the impairment charge, goodwill and other intangible assets were fully amortized as of December 31, 2001.

Restructuring and other charges.    In 2001, we executed a number of restructuring initiatives in which we reduced our aggregate workforce by over 200 employees, including the closing of our offices and websites in Germany, Japan and California. In addition, as a result of our decision to abandon the interactive product guide technology that was acquired in the acquisition of Digital Jones, and since we found no alternative use for the intangible assets that we acquired in that acquisition, we recorded an impairment charge of approximately $6.4 million representing the carrying value of the acquired long-lived assets that arose from the acquisition of Digital Jones. In total, we recorded a charge of $9.0 million in connection with the 2001 initiatives, including the above impairment charge. In 2001, we also recorded a $0.5 million charge related to the abandonment of our planned initial public offering. In September 2003, we relocated our headquarters to Brisbane, California. The plan principally impacted our New York and Israel offices and was substantially completed during 2003. During 2003, we recorded a charge of $1.0 million, consisting of $0.3 million of severance costs and $0.7 million of relocation costs. Further details regarding the components of this expense can be found in Note 12 of the notes to our consolidated financial statements included elsewhere in this prospectus.

Net interest income.    Net interest income includes interest income on our cash accounts and finance expenses and fees. Net interest income decreased from $0.7 million in 2001 to an expense of $0.3 million in 2002 and then increased to income of $0.6 million in 2003. The decrease from 2001 to 2002 resulted from interest on our outstanding borrowings with Bank Hapoalim B.M., the effect of exchange rates, and lower invested cash balances. The increase from 2002 to 2003 resulted from interest on our invested cash balances and lower interest expense since we repaid our borrowings with Bank Hapoalim during 2002.

Provision for income taxes.    We did not record a provision for income taxes for 2001 or 2002. In 2003, we recorded a provision for income taxes that is principally attributable to California state taxes and other minimum corporate taxes. We offset our remaining taxable income through the utilization of net operating loss carryforwards.

Quarterly Results of Operations Data

The following table sets forth unaudited quarterly consolidated statement of operations data for each of the ten quarters in the period ended June 30, 2004. In our opinion, this data has been prepared on the same basis as the audited consolidated financial statements included in this prospectus, and reflect all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. The results of operations for any quarter are not necessarily indicative of the results of operations for a full year or any future period.

Our quarterly results of operations have varied significantly in the past and we expect our quarterly operating results to vary significantly in the future. Our quarterly revenues and results of operations are affected by factors such as seasonality, timing of expenditures and the mix by product category of lead referrals that we generate. The three months ended June 30, 2003 is the first period that reflects the effect of our April 2003 acquisition of Epinions, Inc. The results of operations for the three months ended September 30, 2003 reflect a higher operating cost base attributable to an increase in personnel for our Brisbane, California office, and costs associated with the launch of our new Shopping.com brand and website. The results of operations for the three months ended December 31, 2003 include our $3.8 million television advertising campaign. Our results of operations for any historical period are not necessarily indicative of results of operations for any future period.

	For the Three Months Ended
	March 31, 2002	June 30, 2002	Sept 30, 2002	Dec 31, 2002	March 31, 2003	June 30, 2003	Sept 30, 2003	Dec 31, 2003	March 31, 2004	June 30, 2004
	(Unaudited)
	(Dollars in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$5,750	$5,482	$6,836	$10,987	$10,307	$14,679	$16,848	$25,205	$20,985	$21,352

Operating expenses:
Cost of revenues	1,367	735	882	701	640	813	852	1,026	1,084	1,167
Research and development	1,244	1,161	1,081	1,150	1,314	1,637	1,826	2,368	2,500	2,691
Sales and marketing	4,204	3,927	3,608	5,590	6,312	7,180	9,139	14,673	10,449	11,897
General and administrative	2,104	2,204	1,783	2,035	1,477	1,758	2,103	3,467	2,362	3,174
Stock-based compensation	13	—	—	—	—	—	1,561	934	2,012	346
Amortization of goodwill and other purchased intangible assets	—	—	—	—	—	164	168	168	176	177
Restructuring and other charges	—	—	—	—	—	—	256	763	319	298

Total operating expenses	8,932	8,027	7,354	9,476	9,743	11,552	15,905	23,399	18,902	19,750

(Loss) income from operations	(3,182)	(2,545)	(518)	1,511	564	3,127	943	1,806	2,083	1,602
Income taxes	—	—	—	—	—	(25)	(25)	(108)	(6)	(12)
Interest (expense) income, net	(241)	(57)	(56)	6	(72)	194	147	371	168	17

Net (loss) income	(3,423)	(2,602)	(574)	1,517	492	3,296	1,065	2,069	2,245	1,607
Deemed dividend	—	—	—	—	—	—	—	—	—	(10,500)

Net (loss) income attributable to ordinary shareholders	$(3,423)	$(2,602)	$(574)	$1,517	$492	$3,296	$1,065	$2,069	$2,245	$(8,893)

(Loss) income per share:
Basic	$(0.85)	$(0.64)	$(0.14)	$0.12	$0.04	$0.18	$0.05	$0.10	$0.10	$(1.54)
Diluted	$(0.85)	$(0.64)	$(0.14)	$0.12	$0.04	$0.17	$0.05	$0.09	$0.09	$(1.54)

Liquidity and Capital Resources

We had unrestricted cash and cash equivalents of $30.5 million as of June 30, 2004, an increase from $25.7 million as of December 31, 2003. In addition, as of June 30, 2004, we had $0.2 million of cash deposits that were pledged as collateral for certain outstanding standby letters of credit issued in connection with our office lease and that, accordingly, we segregated and recorded as restricted cash. Historically, we have financed our operations and capital expenditures primarily through the sale of preferred shares to investors.

Operating activities for 2003 provided cash of approximately $15.1 million, and for the first six months of 2004, provided cash of approximately $7.0 million, primarily from working capital. During 2002, to mitigate collection risk, we launched an initiative to require customers with insufficient or poor credit histories to provide us with payment in advance of delivery of service. The number of customers who pay us in advance of delivery of services continued to increase from 2002 to 2003, which also contributed to the improvement in our resulting cash flows. In April 2003, we acquired $9.9 million of net cash as part of our acquisition of Epinions, Inc. During the first six months of 2004, we reduced our outstanding standby letters of credit by approximately $1.4 million and had corresponding reductions in our restricted cash balances and increases in our unrestricted cash balances. Offsetting these cash increases were purchases of property and equipment of $2.1 million in 2003 and $3.7 million in the first six months of 2004.

We previously had a bank credit facility with Bank Hapoalim. Borrowings under this facility bore interest at an annual rate of LIBOR plus 1.5%. The credit facility was secured by a lien on all of our assets. We repaid all outstanding borrowings under this credit facility during 2002. We currently do not have any credit facilities.

We have no material commitments outside the ordinary course of business except for our non-cancelable operating leases. We have no long-term debt obligations, capital lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet as of December 31, 2003. The following table summarizes our future minimum operating lease payments as of December 31, 2003 (in thousands):

2004	$1,166
2005	733
2006	636
2007	646
2008	661
Thereafter	676

Total lease payments	$4,518

Our capital requirements depend on many factors, including market acceptance of our service, the resources we devote to developing, marketing and selling our service, the timing and extent of deploying additional services, the extent and timing of investments and other factors. We expect to devote substantial capital resources to expand our product development and marketing organizations, to expand marketing programs, to expand internationally and for other general corporate activities. Based on current levels of operations and planned growth, we expect that our available funds and anticipated cash flows from operations, together with the proceeds from this offering, will be sufficient to meet our expected needs for working capital and capital expenditures for the next 12 months. Thereafter, if we do not have sufficient cash available to finance our operations, we may be required to obtain additional public or private debt or equity financing. We cannot be certain that additional financing will be available to us on favorable terms when required or at all. If we are unable to raise sufficient funds, or if this offering is not consummated, we may need to reduce our planned operations and expansion activities; however, we believe that available funds and anticipated cash flows from operations, will be sufficient to meet our working capital and operating expense requirements for at least the next twelve months.

Effective Corporate Tax Rate

Our corporate tax rate reflects a mix of the U.S. statutory tax rate on our U.S. income and the Israeli tax rate discussed below, as well as the tax rates of other jurisdictions in which we have operations and conduct business.

Generally, Israeli companies are subject to corporate tax on taxable income. The corporate tax rate was reduced in July 2004, from 36% to 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter. We have been granted Approved Enterprise status in Israel under the Law for the Encouragement of Capital Investments, 1959, for our investment program. As a result of this status, we expect to enjoy an exemption from Israeli corporate taxes on income derived from our approved investment program during the first two years that our investment program produces taxable income after utilization of our Israeli net operating losses, provided that we do not distribute that income as a dividend. In addition, we expect to enjoy a reduced Israeli corporate tax rate of 10% to 25% during the five to eight years following the tax exemption period. However, we will not be able to enjoy these benefits beyond the earlier of (a) 12 years from the commencement of production by the relevant investment program or (b) 14 years from receipt of the approval. We recorded taxable income in Israel for the first time during the year ended December 31, 2003, which was offset by tax loss carryforwards and therefore we have not yet begun to use the tax benefits for which we are eligible.

We had generated U.S. net operating loss carryforwards of approximately $70.0 million as of December 31, 2003, which are due to expire between 2019 to 2023 for federal income tax purposes. U.S. tax regulations place a limitation on the utilization of federal net operating loss carryforwards upon the occurrence of an ownership change, as defined. We believe that, as of December 31, 2003, the use of our federal net operating loss carryforwards were limited to approximately $4.3 million per year in accordance with this regulation. As of December 31, 2003, we had generated a total of approximately $49.8 million of net operating loss carryforwards in Israel. These Israeli net operating loss carryforwards have no expiration date.

Recent Accounting Pronouncements

In December 2003, the Securities and Exchange Commission released Staff Accounting Bulletin No. 104, Revenue Recognition, or SAB 104. SAB 104 revises or rescinds portions of the interpretative guidance related to revenue recognition included in Topic 13 of the codification of the staff accounting bulletins. We have assessed the impact of SAB 104 and concluded that the adoption of SAB 104 will not have a material impact on our consolidated financial statements.

In April 2003, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities, or FAS 149. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts. FAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform it to language used in FASB Interpretation No. 45, and amends certain other existing pronouncements. FAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of the statement, except those related to forward purchases or sales of “when-issued” securities, should be applied prospectively. We do not currently have any instruments that meet the definition of a derivative, and therefore the adoption of this statement has had no effect on our consolidated financial position or results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, or FAS 150. FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and further requires that an issuer classify as a liability (or an asset in some circumstances) financial instruments that fall within its scope because that financial instrument embodies an obligation of the issuer. Many of such instruments were previously classified as equity. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of FAS 150 did not have a material impact on our consolidated financial position or results of operations.

In December 2003, the FASB issued additional guidance clarifying the provisions of FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, or FIN 46-R. FIN 46-R provides a deferral of FIN 46 for certain entities until after March 15, 2004. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. We believe that the adoption of this standard will have no material impact on our consolidated financial statements.

In March 2004, the FASB ratified the consensuses reached by the Emerging Issues Task Force (“EITF”) in EITF Issue No. 03-6, Participating Securities and the Two-Class Method Under FASB Statement No. 128 (“EITF 03-6”). EITF 03-6 nullifies the guidance previously included under EITF Topic D-95, Effect of Participating Convertible Securities on the Computation of Basic Earnings per Share, and requires that convertible participating securities be included in the computation of basic earnings per share using the two-class method. EITF 03-6 is effective for fiscal periods beginning after March 31, 2004. We adopted EITF 03-6 for the quarter ended June 30, 2004. We had previously computed basic earnings per share using the as-if converted method, as permitted under EITF Topic D-95. As required by EITF 03-6, we have recomputed our historical basic earnings per share amounts to conform to the current presentation. The adoption of EITF 03-6 did not have an impact on our reported basic earnings per share.

Qualitative Disclosures about Market Risk

We have exposure to interest rate risk that relates primarily to our investment portfolio. All of our current investments are classified as cash equivalents and carried at cost, which approximates market value. We do not currently use or plan to use derivative financial instruments in our investment portfolio. The risk associated with fluctuating interest rates is limited to our investment portfolio and we do not believe that a 10% change in interest rates will have a significant impact on our interest income, operating results or liquidity. As of December 31, 2003 and June 30, 2004, our cash and cash equivalents were maintained by financial institutions in the United States, Israel and Europe. Our deposits in the United States may be in excess of insured limits and our deposits in other jurisdictions are not insured. We believe that the financial institutions that hold our investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The U.S. Dollar cost of our operations is influenced by the extent to which any inflation in the other countries in which we operate is offset, is offset on a lagging basis, or is not offset by the devaluation of the applicable currencies in relation to the U.S. Dollar. For example, when the rate of inflation in Israel exceeds the rate of devaluation of the New Israeli Shekel against the U.S. Dollar, we experience increases in the U.S. Dollar cost of our operations in Israel, harming our financial results. We may be materially and adversely affected in the future if inflation in Israel, the United Kingdom or other countries where we operate exceeds the devaluation of that country’s currency against the U.S. Dollar or if the timing of the devaluation lags behind inflation in Israel, the United Kingdom or other countries.

A devaluation of the New Israeli Shekel, the Euro, or the British Pound in relation to the U.S. Dollar has the effect of reducing the U.S. Dollar amount of any of our expenses or liabilities which are payable in that currency, unless these expenses or payables are linked to the U.S. Dollar. This devaluation also has the effect of decreasing the U.S. Dollar value of any asset denominated in New Israeli Shekels, Euros or British Pounds or receivables payable in New Israeli Shekels, Euros or British Pounds, unless the receivables are linked to the U.S. Dollar. Conversely, any increase in the value of the New Israeli Shekel, the Euro or the British Pound in relation to the U.S. Dollar has the effect of increasing the U.S. Dollar value of any unlinked New Israeli Shekel, Euro or British Pound assets and the U.S. Dollar amounts of any unlinked New Israeli Shekel, Euro or British Pound liabilities and expenses.

Exchange rates between the New Israeli Shekel, the Euro or the British Pound and the U.S. Dollar fluctuate continuously. Accordingly, exchange rate fluctuations and currency devaluations will affect our financial results and period-to-period comparability of those results.

We are not presently engaged in any transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations, such as hedging transactions. We do not own any market risk sensitive instruments.

BUSINESS

Business Overview

We are a leading online comparison shopping service, attracting more unique visitors monthly than any other comparison shopping website. We help consumers make informed purchase decisions by enabling them to find the items they are looking for, compare products, prices and stores, and buy from among thousands of online merchants. We gather product and merchant data from across the Internet, organize and structure it into a comprehensive catalog, and present the resulting information to consumers in a user-friendly interface at our flagship destination, www.shopping.com, and our consumer reviews website, www.epinions.com. Our service is free for consumers. We generate revenues from merchants and other listings providers that pay us lead referral fees when consumers click through to merchant websites from listings on our service.

The Internet is a powerful medium for buying and selling goods and services. Consumers benefit from the convenience, selection and savings available from shopping online; however, they need help in sorting through the large volume of information and choices. Merchants benefit from the ability to reach large audiences of potential customers through the Internet; however, they need help in targeting, measuring and optimizing their online advertising efforts.

We believe that Shopping.com provides consumers with a better way to shop online by enabling them to find, compare and buy products conveniently and efficiently. We gather data on millions of products from thousands of sources across the Internet to provide consumers with a single destination for shopping content. We organize and structure this content into our comprehensive and proprietary catalog of product and merchant information, couple it with detailed product and store reviews written by contributors to our Epinions website, and present the results in a user-friendly interface. Consumers use our website’s Product Finder to compare products by brand, price and store, and by category-specific features, such as comparing digital cameras by megapixel resolution or sofas by type of material. Consumers use our website’s Store Finder to compare online stores by merchant rating, product availability, price, and tax and shipping fees. We obtain product and merchant data through automated feeds, website extraction and licensing arrangements.

We believe that Shopping.com provides merchants with a better way to sell online by enabling them to use online advertising to target consumers who are actively seeking information on products and services. Our comparison shopping content and functionality help consumers make informed purchase decisions, generating lead referrals that we believe are more likely to result in sales for our merchants. Merchants join our service with little upfront cost and pay us only when we generate a lead referral or purchase for them. We provide measurement and optimization tools that enable merchants to manage their advertising campaigns. Merchants use our online Merchant Center to obtain product- and category-specific reports on lead referrals, cost-per-lead referral, and total marketing spend. Merchants may use our online ROI Tracker to monitor the rate at which lead referrals convert to sales, and to measure their return on investment. In addition, listings providers such as Google and eBay supply merchant listings that we display on our service. In 2002 and 2003 and first six months of 2004, Google accounted for approximately 11%, 38% and 43% of our revenues, respectively.

Since launching in 1998, we have experienced significant growth in the number of consumers and merchants using our service. According to industry analyst comScore Media Metrix, in September 2004, Shopping.com had the largest U.S. audience of any property in the Comparison Shopping category, with 15 million unique visitors. In the same period, Shopping.com was the fourth-largest multi-category commerce destination overall, based on unique visitors, behind eBay, Amazon and Yahoo! Shopping, according to Nielsen//NetRatings. During 2003, we generated revenues from more than 200 million lead referrals to more than 6,000 merchants and other listings providers.

Industry Background

Online Shopping

Online shopping has established itself as a large and rapidly growing channel for consumers and merchants to buy and sell goods and services. According to an October 2003 Jupiter Research report, the U.S. online buyer population, which consisted of 49 million individuals in 2000, grew to an estimated 97 million in 2003, and is expected to grow to more than 150 million in 2008. The value of U.S. online retail sales, which was $42 billion in 2000, grew to an estimated $96 billion in 2003, and is expected to grow to $258 billion in 2008 according to Forrester Research. Researching products online has become the most popular online activity after email and search, with 62% of online users surveyed using the Internet to research purchases, as reported by Jupiter Research in June 2003. Jupiter also estimated in October 2003 that 15% of all U.S. retail sales were influenced by online research in 2003, and that this figure will grow to 29% by 2008.

We believe that the key forces driving the growth of online shopping are:

Convenience, selection, savings.    The Internet offers around-the-clock access to millions of products and thousands of stores, unlike in-store shopping. It contains shopping information from a wide variety of sources, including merchant websites, manufacturer websites and other online content providers. Consumers utilize this convenience, selection and information to save time and money.

Increased broadband penetration.    Consumers with broadband connections are at least 50% more likely to complete an online purchase than those with narrowband connections, according to comScore Networks research. Jupiter Research estimated in September 2003 that U.S. households with broadband connections will increase from 22 million in 2003 to 46 million in 2008.

Performance-Based Advertising

Online advertising has emerged as a widely-used medium for advertisers to reach target audiences. Forrester Research expects that the online advertising market will grow from $7.0 billion in 2003 to $15.6 billion in 2008. Traditional advertising, whether online or offline, typically is purchased on a cost-per-impression basis. Online advertising, however, increasingly is being purchased on a cost-per-referral or cost-per-purchase basis, which is known as performance-based advertising. Forrester Research estimates that the market share of online advertising represented by performance-based advertising will increase from 27% in 2003 to 37% in 2008. We believe that performance-based advertising continues to gain popularity with advertisers because, unlike impression-based advertising, advertisers pay only for specific benefits, such as when consumers click through to their websites or transact business on their websites.

We believe that the key forces driving the growth of performance-based advertising are:

Performance-orientation.    Performance-based advertising is generally more cost-effective than traditional impression-based advertising because advertisers pay only for specific benefits, such as lead referrals or subsequent purchases. In addition, performance-based advertising allows for more precise audience targeting, since it is typically associated with specific products or services.

Measurable results.    The results of performance-based advertising are more measurable than traditional forms of advertising, because merchants can track consumer click-throughs, purchases and overall return on investment. In addition, merchants can evaluate the success of their advertising campaigns, modify the targeting of their listings, and optimize their spending based on results.

Challenges for Consumers and Merchants

We believe many consumers have not yet been able to take full advantage of online shopping and many merchants have not yet been able to take full advantage of performance-based advertising. Consumers may be challenged by the large volume of available information and the difficulty of comparing product and service offerings effectively and comprehensively. Merchants may need better access to large numbers of consumers who are actively shopping for products and services, along with the tools to manage and optimize their performance-based advertising campaigns.

Our Comparison Shopping Service

Our comparison shopping service enables consumers to find, compare and buy products and services online conveniently and efficiently, and enables merchants to generate sales cost-effectively from consumers who are actively shopping.

Benefits for Consumers

Organized and structured information.    We gather data from thousands of online sources to provide consumers with a single destination for shopping content from across the Internet. We prevent information overload by organizing and structuring this content into a comprehensive catalog of product and merchant information and presenting it in a user-friendly interface. We believe that this approach enables consumers to shop more efficiently than by visiting retail sites or search engines.

Consumer-generated reviews.    We provide access to more than 1.9 million detailed consumer-generated product and store reviews, written by the community of contributors to our Epinions website. This community rates the helpfulness of each review, enabling us to display the most helpful reviews more prominently. We believe that reviews written by consumers provide a valuable resource for shoppers seeking to evaluate the advantages and disadvantages of products and stores.

Comparison shopping tools.    We facilitate comparison and side-by-side evaluation of products and stores. Our Product Finder helps consumers compare products by general criteria such as brand, price or store, or by category-specific attributes such as resolution for digital cameras, seating direction for child car seats, or material for sofas. Our Store Finder helps consumers compare online stores by criteria such as merchant rating, product availability, price, and tax and shipping fees by zip code.

Benefits for Merchants

Targeted audiences, qualified referrals.    We enable merchants to use performance-based advertising to reach consumers who are actively shopping for their products and services. We believe that our consumers are attractive potential customers for merchants, because they have used our comparison shopping content and functionality to educate themselves and make informed product and store decisions. We refer to such click-throughs as qualified lead referrals.

Ease of use, little upfront cost.    We provide proprietary technologies that make it easy for merchants to advertise their offerings on our service. Merchants join our service at little upfront cost through automated online enrollment or through our direct sales force. They integrate inventory information into our catalog and keep it current by submitting the information electronically or allowing us to extract it from their websites. Merchants can manage their advertising campaigns at category or subcategory levels, rather than managing large lists of keywords.

Measurement and optimization tools.    We supply free tools that enable merchants to target consumers, measure advertising effectiveness and optimize their spending on our service. Our

Merchant Center provides an easy way to obtain product- and category-specific reports on lead referrals, cost-per-lead referral, and total marketing spend. Our ROI Tracker enables merchants to manage their return on money spent on our service by monitoring data on the number of lead referrals converted to sales, and the associated revenues and profitability, on a per-transaction and aggregate basis.

Strategy

Our business objective is to grow profitably while pursuing our mission of helping shoppers everywhere use the power of information to find, compare and buy anything. We aim to:

•	Help shoppers make informed purchase decisions;

•	Provide a global resource with localization by country;

•	Become the destination with comprehensive shopping content;

•	Enable comparison shopping through structure and organization of data; and

•	Address additional categories of products and services.

Our strategies are as follows:

Enhance product and technology.    We believe that continuous improvement of our user experience is essential to providing the highest-quality service. We intend to develop new features and functionality that will further help consumers make informed purchase decisions and increase their loyalty to our service. In order to build the Internet’s most comprehensive catalog of shopping content, we will continue to gather and organize product and merchant information, and grow our database of consumer-generated reviews. We will refine our search algorithms and attribute-based navigation tools to enable consumers to find, compare and buy more quickly and easily.

Increase brand awareness.    We believe that heightened awareness of the Shopping.com brand will increase the number of consumers and merchants using our service. We aim to define our brand as the leading shopping resource for consumers and the leading customer acquisition vehicle for merchants. We plan to promote our brand primarily through online advertising delivered to consumers when they are researching purchases. We expect to use traditional print, radio and television media on a selective basis, as we did during the 2003 holiday season. In addition, we will use public relations efforts to highlight the benefits that Shopping.com provides to consumers and merchants.

Broaden merchant services.    We believe that providing merchants with free, easy-to-use resources to target, measure and optimize their online advertising campaigns is essential for our success. We intend to develop new processes and tools to enable merchants, with minimal effort, to maximize the benefits they receive from our service. In addition, we will continue to improve our account management functionality to allow merchants to monitor their online campaigns and manage the effectiveness of their marketing spend. We also plan to hire additional account managers to provide enhanced customer care to our largest merchant customers.

Expand internationally.    We believe that the benefits of our service can be extended internationally. We are developing an integrated technology platform to accommodate delivery of our service in multiple countries, languages and currencies. We intend to re-launch our current U.K. website under the Shopping.com brand later this year.

Add categories of products and services.    We believe that our service can be applied to a broad range of retail products and services that have mass market appeal. We intend to use our methods for creating organized and structured shopping information and consumer-generated reviews in broadening the scope of our offering to include new categories of products and services.

Our Consumer and Merchant Offerings

Consumer Offering

Our www.shopping.com and www.epinions.com websites provide consumers with information, tools and a user-friendly interface that make it easy to find, compare and buy products and services in hundreds of categories from thousands of merchants. All of our pages have an organized layout, and easy-to-access search and browse navigation capabilities.

Search and browse.    Consumers can search or browse to find items on our service. We prominently display a search box at the top of every webpage. To search, consumers simply type in product names (such as “television,” “merlot wine” or “shoes”), brands (such as “sony,” “lego” or “prada”) or a combination (such as “canon printer” or “kitchenaid toaster”). Consumers can also browse through our product catalog by clicking on one of our 18 top-level product and service categories and following through to one or more of our more than 500 specific subcategories. Examples of our categories and subcategories are as follows:

Top-Level Categories	Subcategories	Top-Level Categories	Subcategories
Clothing and Accessories	Women’s, Men’s, Shoes	Kids and Family	Car Seats, Strollers, Toys
Computers and Software	Laptops, PDAs, Printers	Movies	Action and Adventure, Drama, Comedy
Electronics	Digital Cameras, Audio, Video	Music	New Releases, Jazz, Pop & Rock
Gifts	Flowers and Plants, Wine	Office	Copiers, Fax Machines, Supplies
Health and Beauty	Fragrances, Nutrition, Shavers	Sports and Outdoors	Cycling, Personal Fitness, Golf
Home and Garden	Appliances, Furniture, Kitchen	Travel	Car Rentals, Hotels, Luggage
Jewelry and Watches	Necklaces, Rings, Watches	Video Games	Consoles, PS2 Games, Xbox Games

Narrowing product choices.    Consumers use our website’s Product Finder functionality to narrow product choices by the specific criteria that match their needs. Product Finder enables narrowing by price range, brand and various category-specific attributes such as comparing strollers by weight, digital cameras by megapixel resolution, or video games by platform.

Comparing products.    Once consumers have narrowed the set of products they are considering, they can compare them in a side-by-side format on the basis of relevant criteria. Evaluation criteria might include product specifications, reviews, price and image. Consumers can generate customized side-by-side comparisons by selecting two or more products and clicking the “Compare Products” button.

Product reviews.    Consumers can access our more than 1.7 million product reviews written and rated by members of our Epinions community. Reviews include an overall rating (on a 5-star scale) as well as category-specific ratings (e.g., comparing televisions by picture quality, comparing vacuum cleaners by durability). Reviews are typically more than 250 words in length and include product pros and cons, date written, and background information on the review’s author. Members of the Epinions community, rather than our employees, write and rate all reviews based on their helpfulness to shoppers. Our sorting algorithm displays highly rated reviews more prominently, making them more likely to be read by consumers.

Epinions community.    The Epinions community is comprised of consumers who have chosen to become members of our www.epinions.com website and share their shopping experiences in the form of product and store reviews. Many community members receive nominal payments for writing and rating, and membership is open to all users of Epinions.

Comparing prices and stores.    Once consumers select products, they can compare prices and stores through our website’s Store Finder, which displays columns of information such as store rating, availability and price. Consumers can receive personalized information about tax and shipping charges by entering their zip codes. Once consumers select a specific product and store, they can click on a “Buy It” link, which takes them directly to the relevant merchant’s product page, where they can complete the purchase.

The listing order of relevant merchant offers in our Store Finder is determined by a combination of the lead referral fee paid to us, product price and store rating. The first three merchant listings are ordered solely by lead referral fee paid to us. All subsequent listings are ordered by a combination of lowest product price and trustworthiness of store, irrespective of the lead referral fees paid to us by these merchants.

Trustworthiness of stores is determined by ratings submitted by consumers. We award the distinction of “Trusted Store” to those merchants that possess outstanding store ratings, excellence in customer service, and consumer-friendly policies and practices. Trusted Stores receive preference in listing order, and the Trusted Store with the lowest product price earns an additional designation, “Smart Buy.” In addition, to expand the store options for consumers, we provide a “Featured Resources” section on our service where consumers can click through to links provided by Google, Overture and eBay, our listings providers.

Detailed store ratings.    To assist in store selection and gauge trustworthiness of stores, shoppers can access our detailed consumer-generated store ratings. Stores are rated on overall satisfaction, on-time delivery and customer service levels. Each store rating also includes a description of that reviewer’s shopping experience with the merchant and indicates whether or not the reviewer would buy from the store again.

Cash back program.    Consumers may choose to participate in our cash back program, which we launched in September 2004, under which we will pay them a percentage of the purchase price of products they buy from participating merchants on our site. The cash back amounts vary from merchant to merchant, and generally range from 2% to 5% of the purchase price. We send checks on a quarterly basis to participating consumers with more than $5 in their cash back accounts.

Merchant Offering

Our technologies for merchant enrollment, product submission, pricing and results tracking, coupled with our customer service program, make it easy for merchants to advertise their products on Shopping.com.

Joining our service.     Merchants can join our service through automated online enrollment or through our direct sales force. Merchants provide us with their company name and URL, primary contact information and a refundable credit card deposit. Merchants who have questions during the process can access live help for personal service through online chat or email. The commitment for merchants is minimal, because there is little upfront cost and they can cancel at any time.

Submitting product listings.    Merchants can easily integrate their product listings onto our service. They can either provide us with their own product listing feed or pay us to build a customized crawler that can extract product listings directly from their website. We charge merchants $25 to create a custom crawler, and $20 per month to update their product listings automatically on a daily basis.

Managing payment.    Merchants who meet our credit criteria are offered standard credit terms. Other merchants pay us deposits through credit cards or by check. Payment for each lead referral is deducted from their deposits until the account reaches a zero balance, at which point their product listings are automatically removed from our service until another deposit is made.

Managing cost-per-lead referral.    We determine minimum prices per lead referral by category and subcategory. These minimums currently range from $0.05 to $1.00 per lead referral. Merchants may choose to increase the amount they are willing to pay, which may heighten the prominence of their listings on our service. We allow merchants to set the maximum cost-per-lead referral that they are willing to pay in a subcategory, yet they pay either the subcategory minimum lead referral amount, or no more than $0.01 over the bid of the next highest merchant in that subcategory, depending on the pricing model implemented in that subcategory. At any time, merchants can change their cost-per-lead referral on our Merchant Center, with changes taking effect within minutes.

Tracking leads and sales.    Merchants can use our free software tools to measure and optimize their marketing expenditures on our service. They can monitor lead referrals per day, view their billing history, change their cost-per-lead referral and make other adjustments to their account. Our ROI Tracker helps merchants determine which leads are most profitable to improve their return on their marketing expenditures. Merchants can also use our free survey tool to collect feedback from consumers who purchase on their websites.

Customer service.    When merchants sign up for our service, they are contacted via email or telephone by our merchant support team. For larger merchants, our merchant services team provides ongoing personalized service to assist them with integration into our service and to help them manage the effectiveness of their marketing expenditures.

Sales and Marketing

We focus our marketing efforts on acquiring and retaining consumers, while we focus our sales efforts on acquiring and retaining merchants. These efforts are interdependent, since attracting more consumers increases our appeal to merchants, and attracting more merchants increases our appeal to consumers.

Consumer Marketing

Advertising and public relations.    We purchase performance-based advertising from search engines and other websites to expose our brand to consumers who are researching purchases. This advertising principally consists of keyword-based purchases, generally pursuant to contracts that we may terminate on 30 days’ notice. We continually monitor our campaigns and adjust them to achieve better results. In addition, we engage in public relations outreach that highlights the convenience and savings shoppers can achieve by using our service. We supplement these efforts with selective offline advertising, primarily in television and radio media.

Distribution.    We enter into distribution agreements with companies that wish to feature some of our comparison shopping content on their websites. Examples include co-brand companies (portals and content sites such as Comcast, Earthlink and PC Magazine, for which we build and host partner-branded shopping sites), application programming interface, or API, companies (e.g., AT&T, to which we deliver comparison shopping content for integration into its sites), and other companies (smaller websites that are seeking to monetize their traffic, to which we offer self-service integration of our content). We either pay these companies a cost-per-click fee, or share the revenues we charge our merchants when consumers link from these distribution partner website to a merchant website.

Retention.    We aim to retain consumers who visit our service by providing: easy and effective search and navigation tools; broad product selection and merchant coverage; accurate, current and detailed product, price and store information; comprehensive and trusted user ratings and reviews; and easy-to-use product and merchant comparison tools.

Merchant Sales

Merchant enrollment.    Large merchant customers are contacted and enrolled by our direct sales force. Smaller merchant customers learn of our service through our consumer-oriented marketing efforts, trade-oriented public relations and attendance at industry trade shows, and enroll though our self-service interface. We also work with advertising agencies and merchant recruiters to add merchants.

Listings providers.    We provide supplemental shopping information to consumers through additional merchant listings provided by Google, Overture and eBay in the “Featured Resources” section on our service. Under our agreements with Google, we display listings from its advertisers on our service. When consumers click through on these listings, they are sent directly to the relevant Google advertiser. Google pays us for these lead referrals based on a share of its charges to its advertisers. Google accounted for 38% of our revenues in 2003 and 43% of our revenues for the first six months of 2004. Under one of our agreements with Google, we were guaranteed payments of $16.0 million during each of the 12-month periods ending April 30, 2003 and 2004, and under another of our agreements with Google, we are guaranteed payments of $500,000 per month through February 2005. eBay pays us a fee each time we send a lead referral to their website. These listings provide consumers with supplemental merchant links, particularly in categories where we do not have a large number of participating merchants.

Unpaid listings.    We also include on our service merchants that do not compensate us for listing their products. We provide these free listings principally to enhance the consumer experience in those categories where we have insufficient coverage from other sources.

Technology

We have devoted more than six years to developing proprietary software specifically designed for comparison shopping. We believe that the quality of our technology gives us an advantage over our competitors and we intend to continue developing this proprietary software. As of June 30, 2004, 189 of our 297 employees were engaged in research and development. Our research and development expenses were $11.1 million, $4.6 million and $7.1 million in 2001, 2002 and 2003, respectively, and $5.2 million in the first six months of 2004.

Our technology has five distinct tiers of software — content acquisition, content normalization, search and presentation, client service interface and internal business metrics.

Content acquisition.    Our software gathers detailed, up-to-date information on millions of product offerings from thousands of merchants. The key processes in this content acquisition tier are: self-service feed uploading (a web-based system that merchants use to provide product offers they wish to make available on our service); automated site scraping (scripts that enable us to extract data directly from merchant websites); product image, specification and attribute mining (processes for recording detailed product information relevant to each product category); and consumer review generation and quality control (a self-managing community that writes and rates reviews).

Content normalization.    Our algorithms transform unstructured data acquired from multiple sources into structured information organized into our product catalog, which is one of our core assets.

The key processes in this content normalization tier are: category mapping (classifying product data from different merchants into the category structure that we use in our catalog); product mapping (associating discrete offers from different merchants, including price, shipping cost and availability, with specific product names); and attribute mapping (connecting product images, specifications and other attributes, and consumer reviews to specific products).

Search and presentation.    Our search and presentation software enables consumers to find items in our product catalog using keywords and feature-based browsing, and to compare prices, specifications and reviews. We attempt to minimize the number of clicks needed for consumers to access relevant shopping information by using business logic algorithms. These algorithms include: attribute-based search (enabling users to narrow down products by product characteristics); synonyms and spellchecking (allowing us to display relevant product offers in response to alternative words or spellings); skipping (using popularity data to direct a consumer to a specific product or category page, bypassing the winnowing process); and sorter confidence (ranking results based on algorithmic-based determination of their relevance). To maximize search speed, we have configured a farm of servers, queried in parallel, which can be extended to accommodate a higher volume of shopping requests.

Client service interface.    Our proprietary client service interface software facilitates our communications with our merchant customers and our distribution partners. For merchants, our Merchant Center and ROI Tracker enable self-enrollment, prominence management, revenue and cost tracking and payment. Our Shopping.com API and Partner Resource Center are specifically designed to enable companies with which we have distribution agreements to integrate our content onto their websites, track their revenues and optimize their results.

Internal business metrics.    We have developed proprietary data warehouse software for capturing and reporting our business metrics along many dimensions. For example, we collect data on consumer visits to our websites and outgoing lead referrals to our merchant customers, by traffic source and category destination, as well as our associated revenues and acquisition costs.

We have designed our technologies to accommodate planned growth in number of consumer visits and product offers, with little additional effort other than adding servers and other hardware. We have configured our technology infrastructure to minimize downtime in the event of any failure. We have employed industry-standard distributed architecture, incorporating separate, redundant server farms for each of the technology tiers in our system. Our primary server farm operates from a hosting services site in lower Manhattan in New York, and our Epinions web site is operated from a second server farm in San Jose, California. Our server farms are provisioned with Intel-based hardware, typically mid-level servers incorporating Pentium 4 Xeon processors, with the exception of our database servers, which incorporate Sun Microsystems hardware. Networking and load balancing requirements are provisioned mostly using Cisco Systems hardware.

Competition

The business of providing comparison shopping services is highly competitive. We compete for both consumer and merchant users of our service. These efforts are interdependent, since attracting more consumers increases our appeal to merchants, and attracting more merchants increases our appeal to consumers.

We compete for consumers on the bases of brand recognition, coverage of products and merchants, quality of information and ease of use. We compete for merchants on the bases of the quantity of lead referrals, the likelihood that those lead referrals will convert into purchases, our ability to help merchants measure the results of their advertising on our service, and our ability to help them optimize their marketing expenditures on our service. Any service that helps consumers find, compare or buy products and services is a competitor to us.

Our most direct competition comes from several companies that focus exclusively on providing comparison shopping services. In this group, our principal competitors are BizRate, mySimon, NexTag and PriceGrabber in the United States, and Kelkoo in Europe (which was recently acquired by Yahoo!). We believe that many of these companies have specific competitive advantages over us. For example, BizRate specializes in merchant reviews and PriceGrabber specializes in computers and consumer electronics categories. However, we believe our large volume of consumers and merchants, breadth of product and service offerings, high-quality consumer-generated reviews, and organized and structured shopping experience provide us with competitive advantages over these companies.

We also face competition from search engines and portals, which serve as origination websites for consumers to find products. They have large volumes of visitors, consumers and merchants, established brand recognition, loyal users, and significant personnel and financial resources at their disposal. We rely on search engines for a substantial portion of the consumers visiting our websites. Yahoo! provides a service similar to ours and Google operates a search engine for finding products for sale online called “Froogle.” We believe our exclusive focus on comparison shopping provides us with competitive advantages over these companies. However, Google could decide in the future that it prefers not to do business with us due to the competitive nature of Froogle and Shopping.com. In that event, Google could decide not to renew its current agreements with us when they expire, or it could decide to offer renewal terms that are less favorable to us than the terms of our current agreements with Google. In either case, we could experience a significant decline in our revenues.

We also face indirect competition from online retailers. Typically, online retailers serve as destination websites from which consumers directly buy products, but have limited comparison shopping functionality. However, they are skilled at building customer loyalty and generating repeat business. Consumers may bypass our service in favor of going straight to retailer websites. This risk is compounded because several of these online retailers, such as Amazon.com and eBay, are also our customers. We believe that the comprehensiveness of our service, and its focus on the comparison of products, prices and stores, provides us with competitive advantages over these companies.

Intellectual Property

Protecting our proprietary rights, such as our brand and our proprietary technologies, is critical to building consumer loyalty and attracting and retaining merchant customers. We seek to protect our proprietary rights through a combination of copyright, trade secret, patent and trademark law and contractual restrictions, such as confidentiality agreements and proprietary rights agreements. We enter into confidentiality and proprietary rights agreements with our employees, consultants and business partners, and generally control access to and distribution of our proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may obtain and use our intellectual property, and we cannot be certain that the steps we have taken will prevent misappropriation or confusion among consumers and merchants. If we are unable to procure, protect and enforce our intellectual property rights, then we may not realize the full value of these assets, and our business may suffer.

We currently have several registered and unregistered trademarks and service marks in the United States and other countries, and no patents. We have filed patent applications in the United States, and applications to register our other trademarks and service marks in the United States and internationally, including the name Shopping.com. There is no assurance that our patent and trademark applications will result in the issuance of any valid patents or additional registered trademarks.

In addition to our registered trademarks and service marks, we currently own a number of Internet domain names, including shopping.com, epinions.com and dealtime.com. We are aware that domain names similar to shopping.com have been registered in the United States and elsewhere and that in some countries the top level domain name “shopping” is owned by other parties. The acquisition and maintenance of domain names are generally regulated by governmental agencies and their designees. As a result, we might not be able to acquire or maintain our domain name in all of the countries in which our service may be accessed. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. We might not be able to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights.

Shopping.com™, the Shopping.com logo, DealTime®, DealTime.com®, Epinions®, Epinions.com®, and our other trademarks, service marks or registered service marks appearing in this prospectus are the property of Shopping.com. All other trademarks, trade names or service marks referred to in this prospectus are the property of their respective owners.

Employees

As of June 30, 2004, we had 297 employees, of whom 194 were full-time and 103 were part-time. We believe our relations with employees are good.

Legal Proceedings

We are involved in various legal proceedings arising from the normal course of business activities. We do not expect resolution of these matters to have a material adverse impact on our consolidated results of operations, cash flows or financial position. However, an unfavorable resolution of a matter could, depending on its amount and timing, materially affect our future results of operations, cash flows or financial position in a future period.

In May and June 2004 we were notified that a group of former holders of Epinions, Inc. common stock claims that it was damaged by alleged misrepresentations and failures to disclose material information, as well as breaches of fiduciary duty, in connection with our April 2003 acquisition of Epinions. The acquisition was consummated following a fairness hearing before the California Department of Corporations, and approvals by substantial majorities of the Epinions common stockholders and each series of Epinions preferred stockholders. That acquisition resulted in holders of Epinions preferred stock receiving shares of our preferred stock and certain Epinions employees being hired and given options by us, while the Epinions common stock was cancelled without consideration. We have been notified that the group of former Epinions stockholders claims to have suffered damages of over $30 million and that such former stockholders claim to be entitled to between 1.8 million and 2.4 million Shopping.com ordinary shares. The letters further state that the former stockholders may seek to recover punitive damages, or to impose a constructive trust on misappropriated property and possibly other remedies, such as rescission and restitution. If these former Epinions stockholders file a claim relating to their alleged damages, they may make additional demands. Should this claim result in litigation, we intend to defend ourselves vigorously.

Facilities

We maintain research and development facilities in approximately 12,196 square feet of space at 1 Zoran Street, Netanya, Israel, under a lease that expires on May 31, 2005. We have an option to extend this lease through May 2007. Our U.S. subsidiary, Shopping.com (California), Inc., maintains offices in approximately 25,028 square feet of space at 8000 Marina Boulevard in Brisbane, California under a lease that expires on December 31, 2009. We have an option to extend this lease for an additional five years. Our subsidiary in the United Kingdom maintains its offices at Greater London House, Hampstead Road in London, England under a lease that expires on October 24, 2007. We have an option to terminate this lease on October 25, 2005, and we may seek alternative or additional facilities in the United Kingdom prior to that date, which we expect to be able to find at reasonable cost. We believe that our facilities are sufficient to meet our needs for the next twelve months.

MANAGEMENT

Executive Officers and Directors

Our executive officers, directors and director nominees are:

Name	Age	Position(s)
Daniel T. Ciporin	46	Chief Executive Officer and Chairman of the Board
Amir Ashkenazi	33	Chief Technology Officer
Ignacio J. Fanlo	43	Chief Revenue Officer
Greg J. Santora	53	Chief Financial Officer
John P. Connaughton	39	Director
Michael A. Eisenberg	33	Director
J. William Gurley	38	Director
John R. Johnston	52	Director
Reinhard Liedl	50	Director
Ann Mather	44	Director
Lorrie Norrington	44	Director
Alex W. “Pete” Hart	64	Director Nominee

Daniel T. Ciporin has served as our chief executive officer since January 1999 and as chairman of our board of directors since October 2001. From 1997 through January 1999, Mr. Ciporin served as senior vice president of global deposit products at MasterCard International Incorporated, a provider of credit and payment solutions. Mr. Ciporin received his B.A from the Woodrow Wilson School of Public and International Affairs at Princeton University and his M.B.A. from the Yale School of Organization and Management.

Amir Ashkenazi co-founded Shopping.com in December 1997 and has served as our chief technology officer since that period. From December 1997 to January 1999, Mr. Ashkenazi also served as our president. From 1997 to February 2000, and from January 2002 until April 2003, he served as a member of our board of directors. Mr. Ashkenazi studied computer science and economics at Tel Aviv University.

Ignacio J. Fanlo has served as our chief revenue officer since January 2002. From August 1999 through October 2001 he served as our chief financial officer, from August 1999 to April 2003 he served as our chief operating officer and from October 2001 to April 2003 he served as our president. From 1998 to August 1999, Mr. Fanlo was not employed, and pursued his private interests. From 1993 to 1998, Mr. Fanlo worked for Morgan Stanley Dean Witter, most recently as a managing director in charge of United States Dollar securitized debt trading and capital markets. Mr. Fanlo received his B.S.E. in chemical engineering from Princeton University.

Greg J. Santora has served as our chief financial officer since December 2003. From February 2003 to November 2003, Mr. Santora was not employed, but served on the boards of several public and private companies. From 1996 to February 2003, Mr. Santora served in several roles at Intuit, Inc., a business and financial management software company, including senior vice president and chief financial officer. Mr. Santora currently serves on the boards of Align Technology, Inc. and Digital Insight Corporation. Mr. Santora received his B.A. in accounting from the University of Illinois and his M.B.A. from San Jose State University.

John P. Connaughton has served as a member of our board of directors since February 2000. Since 1997, Mr. Connaughton has served as a managing director of Bain Capital, LLC, a private equity firm, where he has been a member of the firm since 1989. From 1987 to 1989, Mr. Connaughton was a strategy consultant with Bain & Company, an international strategy consulting firm. Mr. Connaughton currently serves on the boards of ProSiebenSAT.1 Media AG, a leading German television company, and Stericycle, Inc., a medical waste management company. He received his B.S. in commerce from the University of Virginia and his M.B.A. from Harvard Business School.

Michael A. Eisenberg has served as a member of our board of directors since August 1998. Since 1997, Mr. Eisenberg has served as a general partner at Israel Seed Partners, a private venture capital firm. Mr. Eisenberg received his B.A. in political science from Yeshiva University.

J. William Gurley has served as a member of our board of directors since April 2003. Since February 1999, Mr. Gurley has served as a general partner with Benchmark Capital, a private venture capital firm. Mr. Gurley received his B.S. in computer science from the University of Florida and his M.B.A. from the University of Texas.

John R. Johnston has served as a member of our board of directors since April 2003. Since 1995, Mr. Johnston has served as a general partner of August Capital, a private venture capital firm, which he co-founded. Mr. Johnston received his B.A. in English from Princeton University and his M.B.A. from Harvard Business School.

Reinhard Liedl has served as a member of our board of directors since February 2001. Since 1998, Dr. Liedl has served as chief financial officer and an executive vice president of DirectGroup Bertelsmann, which operates all clubs and e-commerce activities of the Bertelsmann Group. Dr. Liedl currently serves as a member of the supervisory board for Buch.de Internetstores AG, Münster, an online retailer of books and a publicly traded company on the Frankfurt Stock Exchange. Dr. Liedl received his diploma in mathematics and his Ph.D. in business administration from Westfaelische Wilhelms University in Germany.

Ann Mather has served as a member of our board of directors since May 2004. From September 1999 to May 2004, Ms. Mather served as executive vice president and chief financial officer of Pixar, a digital animation studio. From July 1999 to September 1999, she was executive vice president and chief financial officer of Village Roadshow Pictures. From 1992 to July 1999, Ms. Mather worked for Walt Disney Studios in a number of executive positions, most recently as Senior Vice President of Finance for Buena Vista International. Ms. Mather currently serves on the board of Central European Media Enterprises Ltd., an international television broadcasting company that operates a group of networks and stations across Central and Eastern Europe. Ms. Mather is a graduate of Cambridge University in England and is a chartered accountant.

Lorrie Norrington has served as a member of our board of directors since June 2004. Since August 2001, Ms. Norrington has served as an officer of Intuit, Inc., a business and financial management software company. She is currently an executive vice president in Intuit’s Office of the CEO. Prior to joining Intuit, from 1982 to July 2001, she served in a variety of positions at General Electric Corporation, a diversified technology, media and financial services company, including most recently as president and chief executive officer of GE FANUC Automation, a global manufacturing automation solutions business. Ms. Norrington received her B.S. in business administration from the University of Maryland and her M.B.A. from Harvard Business School.

Alex W. “Pete” Hart has consented to serve as a member of our board of directors upon his appointment following the completion of this offering. Since 1997, Mr. Hart has been an independent consultant to the consumer services industry, focusing on payment services and consumer finance. From 1995 to 1997 he served as chief executive officer of Advanta Corporation, a consumer lending company, and he was its executive vice chairman from 1994 to 1996. From 1988 to 1994, Mr. Hart served as president and chief executive officer of MasterCard International, a global payment provider. Mr. Hart is chairman of the board of directors of Silicon Valley Bancshares Inc., and a director of Fair

Isaac Corporation, a provider of analytics and decision technology, and Global Payments, Inc., a payment services company. Mr. Hart holds a B.A. in Social Relations from Harvard University.

Board of Directors and Other Corporate Governance Matters

As an Israeli company, we are subject to Israeli laws relating to our corporate governance.

Number of Directors; Terms of Office.    Our articles of association provide for a board of directors of not less than five and not more than fifteen directors, as may be fixed from time to time by the board of directors. Upon the closing of this offering, our board of directors will consist of eight directors, not including the two external directors to be elected at a special shareholders meeting, which we intend to hold within three months of the closing of this offering. Under our articles of association, our directors are apportioned into three classes. Class I directors, consisting of Michael Eisenberg, John Johnston and Reinhard Liedl, will hold office until our annual meeting of shareholders to be held in 2005. Class II directors, consisting of Daniel Ciporin, John Connaughton and J. William Gurley, will hold office until our annual meeting of shareholders to be held in 2006. Class III directors, consisting of Ann Mather and Lorrie Norrington, will hold office until our annual meeting of shareholders to be held in 2007. Alex W. Hart has consented to serve as a member of our board of directors when appointed, and we expect Mr. Hart will serve as a Class III director upon his appointment to our board of directors.

Following these initial terms, members of each class may serve for periods of three years. Pursuant to Israeli law, our external directors will be elected to serve an initial term of three years. Their terms of service as external directors may be extended for another three-year period.

External Directors.    The boards of directors of Israeli companies whose shares are publicly traded are required to include at least two members who qualify as external directors under Israeli law. External directors must be elected by the vote of a majority of the shares present and voting at a shareholders meeting. Of the shares voted to elect an external director, either:

•	at least one-third must be shares held by shareholders other than controlling shareholders, or

•	the total number of shares voted against the external director and held by shareholders other than controlling shareholders must not exceed 1% of the aggregate voting rights in the company.

External directors are elected to serve a term of three years, and may be reelected to serve in this capacity for one additional term of three years. External directors may be removed from office only under limited circumstances, including ceasing to meet the statutory qualifications for their appointment or violating the duty of loyalty to the company. If all directors are of the same gender, the next new external director elected must be of the other gender. Each committee of the board of directors must include at least one external director, except that the audit committee must include all external directors then serving. Israeli law regulating the compensation of external directors prohibits external directors from receiving, directly or indirectly, any compensation, other than for services as an external director pursuant to the provisions and limitations set forth in the regulations promulgated under Israeli law.

Israeli law provides that a person is not qualified to serve as an external director if at any time during the two years preceding appointment, that person, a relative, partner or employer of that person, or any entity under that person’s control has had any affiliation or business relationship with the company, any entity controlling the company or an entity that, as of the date of appointment, or at any time during the two years preceding that date, is controlled by the company or by any entity controlling the company.

No person may serve as an external director if that person’s professional activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as a director.

Until the lapse of two years after termination of membership on the board, we may not engage an external director to serve as an executive officer or director and cannot employ or retain that person to provide paid professional services, whether directly or indirectly.

Pursuant to Israeli law, we are required to designate our initial external directors at a special shareholders meeting to be held within three months following the offering. We intend to hold such a meeting to elect two additional directors as external directors within that time period. We expect that Mr. Hart will qualify as one of our external directors as required by Israeli law.

Board Committees

Our board of directors has an audit committee, a compensation committee and a nominating committee.

Audit Committee.    Our audit committee assists the board of directors in fulfilling its oversight responsibilities relating to our financial accounting, reporting and controls. Pursuant to its charter, the audit committee is responsible for monitoring the integrity of our financial statements and auditing, accounting and financial reporting processes, evaluating the qualifications and independence of the external auditor and detecting defects in the management of our business through consultation with the internal auditor. The responsibilities of the audit committee under Israeli law include identifying irregularities in the management of the company’s business and approving certain related party transactions. See “— Approval of Related Party Transactions Under Israeli Law.”

The board of directors of an Israeli public company must appoint an audit committee with at least three members, all of whom are members of the board of directors. The chairman of the board, any controlling shareholder, any relative of a controlling shareholder, and any director employed by the company or who provides services to the company on a regular basis (other than as a board member) may not serve on the audit committee. Currently, the members of our audit committee are Ms. Mather, who is the chair, Dr. Liedl and Ms. Norrington. Following the appointment of Mr. Hart and a second nominee as our external directors, they will be appointed as members of our audit committee. At that time, the composition of our audit committee will meet the requirements of Israeli law and the requirements for independence under the rules and regulations of the Securities and Exchange Commission and The NASDAQ Stock Market. We expect to appoint Mr. Hart as a member of our audit committee after the completion of this offering.

Compensation Committee.    Our compensation committee reviews and determines policy relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of the chief executive officer and other executive officers, evaluating the performance of these officers in light of those goals and objectives, and determining compensation of these officers based on those evaluations. This committee also administers our equity-based compensation plans, subject to approval by the board of certain actions to the extent required by applicable law. Under our articles, all compensation arrangements with executive officers who are not directors require approval of the compensation committee. However, extraordinary transactions with executive officers require additional approvals. Arrangements regarding the compensation of directors, including executive officers who are directors, require approval of the audit committee, the board of directors and the shareholders in that order. Currently, the members of our compensation committee are Mr. Eisenberg, who is the chair, and Ms. Norrington. Following the election of our external directors, the members of our compensation committee will be Mr. Eisenberg, who will be the chair, Ms. Norrington and one of our external directors.

Nominating Committee.    Our nominating committee identifies, evaluates and recommends nominees for membership on our board of directors. Upon the consummation of this offering, the members of our nominating committee are Mr. Gurley, who is the chair, and Ms. Mather. Following the election of our external directors, the members of our nominating committee will be Mr. Gurley, who will be the chair, Ms. Mather and one of our external directors.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time since our formation been an officer or employee of ours. None of our executive officers currently serves, or in the past has served, as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.

Internal Auditor

The board of directors of an Israeli public company must appoint an internal auditor proposed by the audit committee. An internal auditor may not be:

•	a person who holds more than 5% of the company’s shares;

•	a person who has the power to appoint a director or the general manager of the company;

•	an executive officer, director or other affiliate;

•	a relative of any of the parties referred to above; or

•	a member of the company’s independent accounting firm.

The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business procedures. Within three months following the closing of this offering, we will appoint an internal auditor who meets the independence requirements of Israeli law.

Director Compensation

The members of our board of directors who are not our employees are entitled to reimbursement for travel, lodging and other reasonable expenses incurred in attending board and committee meetings. Members do not receive cash compensation for attending board and committee meetings. Our 2004 Equity Incentive Plan, which will become effective upon the closing of this offering, provides that our board of directors may establish policies specifying stock option grants to non-employee directors. Arrangements regarding the compensation of directors, including executive officers who are directors, require approval of the audit committee, the board of directors and the shareholders in that order. The board has adopted an initial policy for compensation paid to its directors who are not employees of the company, or partners or employees of shareholders of the company. This policy provides that each such director will receive $50,000 per year, an initial stock option grant of 30,000 shares upon their appointment or election to the board and subsequent option grants of 7,500 shares after each annual meeting. These initial director grants will vest monthly over a three-year period and the subsequent grants will vest monthly over a one-year period. Options grants to any non-employee directors will accelerate in full upon a liquidation, dissolution or change in control transaction.

Upon their appointments to the board, Ms. Mather and Ms. Norrington each received an option to purchase 30,000 ordinary shares with an exercise price of $6.00 per share, having the vesting schedule stated above. We expect that our two external directors will receive option grants in accordance with this policy upon their elections to the board.

Executive Compensation

The following table presents compensation information for 2003 paid to or accrued for our chief executive officer, all three of our other most highly compensated executive officers whose annual compensation exceeded $100,000 and were serving as executive officers as of December 31, 2003, and any other persons who served as executive officers during 2003, received annual compensation in excess of $100,000 and, had such person served as an executive officer as of December 31, 2003, would have been one of our four most highly compensated executive officers. The compensation table excludes other compensation in the form of perquisites and other personal benefits to an executive officer where that compensation constituted less than $50,000 or 10% of the total annual salary and bonus of that executive officer during the year.

Summary Compensation Table

	Annual Compensation		Long-Term Compensation			All Other Compensation
Name and Principal Positions	Salary	Bonus (1)	Restricted Stock Awards (2)		Securities Underlying Options
Daniel T. Ciporin Chief Executive Officer	$250,000	$125,000	$239,584	(3)	231,250	$—

Amir Ashkenazi Chief Technology Officer	220,000	21,550	31,250	(4)	10,000	—

Ignacio J. Fanlo Chief Revenue Officer	220,000	89,559	177,084	(5)	158,750	130,000	(6)

Nirav N. Tolia (7) Chief Operating Officer	160,000	89,556	—		791,135	—

Jason E. Schwartz (8) Chief Financial Officer	160,000	31,550	64,584	(9)	10,000	—

(1)	Bonuses paid in the first quarter of 2004 for services rendered during 2003.

(2)	In 2003, Messrs. Ciporin, Ashkenazi, Fanlo and Schwartz received restricted ordinary shares in exchange for certain options granted to them in prior years. The value of these restricted ordinary shares is based upon the fair market value of our ordinary shares on the grant date, which was $1.00 per share. These restricted ordinary shares vest over four years at the rate of 1/48th of the shares subject to the option each month beginning on the date of the grant of the stock option for which the restricted ordinary shares were exchanged. We do not pay dividends on restricted ordinary shares.

(3)	As of December 31, 2003, Mr. Ciporin held 42,535 restricted ordinary shares subject to our lapsing right of repurchase, with an aggregate value of $255,210, based upon the fair market value of our ordinary shares on December 31, 2003, which was $6.00 per share, and 197,049 unrestricted ordinary shares for which our right of repurchase had lapsed.

(4)	As of December 31, 2003, Mr. Ashkenazi held 7,812 restricted ordinary shares subject to our lapsing right of repurchase, with an aggregate value of $46,872, based upon the fair market value of our ordinary shares on December 31, 2003, which was $6.00 per share, and 28,438 unrestricted ordinary shares for which our right of repurchase had lapsed.

(5)	As of December 31, 2003, Mr. Fanlo held 13,021 restricted ordinary shares subject to our lapsing right of repurchase, with an aggregate value of $78,126, based upon the fair market value of our ordinary shares on December 31, 2003, which was $6.00 per share, and 164,063 unrestricted ordinary shares for which our right of repurchase had lapsed.

(6)	Reflects a relocation package, including reimbursed expenses, paid to Mr. Fanlo upon his relocation from New York to California.

(7)	Mr. Tolia began employment with us in April 2003 upon completion of our acquisition of Epinions, Inc., and resigned as a director, executive officer and employee in June 2004.

(8)	Mr. Schwartz ceased to be our Chief Financial Officer as of December 1, 2003, in connection with the relocation of our corporate headquarters from New York to California.

(9)	As of December 31, 2003, Mr. Schwartz held 13,542 restricted ordinary shares subject to our lapsing right of repurchase, with an aggregate value of $81,252, based upon the fair market value of our ordinary shares on December 31, 2003, which was $6.00 per share, and 51,042 unrestricted ordinary shares for which our right of repurchase had lapsed.

In December 2003, we hired Mr. Santora as our chief financial officer at an annual salary of $250,000 and awarded him a $50,000 signing bonus. Under the terms of his employment agreement, Mr. Santora will earn his signing bonus over the first 12 months of his employment with us. If his employment should terminate prior to December 1, 2004 for any reason other than an organizational restructuring as determined by our board of directors, Mr. Santora must repay to us that pro rata portion of his signing bonus that has not been earned. We also granted Mr. Santora an option to purchase 400,000 ordinary shares at an exercise price of $3.50 per share. This option vests over four years at the rate of 25% of the shares subject to the option on the first anniversary of his employment and 1/48th of the shares subject to the option each month thereafter.

In 2004 we paid a relocation bonus in the amount of $200,000 to Mr. Ciporin upon completion of his move from New York to California.

Option Grants in the Fiscal Year Ended December 31, 2003

The following table presents information regarding grants in 2003 of stock options to the executive officers named in the summary compensation table above.

Name	Number of Securities Underlying Options Granted	Percentage of Total Options Granted to Employees in 2003	Exercise Price	Expiration Date	Potential Realizable Value Based on Annual Rates of Stock Appreciation for Option Term
					5%	10%
Daniel T. Ciporin	112,500 118,750	4.2 4.4%	$1.00 1.00	3/15/2013 8/1/2013	$3,186,000 3,363,000	$5,140,125 5,425,688

Amir Ashkenazi	10,000	0.4	1.00	8/1/2013	283,200	456,900

Ignacio J. Fanlo	58,750 100,000	2.2 3.7	1.00 1.00	3/15/2013 8/1/2013	1,663,800 2,832,000	2,684,288 4,569,000

Nirav N. Tolia	791,135	29.4	1.00	4/15/2013	22,404,943	36,146,958

Jason E. Schwartz	2,500 7,500	0.1 0.3	1.00 1.00	3/15/2013 11/5/2013	70,800 212,400	114,225 342,675

The percentage of total options granted to employees in 2003 is based on options to purchase a total of 2,688,180 ordinary shares granted during the year ended December 31, 2003, including options to purchase 1,302,674 ordinary shares granted in connection with our acquisition of Epinions, Inc.

Potential realizable values are computed by:

•	multiplying the number of ordinary shares subject to a given option by the initial public offering price of $18.00 per share,

•	assuming that the aggregate share value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option, and

•	subtracting the aggregate option exercise price from the aggregate share value.

The 5% and 10% assumed annual rates of share price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of future ordinary share prices.

The options granted to Messrs. Ciporin, Ashkenazi, Fanlo and Schwartz vest over four years at the rate of 1/48th per month. 698,635 of the options granted to Mr. Tolia were vested upon approval of issuance by our Compensation Committee in October 2003, following his continued employment with us for at least six months following our acquisition of Epinions, Inc., and the remaining 92,500 options granted to him vested monthly, prior to his resignation, at the rate of 1/48th per month.

In December 2003, we granted Mr. Santora an option to purchase 400,000 ordinary shares at an exercise price of $3.50 per share. This option vests over four years at the rate of 25% of the shares subject to the option on the first anniversary of his employment and 1/48th of the shares subject to the option each month thereafter.

In February 2004, we granted Mr. Tolia an option to purchase 106,250 ordinary shares at an exercise price of $6.00 per share. This option vested, prior to his resignation, over four years at the rate of 1/48th of the shares subject to the option each month.

Aggregate Option Exercises in 2003 and Year-End Option Values

The following table presents the number of ordinary shares acquired and the value realized upon exercise of stock options during 2003 and the number of ordinary shares subject to “exercisable” and “unexercisable” stock options held as of December 31, 2003 by each of the named executive officers listed in the summary compensation table above. Also presented are values of “in-the-money” options, which represent the positive difference between the exercise price of each outstanding stock option and the initial public offering price of $18.00 per share.

	Shares Acquired on Exercise	Value Realized (1)	Number of Securities Underlying Unexercised Options Held at December 31, 2003		Value of Unexercised In-the-Money Options Held at December 31, 2003
Name			Vested	Unvested	Vested	Unvested
Daniel T. Ciporin	50,000	$38,000	366,179	272,005	$6,016,809	$4,299,089
Amir Ashkenazi	—	—	1,042	8,958	17,706	152,295
Ignacio J. Fanlo	27,007	—	93,933	171,146	1,290,598	2,759,482
Nirav N. Tolia	—	—	714,052	77,083	12,138,876	1,310,420
Jason E. Schwartz	—	—	10,781	17,969	145,781	267,969

(1)	Value is determined by subtracting the option exercise price from the assumed per share fair market value of our ordinary shares at the time of exercise of $1.00, as determined by our board of directors.

Employment Agreements with Executive Officers

We entered into an employment agreement with Mr. Ciporin dated as of January 8, 1999, which we amended as of December 31, 2000. The agreement provides for Mr. Ciporin to receive a base salary of $250,000 per year, to be reviewed annually by us and subject to increase from time to time by us. Mr. Ciporin’s annual salary is currently $250,000. Mr. Ciporin also will be eligible to receive an annual bonus as determined by our board, but no less than 50% of his base salary, with such bonus to be based on whether mutually agreed upon milestones are met.

We entered into an employment agreement with Mr. Fanlo dated as of August 15, 1999, as amended and restated December 31, 2001, and as amended April 15, 2003. The agreement provides for Mr. Fanlo to receive a base salary of $220,000 per year, to be reviewed annually by us and subject to increase from time to time by us. Mr. Fanlo’s annual salary is currently $220,000. Mr. Fanlo also will be eligible to receive an annual bonus as determined by the compensation committee of our board, but no less than 40% of his base salary, with such bonus to be based on whether mutually agreed upon milestones are met.

We entered into an employment agreement with Mr. Tolia dated as of April 15, 2003. The agreement provided for Mr. Tolia to receive a base salary of $220,000 per year. Mr. Tolia resigned from his employment with us in June 2004. Mr. Tolia received no severance payment, acceleration of unvested options or any other termination payment in connection with his termination of employment other than payment for accrued but unpaid vacation days.

We entered into an employment agreement with Mr. Santora dated as of December 1, 2003. The agreement provides for Mr. Santora to receive a base salary of $250,000 per year, to be reviewed annually by us and subject to increase from time to time by us. Mr. Santora also will be eligible to receive an annual bonus as determined by the compensation committee of our board, but no less than that of similarly situated executives of ours, with such bonus to be based on whether mutually agreed upon milestones are met, as well as a one-time signing bonus of $50,000. Mr. Santora will earn his signing bonus over the first 12 months of his employment with us. If his employment should terminate prior to December 1, 2004 for any reason other than an organizational restructuring as determined by our board of directors, Mr. Santora must repay us that pro rata portion of his signing bonus that has not been earned. Under the agreement, Mr. Santora received an option to purchase 400,000 ordinary shares, with 25% of the shares vesting on December 1, 2004, and the remainder vesting at the rate of 1/48th of the shares subject to the option each month thereafter, subject to his continued employment with us.

The employment agreements with Messrs. Ciporin and Fanlo provide for one-year terms, with automatic renewals for additional one-year periods, unless the executive officer or we give 60 days’ notice to the other party that the employment agreement will not be extended. Mr. Santora’s employment agreement provides for “at will” employment pursuant to which either Mr. Santora or we may terminate the employment agreement at any time and for any or no reason, with or without cause.

The employment agreements for each of Messrs. Ciporin and Fanlo require us to pay up to 12 months of salary continuation at an annualized rate equal to 50% of the sum of his salary and prior year bonus, upon (a) termination without cause or resignation for good reason under specified conditions or (b) termination without cause within 120 days following a change of control of the company. A “change of control” means a sale, merger or other similar event involving the transfer of more than 50% of the voting control of Shopping.com Ltd., including, prior to an initial public offering, transfer by Shopping.com’s respective shareholders of more than an aggregate of 50% of the share capital of Shopping.com held by them as of the date of each employment agreement. “Good reason” means a material diminution in the requirements of the individual’s employment or any other material change in such position, including titles, authority or responsibilities, as a result of a change in control. Our obligation to make these monthly payments will cease upon the individual’s being employed full-time or otherwise being entitled to receive payments equal to or greater than his initial base salary, or if the individual breaches non-competition or confidentiality provisions of his agreement.

The employment agreements include change in control provisions that accelerate the vesting of the options held by the named executive officers at the time they entered into their employment agreements. In the case of Messrs. Ciporin and Fanlo, if (a) there is a sale or merger of the company or (b) we terminate their employment without cause or they resign with good reason, then the unvested portions of those options will immediately vest and become exercisable. In December 2003, our board of directors adopted a policy providing for the acceleration of vesting of the remainder of their unvested options and restricted shares. Pursuant to this policy, (a) if there is a sale or merger of the company, 50% of their unvested shares and options will immediately vest and become exercisable and (b) if between three months before a sale or merger of the company and six months after such sale or merger they are terminated without cause or they resign with good reason, then all shares and options held by them will immediately vest and become exercisable. Notwithstanding the foregoing, any shares and options subject to their employment agreements remain subject to the vesting and acceleration provisions of their employment agreements.

Mr. Santora’s employment agreement provides that (a) if there is a sale or merger of the company, 50% of his unvested options will become immediately exercisable and (b) if between three months before a sale or merger of the company and six months after such sale or merger he is terminated without cause or he resigns with good reason, then all of his unvested shares and options will immediately vest and become exercisable.

In October 2003, our board of directors adopted a policy providing for the acceleration of vesting of unvested shares and options held by those officers designated at the vice-president level and higher, including Messrs. Ashkenazi and Schwartz. Pursuant to this policy, if either Mr. Ashkenazi or Mr. Schwartz is terminated without cause or resigns with good reason between three months before a sale or merger of the company and six months after such sale or merger, then 50% of all unvested restricted shares and options held by him will immediately vest and become exercisable. Messrs. Ashkenazi and Schwartz are at-will employees, and neither has an employment agreement with us.

Employee Benefit Plans

2004 Equity Incentive Plan

In February 2004, our board of directors adopted, and in June 2004 our shareholders approved, our 2004 equity incentive plan. The 2004 equity incentive plan will become effective upon the closing of this offering and will serve as the successor to our previously existing equity award plan. This plan authorizes the award of options, stock appreciation rights, restricted stock grants, restricted stock units and stock bonuses.

Our 2004 equity incentive plan will be administered by the compensation committee of our board, each member of which is an outside director as defined under applicable federal tax laws. Our compensation committee, subject to approval by the board of directors of certain actions to the extent required by applicable law, will have the authority to interpret this plan and any agreement entered into under the plan, grant awards and make all other determinations for the administration of the plan.

Our 2004 equity incentive plan provides for the grant of “incentive stock options” (options that qualify for special tax treatment under Section 422 of the Internal Revenue Code), nonqualified stock options, “102 Stock Options” (options that qualify for special tax treatment under Section 102 of the

Israeli Tax Ordinance (New Version) 1961, or the “Ordinance”) and “3(I) Stock Options” (options that qualify under Section 3(I) of the Ordinance). Incentive stock options may be granted only to our employees or employees of any of our corporate subsidiaries. Nonqualified stock options and all non- option awards may be granted to our employees, officers, directors or consultants and those of any of our subsidiaries. However, consultants are only eligible to receive awards if they are natural persons who render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction. 102 Stock Options may be granted only to Israeli employees, executive officers and directors excluding any “Controlling Holders” (as such term is defined in the Ordinance). 3(I) Stock Options may be granted only to consultants and to any Israeli employees, executive officers or directors who are Controlling Holders. In addition, to claim certain Israeli tax benefits, stock options intended to benefit our employees in Israel must be granted to a trustee who holds the stock options and underlying shares in trust for a statutory holding period of up to three years. The exercise price of incentive stock options must be at least equal to the fair market value of our ordinary shares on the date of grant. The exercise price of incentive stock options granted to 10% shareholders must be at least equal to 110% of the fair market value of our ordinary shares on the date of grant. Our board of directors may establish policies from time to time specifying the number of stock option awards to be granted to non-employee directors.

Our board has adopted an initial policy for compensation paid to its directors who are not employees of the company, or partners or employees of shareholders of the company. This policy provides that each such director will receive an initial stock option grant of 30,000 shares following their appointment or election to the board, and subsequent option grants of 7,500 shares after each annual meeting. These initial director grants will vest monthly over a three-year period and the subsequent grants will vest monthly over a one-year period. Options grants to any non-employee directors will accelerate in full upon a liquidation, dissolution or change in control transaction.

Awards vest and become exercisable according to a schedule determined for each award by our compensation committee. The maximum term for awards granted under our 2004 equity incentive plan is ten years. The awards granted under this plan generally may not be transferred in any manner other than by will or by the laws of descent and distribution and may be exercised during the lifetime of the recipient only by the recipient. Our compensation committee may allow exceptions to this restriction for awards that are not incentive stock options.

Options granted under our 2004 equity incentive plan will expire upon termination of the optionee’s service to us or to a parent or subsidiary of ours for cause, three months from the date of termination if the termination is for reasons other than death, disability or cause, or 12 months from the date of termination if the termination is due to death or disability.

In the event of a liquidation, dissolution, merger or similar change in control transaction, except for options granted to non-employee directors, the options may be assumed, converted or replaced by the successor company. Options that are not assumed, converted or replaced will expire on the transaction at the time and on the conditions that our board of directors determines. Options granted to non-employee directors will accelerate in full upon a liquidation, dissolution, merger or similar change in control transaction.

We have reserved 3,000,000 ordinary shares for issuance under our 2004 equity incentive plan. The number of shares reserved for issuance under this plan will be increased by:

•	the number of ordinary shares reserved under our 2003 plan (described below) that are not subject to outstanding awards under the 2003 plan on the date of this offering;

•	the number of ordinary shares issued under our 2003 plan that we repurchase at the original purchase price; and

•	the number of ordinary shares issuable upon exercise of options granted under our 2003 plan that expire or become unexercisable at any time after this offering without having been exercised in full.

In addition, under the terms of our 2004 equity incentive plan, the number of ordinary shares reserved for issuance under the plan will increase automatically on January 1 of each year starting in 2006 through 2014 by the lesser of an amount determined by the board of directors or 4% of our total outstanding shares as of the immediately preceding December 31.

Shares available for grant and issuance under our 2004 equity incentive plan include:

•	ordinary shares issuable upon exercise of an option granted under this plan that is terminated before the ordinary shares are used; and

•	ordinary shares issued pursuant to awards granted under this plan that are forfeited or that we repurchase at the original issue price.

During any calendar year, no person will be eligible to receive options to purchase more than 250,000 shares, or 750,000 shares in the case of a new employee, under our 2004 equity incentive plan. Our 2004 equity incentive plan will terminate in 2014, unless terminated earlier by our board.

2003 Omnibus Stock Option and Restricted Stock Incentive Plan

As of June 30, 2004, options to purchase 3,138,794 ordinary shares were outstanding under our 2003 Omnibus Stock Option and Restricted Stock Incentive Plan, or our 2003 plan, 936,932 ordinary shares were granted as ordinary share awards under the 2003 plan, and 318,669 ordinary shares were available for future awards under the 2003 plan. The options outstanding under the 2003 plan had a weighted average exercise price of $2.56 per share. Our employees, consultants and directors were eligible to receive awards under the 2003 plan. We will discontinue granting options and restricted stock awards under our 2003 plan prior to this offering, and, upon the effectiveness of our 2004 equity incentive plan, we will no longer grant options and restricted stock awards under our 2003 plan. However, any outstanding options and restricted stock awards under our 2003 plan will remain outstanding and subject to our 2003 plan and related stock award agreements until they are exercised or until they terminate or expire by their terms. Outstanding options and restricted stock awards under our 2003 plan are subject to terms substantially similar to those described above with respect to comparable stock awards that can be granted under our 2004 equity incentive plan, except that restricted stock awards under our 2003 plan immediately vest in full on the occurrence of any merger or sale of the company.

2004 Employee Stock Purchase Plan

Our 2004 employee stock purchase plan was adopted by our board of directors in February 2004 and approved by our shareholders in June 2004. Our 2004 employee stock purchase plan will become effective on the first business day on which price quotations for our ordinary shares are available on the Nasdaq National Market. The employee stock purchase plan is designed to enable eligible employees to acquire an equity interest through payroll deductions to enhance their sense of participation in the affairs of our company and to provide incentive for continued employment.

Our compensation committee will administer the employee stock purchase plan, subject to approval by the board of certain actions to the extent required by applicable law. Our employees generally will be eligible to participate in this plan if they have been employed by us, or a corporate subsidiary of ours that we designate, for more than 20 hours per week and more than five months in a calendar year. Our employees will not be eligible to participate in our employee stock purchase plan if they are 5% shareholders or would become 5% shareholders as a result of their participation in the employee stock purchase plan or if they are our executive officers. Under the employee stock purchase plan, eligible employees may acquire ordinary shares through payroll deductions of up to 15% of their cash compensation. An employee’s participation in this plan will end automatically upon termination of employment for any reason. In the event of a change in control transaction, this plan will continue with regard to any offering periods that commenced prior to the closing of the proposed transaction and ordinary shares will be purchased based on the fair market value of the surviving corporation’s stock on each purchase date, unless otherwise provided by our compensation committee.

No participant can accrue the right to purchase ordinary shares having an aggregate fair market value of more than $25,000, determined as of the first day of the applicable offering period, for each calendar year in which the employee participates in the employee stock purchase plan. Except for the first offering period, each offering period will be for two years and will consist of four six-month purchase periods. The first offering period will begin with the first day on which price quotations are available for our ordinary shares on the Nasdaq National Market. The first purchase period may be more or less than six months long. After that, the offering periods will begin on February 15 and August 15 of each year. The purchase price for our ordinary shares purchased under the employee stock purchase plan will be 85% of the lesser of the fair market value of our ordinary shares on the first day of the applicable offering period or the last day of each purchase period. Our compensation committee will have the power to change the starting date of any later offering period, the purchase date of a purchase period and the duration of any offering period or purchase period without shareholder approval. Our employee stock purchase plan is intended to qualify for the tax treatment afforded an “employee stock purchase plan” under Section 423 of the Internal Revenue Code.

We have reserved 300,000 ordinary shares for issuance under the employee stock purchase plan. This number of shares reserved for issuance will increase automatically on January 1 of each year, starting in 2006 and ending with 2014, by an amount equal to the lesser of 1% of our total outstanding shares as of the immediately preceding December 31 or 750,000 ordinary shares. Our board of directors or compensation committee may reduce the amount of the increase in any particular year. The term of the 2004 employee stock purchase plan is ten years, but will terminate when all ordinary shares reserved for sale have been sold, unless terminated earlier by our board.

2004 Performance Incentive Plan

Our compensation committee has adopted a cash bonus plan, known as our 2004 Performance Incentive Plan, pursuant to which full-time employees who are not employed in our sales and business development departments or participating in any other variable incentive pay plans are eligible to receive bonuses. The plan is intended to replace incentive pay components of existing employment agreements for eligible employees. The amount of the bonus pool is based on the achievement of predetermined corporate revenue and pro forma operating income goals beyond threshold levels of performance in 2004. Individual bonuses depend upon achievement of individual performance, company achievement of corporate objectives, or both. The maximum payable under this plan is $3.2 million, if company targets are achieved at the 125% level. If company targets are achieved at the 100% level, the bonus pool will be $2.1 million. If company targets are achieved at less than the 90% level, no bonuses will be paid under this plan.

Approval of Related Party Transactions Under Israeli Law

Directors and Executive Officers

Fiduciary duties.    Israeli law codifies the fiduciary duties that directors and executive officers owe to the company. These fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires a director or executive officer to act with the level of care with which a reasonable director or executive officer in the same position would have acted under the same circumstances. Under the duty of loyalty, a director or executive officer is required to act in good faith and in the best interests of the company.

Personal interest.    Israeli law requires that a director or executive officer promptly disclose to the board of directors any personal interest that he or she may have and all related material information known to him or her concerning any existing or proposed transaction with the company. A personal interest of a person includes an interest in any company in which the person, his or her relative or any entity in which such person or relative has a personal interest, is a direct or indirect 5% or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager. Board approval is required to approve the transaction, and no transaction that is adverse to the company’s interest may be approved. Approval by the company’s audit committee and board of directors is required for an extraordinary transaction, meaning any transaction that is not in the ordinary course of business, not on market terms or is likely to have a substantial effect on the company’s profitability, assets or liabilities. Our articles of association provide that a director who has a personal interest in a matter may not be present at a board of directors or audit committee meeting during discussions or a vote on the matter, except as permitted under Israeli law. If a majority of the board of directors has a personal interest in the transaction, shareholder approval is also required.

Compensation arrangements.    Under our articles, all compensation arrangements with executive officers who are not directors must be approved by the compensation committee. Extraordinary transactions with executive officers who are not directors require additional approvals. Compensation arrangements with directors require the approval of our audit committee, board of directors and shareholders, in that order. Transactions relating to exculpation, insurance or indemnification of (a) executive officers require audit committee approval and subsequent board approval and (b) directors require audit committee approval, board approval and subsequent shareholder approval.

Shareholders

Controlling shareholders.    Under Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder who owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights.

Required approval.    Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is a director or executive officer, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. This shareholder approval must include the majority of shares voted at the meeting. In addition, either:

•	the majority must include at least one-third of the shares of disinterested shareholders voted at the meeting; or

•	the total number of shares of disinterested shareholders voted against the transaction must not exceed one percent of the aggregate voting rights in the company.

Shareholder duties.    Under Israeli law, a shareholder has a duty to act in good faith toward the company and other shareholders and to refrain from abusing such shareholder’s power in the company, including, among other things, in voting at the general meeting of shareholders on the following matters:

•	an amendment to the company’s articles of association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	interested party transactions that require shareholder approval.

The following shareholders have a duty of fairness toward the company: any controlling shareholder; any shareholder who knows that such shareholder possesses the power to determine the outcome of a shareholder vote; and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company. Israeli law does not define the substance of this duty of fairness.

Indemnification of Officers and Directors and Limitation of Liability

We may procure insurance for or indemnify any officer or director to the fullest extent permitted under law for any liability resulting from a breach of loyalty to us, provided he or she acted in good faith and had a reasonable basis to believe that the act would not prejudice the company’s interests, and from a breach of duty of care with respect to any action taken in such person’s capacity as an executive officer or director of the company. In addition, we may not insure or indemnify any officer or director with respect to actions taken by such director or officer with the intent of realizing unlawful personal gain or with respect to a fine or penalty imposed on such director or officer or for any deliberate or reckless breach of such director or officer’s duty of care. We are authorized to grant an undertaking in advance to indemnify an officer or director, provided that the undertaking is limited to types of events that our board of directors deems to be anticipated and is limited to amounts determined by our board of directors to be reasonable under the circumstances. We are also authorized to indemnify an officer or director retroactively. In addition, under our articles of association we have released in advance officers and directors from any liability to us for damages that arise from a breach of duty of care with respect to any action taken in such person’s capacity as an executive officer or director of the company. Under Israeli law, for the indemnification and insurance of our officers and directors to be effective, it must be approved by our audit committee, board of directors and shareholders. Subject to these approvals required by Israeli law, which we have already obtained, we intend to enter into indemnification agreements with our officers and directors.

RELATED PARTY TRANSACTIONS

General

Other than the transactions described in “Management” and the transactions described below, since January 1, 2001, there has not been, nor is there any currently proposed transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeds $60,000, and in which any director, executive officer, holder of more than 5% of our ordinary shares or any member of his or her immediate family had or will have a direct or indirect material interest.

Preferred Share Financings

Since January 1, 2001, we have issued preferred shares in the following transactions:

•	In February 2001, we issued an aggregate of 3,943,098 Series E preferred shares in connection with the reorganization of the ownership structure of a joint venture to Bertelsmann Nederland B.V. and Deborah and Peter Rieman for an aggregate purchase price of $35,014,710.

•	In September and October 2002, we issued an aggregate of 3,000,000 Series F preferred shares to certain investors in a private placement for an aggregate purchase price of $3,000,000.

•	In April 2003, we issued 10,972,748 Series G preferred shares, 6,171,510 Series H preferred shares and 10,803,587 Series I preferred shares in connection with our acquisition of Epinions, Inc. In the merger, each share of Epinions common stock was cancelled, and each share of Epinions Series A, Series B and Series C preferred stock was exchanged for 0.67516 of our Series G, Series H and Series I preferred shares, respectively.

•	In June 2003, we issued 75,000 Series B preferred shares to Israel Seed IV L.P. upon the exercise of a warrant for an aggregate purchase price of $52,500.

The following table summarizes purchases of preferred shares from Shopping.com since January 1, 2001 by our executive officers, directors and beneficial holders of more than 5% of our ordinary shares on an as-converted basis. Upon completion of this offering, each Series B preferred share will automatically convert into 0.25 ordinary shares, each Series E preferred share will automatically convert into approximately 0.34053 ordinary shares, each Series F preferred share will automatically convert into 0.25 ordinary shares and each Series G, Series H and Series I preferred share will automatically convert into approximately 0.25985 ordinary shares.

	Preferred Shares
Purchaser	Series B	Series E	Series F	Series G	Series H	Series I
Daniel T. Ciporin (1)	—	—	500	—	—	—
Ignacio J. Fanlo	—	—	150,000	—	—	—
John P. Connaughton (2)	—	—	300,000	—	—	—
Bain Capital Integral Investors LLP
John R. Johnston (3)	—	—	—	5,401,305	246,861	2,515,511
August Capital II, L.P.
Michael A. Eisenberg (4)	75,000	—	300,000	—	—	—
Entities affiliated with Israel Seed Partners
J. William Gurley (5)	—	—	—	5,401,305	246,861	2,515,511
Entities affiliated with Benchmark Capital
Reinhard Liedl (6)	—	3,941,441	850,000	—	—	—
Bertelsmann Nederland B.V.
Entities affiliated with The Goldman Sachs Group L.P. (7)	—	—	—	—	4,217,198	1,143,412
Purchase date	June 2003	Feb. 2001	Sept. 2002	April 2003	April 2003	April 2003
Price per share	$0.70	$8.88	$1.00	$0.74(8)	$4.05(8)	$1.09(8)

(1)	Represents shares held of record by Laura Ciporin, the mother of Mr. Ciporin. Mr. Ciporin disclaims beneficial ownership of all such shares.

(2)	Represents shares held of record by Bain Capital Integral Investors LLP. Mr. Connaughton is a managing director at Bain Capital, LLC, an affiliated entity of Bain Capital Integral Investors LLP. Mr. Connaughton disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

(3)	Represents shares held of record by August Capital II, L.P., of which Mr. Johnston is a general partner. Mr. Johnston disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

(4)	Represents shares held of record by Israel Seed II L.P., of which Mr. Eisenberg is a general partner. Mr. Eisenberg disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

(5)	Represents 5,401,305 Series G preferred shares and 246,861 Series H preferred shares held of record by Benchmark Capital Partners III, L.P., and 2,515,511 Series I preferred shares held of record by Benchmark Capital Partners IV, L.P. Mr. Gurley is a managing member of Benchmark Capital Management Co. III, L.L.C., the general partner of Benchmark Capital Partners III, L.P., and is a managing member of Benchmark Capital Management Co. IV, L.L.C., the general partner of Benchmark Capital Partners IV. L.P. Mr. Gurley disclaims beneficial ownership of all such shares except with respect to 15,384 shares of Series I preferred shares and except to the extent of his pecuniary interest therein.

(6)	Represents 3,941,441 Series E preferred shares and 850,000 Series F preferred shares held of record by Bertelsmann Nederland B.V. Dr. Liedl is an executive vice president and chief financial officer of DirectGroup Bertelsmann, an affiliated entity of the Bertelsmann Group. Dr. Liedl disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

(7)	Represents 2,936,127 Series H preferred shares and 822,241 Series I preferred shares held of record by GS Capital Partners III, L.P., 844,467 Series H preferred shares and 226,043 Series I preferred shares held of record by GS Capital Partners III Offshore L.P., 184,601 Series H preferred shares and 37,958 Series I preferred shares held of record by Goldman, Sachs & Co. Verwaltungs GmbH and 252,003 Series H preferred shares and 57,170 Series I preferred shares held of record by Stone Street Fund 1999, L.P.

(8)	Issued and exchanged for outstanding shares of Epinions preferred stock. The price per share represents a conversion of the original purchase price of Epinions preferred stock.

Purchases of Ordinary Shares

The following table summarizes purchases of our ordinary shares in connection with stock option exercises since January 1, 2001 by our executive officers, directors and holders of more than 5% of our ordinary shares.

Purchaser	Ordinary Shares	Total Purchase Price	Date of Purchase
Daniel T. Ciporin	50,000	$12,000	10/5/2003
Ignacio J. Fanlo	33,854	35,208	12/27/2001
Ignacio J. Fanlo	31,250	32,500	12/30/2002
Ignacio J. Fanlo	27,007	27,214	12/11/2003
Ignacio J. Fanlo	31,433	87,682	1/8/2004
Ignacio J. Fanlo	8,334	8,333	5/27/2004
Jason E. Schwartz	1,407	1,406	1/13/2004

Registration Rights

Upon the closing of this offering, all of our outstanding preferred shares will be converted into ordinary shares. Pursuant to our agreement with investors dated April 10, 2003, our preferred shareholders, and certain holders of ordinary shares, including our Chief Technology Officer and co-founder, Amir Ashkenazi, will have specified registration rights with respect to their ordinary shares following this offering. For a description of these registration rights see “Description of Ordinary Shares — Registration Rights.”

Stock Option Exchange Program

In August and September 2003, we implemented an option exchange program in which we offered some of our employees, including our executive officers named below, the right to exchange certain of their unexercised stock options for restricted ordinary shares. We recorded deferred stock compensation of $1.9 million in connection with the option exchange program. Participation in the option exchange program was voluntary and participants were permitted to elect to have some, all or none of their eligible options exchanged pursuant to the option exchange program. The following table summarizes the options exchanged and the restricted ordinary shares issued to our executive officers named below pursuant to the option exchange.

Executive Officer	Total Number of Unexercised Options Exchanged	Total Restricted Ordinary Shares Received in Return for Exchanged Options
Daniel T. Ciporin	287,500	239,584
Ignacio J. Fanlo	212,500	177,084
Amir Ashkenazi	37,500	31,250
Jason E. Schwartz	77,500	64,584

One restricted ordinary share was exchanged for every 1.2 ordinary shares subject to options tendered in the exchange. The restricted ordinary shares issued in the exchange are subject to the same vesting schedule as the original options that were exchanged. The payment per restricted ordinary share was equal to NIS 0.01, the par value of our ordinary shares.

Loan to Chief Executive Officer

In April 2001, we extended a personal loan to Daniel T. Ciporin, our chief executive officer, as evidenced by a promissory note dated April 10, 2001, in the principal amount of $150,000, bearing interest at the applicable federal rate, accrued annually. The largest aggregate amount of indebtedness outstanding under this loan at any time was $173,359. The outstanding principal amount under the loan and the accrued interest thereon was paid in full on March 22, 2004.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table presents information regarding beneficial ownership of our ordinary shares as of August 31, 2004 and as adjusted to reflect the sale of ordinary shares in this offering by:

•	each shareholder known by us to own beneficially more than 5% of our outstanding ordinary shares;

•	each of our current directors and director nominees;

•	each of the named executive officers;

•	all directors and executive officers as a group; and

•	each selling shareholder.

Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

Under our articles of association, a director who has a personal interest in a matter may not be present at a board of directors or audit committee meeting during discussions or a vote on the matter, except as permitted under Israeli law. See “Management — Approval of Related Party Transactions Under Israeli Law.”

Ordinary shares subject to options that are currently exercisable or exercisable within 60 days after August 31, 2004 are deemed outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address for each listed shareholder is c/o Shopping.com Ltd., 1 Zoran Street, Netanya 42504, Israel.

The percentage of shares beneficially owned as of August 31, 2004 is based on 23,014,411 ordinary shares outstanding on that date, assuming automatic conversion of all outstanding preferred shares into 16,857,911 ordinary shares upon completion of this offering in accordance with their terms. The percentage of ordinary shares outstanding following this offering is based on 28,074,495 ordinary shares.

	Shares Beneficially Owned Prior to Offering		Shares Offered	Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percentage		Number	Percentage
Reinhard Liedl (1) Bertelsmann Nederland B.V.	3,082,182	13.4%	—	3,082,182	11.0%
J. William Gurley (2) Entities affiliated with Benchmark Capital	2,150,732	9.3	—	2,150,732	7.7
John R. Johnston (3) August Capital II, L.P.	2,121,332	9.2	—	2,121,332	7.6
Michael A. Eisenberg (4) Entities affiliated with Israel Seed Partners	1,928,041	8.4	—	1,928,041	6.9
Entities affiliated with The Goldman Sachs Group L.P. (5)	1,392,955	6.1	—	1,392,955	5.0
Daniel T. Ciporin (6)	842,000	3.6	59,000	783,000	2.7
Nirav N. Tolia (7)	736,682	3.2	—	736,682	2.6
John P. Connaughton (8) Bain Capital Integral Investors LLP	621,391	2.7	—	621,391	2.2
Amir Ashkenazi (9)	592,347	2.6	59,000	533,347	1.9
Ignacio J. Fanlo (10)	534,229	2.3	—	534,229	1.9
Jason E. Schwartz (11)	82,165	*	—	82,165	*
Ann Mather (12)	4,167	*	—	4,167	*
Lorrie Norrington (13)	3,334	*	—	3,334	*
Greg J. Santora	—	—	—	—	—
Alex W. Hart	4,500	*	—	4,500	*
All directors and executive officers as a group (11 persons) (14)	11,879,755	50.4%	118,000	11,761,755	41.1%

Selling Shareholders:
Nahum Sharfman	738,057	3.2	112,500	625,557	2.2
Hollinger Capital LLC (15)	401,510	1.7	150,000	251,510	*
Axiom Venture Partners II L.P. (16)	324,515	1.4	75,000	249,515	*
America Online, Inc. (17)	267,673	1.2	267,673	—	—
TWI DealTime Holdings Inc. (17)	267,673	1.2	267,673	—	—
UBS Capital (Jersey) Ltd. † (18)	267,673	1.2	267,673	—	—
Anthelion Capital II L.P. (19)	236,721	1.0	118,350	118,371	*
Advanta Partners LP (20)	185,172	*	185,172	—	—
Michiel Kotting	182,458	*	68,750	113,708	*
Murthy V. Nukala	150,150	*	68,750	81,400	*
Bank of America Corporation † (21)	133,837	*	33,000	100,837	*
Clal Electronics Industries Ltd. † (22)	78,535	*	78,535	—	—
All selling shareholders as a group (14 persons)	4,668,321	19.9%	1,811,076	2,857,245	10.0%

*	Represents beneficial ownership of less than 1%.

†	This shareholder is an affiliate of a broker/dealer, and has indicated to us that it purchased the shares in the ordinary course of business, and at the time of such purchase, had no agreements or understandings, directly or indirectly, with any person to distribute these shares.

(1)

Represents shares owned by Bertelsmann Nederland B.V. (“Nederland”). Dr. Liedl, an executive vice president and chief financial officer of DirectGroup Bertelsmann, shares voting and dispositive power of these shares with Dr. Ewald Walgenbach, chief executive officer of DirectGroup Bertelsmann, and Jôrg Hernler and Oktay Erciyaz, each a manager of Nederland.

Each of the foregoing disclaims beneficial ownership of all shares held by this entity except to the extent of their respective pecuniary interests therein. The address of this entity and Messrs. Hernler and Erciyaz is Laanakkerweg 16, NL-4131 PB Vianen (2H), The Netherlands.

(2)	Represents 1,497,076 shares owned by Benchmark Capital Partners III, L.P. and 653,656 shares owned by Benchmark Capital Partners IV, L.P. Mr. Gurley is a managing member of Benchmark Capital Management Co., III, L.L.C., the general partner of Benchmark Capital Partners III, L.P., and is a managing member of Benchmark Capital Management Co. IV, L.L.C., the general partner of Benchmark Capital Partners, IV, L.P. Mr. Gurley disclaims beneficial ownership of all shares held by these entities except with respect to 4,015 shares and except to the extent of his pecuniary interest therein. The address of these entities and Mr. Gurley is 2480 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(3)	Represents shares owned by August Capital II, L.P. Mr. Johnston is a general partner of this entity. Mr. Johnston disclaims beneficial ownership of all shares held by this entity except to the extent of his pecuniary interest therein. The address of this entity is 2480 Sand Hill Road, Suite 101, Menlo Park, CA 94025.

(4)	Represents 987,717 shares owned by Israel Seed II L.P., of which 20,373 are held for the benefit of Mr. Eisenberg personally, and 940,324 shares owned by Israel Seed IV, L.P. Mr. Eisenberg is a general partner of both of these entities. Mr. Eisenberg, Neil Cohen and Jonathan Medved share voting and dispositive power over these shares held by Israel Seed II, L.P. Mr. Eisenberg disclaims beneficial ownership of all shares held by these entities except to the extent of his pecuniary interest therein. The address of Israel Seed II, L.P. is P.O. Box 248, Lord Coutanche House, 66-68 Esplanade, St. Helier, Jersey, JE4 5PS, Channel Islands. The address of Israel Seed IV, L.P. is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(5)	Represents 976,612 shares held of record by GS Capital Partners III, L.P., 278,172 shares held of record by GS Capital Partners III Offshore L.P., 57,832 shares held of record by Goldman, Sachs & Co. Verwaltungs GmbH and 80,339 shares held of record by Stone Street Fund 1999, L.P. An affiliate of The Goldman Sachs Group Inc., of which Goldman, Sachs & Co. (an underwriter in this offering) is an indirect wholly-owned subsidiary, is either the general partner, managing general partner or investment manager of each of these funds. Voting and investment decisions with respect to investments held by these funds are made by an investment committee of senior executives at Goldman, Sachs & Co., currently comprised of 14 members, who are Peter M. Sacerdote, Advisory Director of Goldman, Sachs & Co., Richard A. Friedman, Managing Director of Goldman, Sachs & Co., Joseph H. Gleberman, Managing Director of Goldman, Sachs & Co., Terence M. O’Toole, Managing Director of Goldman, Sachs & Co., Henry Cornell, Managing Director of Goldman, Sachs & Co., Richard S. Sharp, Managing Director of Goldman Sachs International, Sanjeev K. Mehra, Managing Director of Goldman, Sachs & Co., Muneer A. Satter, Managing Director of Goldman, Sachs & Co., Peter G. Sachs, Senior Director of The Goldman Sachs Group, Inc., Scott Kapnick, Managing Director of Goldman, Sachs & Co., Melina Higgins, Managing Director of Goldman, Sachs & Co., Stephen Trevor, Managing Director of Goldman, Sachs & Co., Rob Gheewalla, Managing Director of Goldman, Sachs & Co., and Hughes Lepic, Managing Director of Goldman Sachs International. The Goldman Sachs Group, Inc. and Goldman Sachs & Co. each disclaim beneficial ownership of the shares owned by such investment partnerships to the extent attributable to partnership interests therein held by persons other than The Goldman Sachs Group and its affiliates. Membership on the investment committee is subject to change from time to time. The address of each of these funds is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004. Goldman, Sachs & Co. is an underwriter in this offering.

(6)

Includes 44,000 shares owned by the Daniel T. Ciporin Irrevocable Trust FBO Charles L. Ciporin, 44,000 shares owned by the Daniel T. Ciporin Irrevocable Trust FBO Peter B. Ciporin, 1,464 shares owned by Laura Ciporin, the mother of Mr. Ciporin, 13,021 shares that as of August 31,

2004 were subject to our lapsing right of repurchase at the initial purchase price, and 440,008 shares issuable upon exercise of options. Mr. Ciporin disclaims beneficial ownership of the shares held by Laura Ciporin.

(7)	Includes 25,000 shares owned by Tolia, Inc. Mr. Tolia is the president and sole stockholder of Tolia, Inc. and has sole voting and dispositive power over the shares held by Tolia, Inc.

(8)	Represents shares owned by Bain Capital Integral Investors LLP. Mr. Connaughton is a managing director at Bain Capital, LLC, the administrative member of Bain Capital Integral Investors LLP. Mr. Connaughton disclaims beneficial ownership of all shares held by this entity except to the extent of his pecuniary interest therein. The address of these funds and Mr. Connaughton is 111 Huntington Avenue, Suite 3500, Boston, MA 02199.

(9)	Includes 2,604 shares that as of August 31, 2004 were subject to our lapsing right of repurchase at the initial purchase price and 2,917 shares issuable upon exercise of options.

(10)	Includes 125,000 shares owned by the Collette Minnock 2004 Retained Annuity Trust, 125,000 shares owned by the Ignacio J. Fanlo 2004 Irrevocable Trust, 22,339 shares owned by the Ciara Fanlo Trust, 22,339 shares owned by the Conor Fanlo Trust, 11,000 shares owned by the Ignacio J. Fanlo Family Trust, 5,354 shares owned by Elizabeth Fanlo, and 102,683 shares issuable upon exercise of options.

(11)	Includes 4,341 ordinary shares that as of August 31, 2004 were subject to our lapsing right of repurchase at the initial purchase price and 16,174 ordinary shares issuable upon exercise of options.

(12)	Represents ordinary shares issuable upon exercise of options.

(13)	Represents ordinary shares issuable upon exercise of options.

(14)	Represents the shares disclosed under footnotes 1–4, 6, 8–10 and 12–13.

(15)	This shareholder is a subsidiary of Hollinger International Inc., a reporting company under the Securities Exchange Act of 1934.

(16)	Each of Barry Bronfin, Sam McKay and Alan Mendelson, managers of Axiom Venture Associates II Limited Liability Company, the general partner of Axiom Venture Partners II, L.P., has sole voting and dispositive power over these shares.

(17)	This shareholder is a subsidiary of Time Warner Inc., a reporting company under the Securities Exchange Act of 1934.

(18)	This shareholder is a subsidiary of UBS AG, a reporting company under the Securities Exchange Act of 1934.

(19)	This shareholder is a registered investment fund under the Investment Company Act of 1940.

(20)	This shareholder is a subsidiary of Advanta Corp., a reporting company under the Securities Exchange Act of 1934.

(21)	This shareholder is a reporting company under the Securities Exchange Act of 1934.

(22)	The I.M.S. Group Ltd., a company limited by shares and registered and existing under the laws of the State of Israel, manages the holdings of Clal Electronics Industries Ltd. (“CEI”). Amnon Yacoby, Amir Galor and Avishai Silvershatz, members of the I.M.S. Investment Committee, share voting and dispositive power over these shares. Certain companies under common control with CEI, such as Clal Financim Batucha Ltd. and Ilanot Discount Ltd. may be brokers or dealers. CEI acquired the ordinary shares in the ordinary course of business, and at the time of such purchase, had no agreements or understandings, directly or indirectly, with any person to distribute these shares.

DESCRIPTION OF ORDINARY SHARES

General

Immediately after the closing of this offering, we will be authorized to issue 125,000,000 ordinary shares, NIS 0.01 par value per share. As of August 31, 2004, and assuming the conversion of all outstanding preferred shares into 16,857,911 ordinary shares, there were 23,014,411 ordinary shares outstanding, held by approximately 272 shareholders, of which 43,461 ordinary shares were subject to our right of repurchase. In addition, as of August 31, 2004, there were outstanding options to purchase 2,837,309 ordinary shares and a warrant to purchase 70,264 ordinary shares, which assumes the conversion of all outstanding preferred shares into ordinary shares. The following description of our ordinary shares is a summary of their material terms, and is subject to and qualified by our articles of association, which are included as an exhibit to the registration statement of which this prospectus forms a part, and by the provisions of applicable Israeli law.

Upon completion of this offering, all outstanding ordinary shares, including ordinary shares issued in this offering, will be validly issued and fully paid and will not have preemptive rights, rights of first refusal or co-sale rights. The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or Israeli law, except for shareholders who are citizens or governments of countries that are in a state of war with Israel.

Transfer of Shares

Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by applicable law or agreement.

Dividends and Liquidation Rights

Our articles of association authorize one class of shares, which are our ordinary shares. We may declare a dividend to be paid to the holders of our ordinary shares. Under Israeli law, a company may declare dividends only out of retained earnings or earnings generated over the two most recent fiscal years, whichever is higher; provided that the company reasonably believes that the dividend will not render it unable to meet its current or foreseeable obligations when due. Our articles of association provide that our board of directors may declare and pay dividends without any additional required action by our shareholders.

If we liquidate, after satisfying liabilities to creditors and subject to the rights of holders of any shares with any special preferential dividend or distribution rights upon winding up, our assets will be distributed to the holders of ordinary shares in proportion to their share holdings.

Voting Rights

Holders of ordinary shares have one vote for each ordinary share held of record on all matters submitted to a vote of our shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

The quorum required by our articles of association for a meeting of shareholders consists of one or more shareholders present in person or by proxy who hold or represent between them at least a majority of the voting power in our company. In the event that a quorum is not present, then such meeting, if convened upon the request of the shareholders, will be dissolved, and in any other case, it will stand adjourned to the same day in the following week at the same time and place, or to any time and place as the chairman of the meeting decides with the consent of the holders of a majority of the voting power represented at such meeting. No business will be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called.

Under Israeli law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require the consent of holders of a majority of the voting power of the company represented at a shareholders meeting and voting on the matter. All shareholders meetings require prior notice of at least 21 days.

Election of Directors

Our articles of association provide that directors are elected by an ordinary resolution of a general meeting of our shareholders. Our ordinary shares do not have cumulative voting rights in the election of directors. Accordingly, the holders of ordinary shares representing more than 50% of the voting power represented at a shareholders meeting have the power to elect all directors. However, our directors are apportioned into three classes: Class I to hold office until our annual meeting of shareholders to be held in 2005; Class II to hold office until our annual meeting of shareholders to be held in 2006; and Class III (including our external directors, who are appointed pursuant to the provisions of Israeli law) to hold office until our annual meeting of shareholders to be held in 2007.

Modification of Share Rights

Under our articles of association, the rights attached to any class may be varied by adoption of an amendment of the articles of association, provided that the holders of shares of the affected class approve the change by a separate meeting in which the holders of a majority of the voting power of the affected class present at the meeting, in person or by proxy, and voting on the issue approves the change. Our articles of association also require, in order to amend the articles of association, the consent of a majority of the voting power of the company represented at a meeting and voting on the change, except that our articles contain special approval requirements in relation to an amendment to the staggered board provisions of our articles, to the provisions of our articles setting forth the number of directors, to the provisions of our articles empowering the board to remove any director pursuant to Israeli law, and to the provisions of our articles setting forth the majority required to approve a merger. See “— Anti-Takeover Provisions; Mergers and Acquisitions Under Israeli Law.”

Registration Rights

We have agreed to file a registration statement with the Securities and Exchange Commission with respect to our ordinary shares upon the demand of the holders of at least 10% of the ordinary shares issuable upon conversion of the preferred shares outstanding prior to this offering, if made on or after the 120th day following the effective date of this offering. If the registration of the ordinary shares is effected in connection with an underwritten public offering, we have agreed to keep it effective for 180 days or, if sooner, until the distribution of shares in that offering is complete. We have the right, exercisable by the 31st day after that demand, to nullify it in order to file a registration statement for an offering of our equity securities for our own account.

We can also be obligated to effect four other demand registrations if the holders of at least 10% of the ordinary shares issued upon conversion of certain of our preferred shares join in the request for registration. We will not be required to file a registration statement upon any such demand if we have filed a registration statement for an offering of our equity securities for our own account within the preceding 180 days, or for the account of others within the preceding 90 days.

We may postpone the filing of a registration statement filed in connection with the exercise of these demand registration rights for up to 90 days once in any 12-month period if we determine that the filing would be materially detrimental to us and our shareholders. The underwriters of any underwritten offering have the right to limit the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights. We must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with these demand registration rights.

Holders of ordinary shares issued upon conversion of our preferred shares will also be entitled, during any 12-month period, to three shelf registrations once we become eligible to use Form S-3 under the U.S. Securities Act of 1933, so long as the aggregate net proceeds from the sale of the ordinary shares to be included in the registration is at least $5 million. Registration rights holders who have not participated in any of the demand registrations will also be entitled to an additional shelf registration provided that we are eligible to use Form S-3. We must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with these registrations on Form S-3.

In addition, our co-founders, Nahum Sharfman and Amir Ashkenazi, have the right to require us to effect one registration statement registering their ordinary shares after we have effected at least two registrations on behalf of holders of ordinary shares issued upon conversion of our preferred shares.

If we register any securities for public sale, all of these registration rights holders have the right to include their shares in the registration, subject to specified exceptions. The managing underwriters of any underwritten offering have the right to limit the number of shares registered by these holders due to marketing reasons. We must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with these piggyback registration rights.

These registration rights will terminate three years after the closing of this offering.

Anti-Takeover Provisions; Mergers and Acquisitions Under Israeli Law

Israeli laws include provisions allowing corporate mergers. These provisions require that the board of directors of each company that is party to the merger approve the transaction. In addition, the shareholders of each company must approve the merger by a vote of a majority of the company’s shares, present in person or by proxy and voting on the proposed merger at a shareholders meeting. Our articles of association differ from Israeli law in this regard and require the approval of a majority of the voting power in our company in order to approve a merger. Israeli law also provides that in determining whether the requisite majority has approved the merger, shares held by the other party to the merger or by any person holding at least 25% of the means of control of such other party or otherwise affiliated with such other party are excluded from the vote.

Israeli law does not require court approval of a merger other than in specified situations. However, upon the request of a creditor of either party to the proposed merger, a court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations to creditors of any of the parties to the merger.

The acquisition of an Israeli company by merger may not be completed unless at least 70 days have passed from the time that a merger proposal has been filed with the Israeli Registrar of Companies. This proposal may be filed once a shareholders meeting has been called to approve the merger.

Israeli law also provides that the acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company, unless there already is another 25% shareholder of the company.

Similarly, Israeli law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless there already is a 50% shareholder of the company. These rules do not apply if the acquisition is made by way of merger as described above.

If, following any acquisition of shares of a public company, the purchaser would hold 90% or more of the shares of the company, that acquisition must be made by means of a tender offer for all of the target company’s outstanding shares. An acquirer who wishes to eliminate all minority shareholders must do so by means of a tender offer for all outstanding shares of the target and acquire 95% of all outstanding shares of the class that is the subject of the tender offer. However, the acquirer may not acquire in such tender offer any tendered shares to the extent that the acquisition of those shares would bring the acquirer’s ownership to more than 90% but less than 95% of the shares of the target company. In addition, Israeli law prohibits any person holding 90% or more of a public company’s shares from acquiring any additional shares of that company so long as that person owns more than 90% of the company’s shares.

Our articles of association contain provisions that could delay, defer or prevent a change in control of our company. These provisions include the staggered board provisions of our articles of association described above under the caption “— Election of Directors.” Our articles of association provide that the staggered board provision cannot be amended without approval of holders of at least two-thirds of the voting power represented at a shareholders meeting and voting on any such amendment. In addition, our articles of association authorize us to issue 125,000,000 ordinary shares, of which 28,074,495 will be issued and outstanding after this offering, based on 6,156,500 ordinary shares outstanding as of August 31, 2004, and assuming the conversion of all outstanding preferred shares into 16,857,911 ordinary shares. The authorized but unissued ordinary shares could be used by our board to delay, defer or prevent a change in control of our company by implementing a shareholder rights plan or similar anti-takeover measure, subject to limitations pursuant to Israeli law.

Transfer Agent and Registrar

Upon completion of this offering, the transfer agent and registrar for our ordinary shares will be American Stock Transfer and Trust Company.

Listing

Our ordinary shares have been approved for quotation on the Nasdaq National Market under the trading symbol “SHOP.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares. Future sales of substantial amounts of our ordinary shares in the public market following this offering or the possibility of these sales occurring could adversely affect prevailing market prices for our ordinary shares or could impair our ability to raise capital through an offering of equity securities.

Upon the completion of this offering, we will have 27,813,271 ordinary shares issued and outstanding, based on 5,895,276 ordinary shares outstanding as of June 30, 2004, and assuming the conversion of our preferred shares into 16,857,911 ordinary shares, no exercise of the underwriters’ option to purchase additional ordinary shares and no exercise of outstanding options or warrants. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act, may only be sold in compliance with the Rule 144 limitations described below. Additional shares will be available for sale in the public market as follows:

•	on the date of this prospectus, 1,302,213 shares will be available for immediate sale;

•	15 days after the date of this prospectus, 500,041 shares will be available for sale pursuant to the expiration of lock-up agreements, of which 225,388 shares will be subject to regulatory restrictions on resale until 90 days after the date of this prospectus;

•	between 15 and 90 days after the date of this prospectus, 62,644 shares will be available for sale pursuant to Rule 144(k);

•	90 days after the date of this prospectus, 549,339 shares will be available for sale pursuant to Rules 144 or 701;

•	180 days after the date of this prospectus, 18,523,628 shares will be available for sale pursuant to the expiration of lock-up agreements, Rules 144, 144(k) or 701; and

•	at various times thereafter, 4,246 shares will become available for sale upon expiration of applicable holding periods.

Some of the shares listed above, including shares held by executive officers and directors, listed as not being saleable until 15 or 180 days after the date of this prospectus may become saleable at a sooner date, as described under “— Lock-up Agreements” below.

Lock-up Agreements

Shopping.com and a number of our shareholders collectively holding approximately 88% of our outstanding ordinary shares outstanding prior to this offering (assuming conversion of our preferred shares), including each of our directors and executive officers and the selling shareholders, have agreed with the underwriters that, subject to specified exceptions, without the prior written consent of Goldman, Sachs & Co., they will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of such ordinary shares, or options or warrants to purchase any ordinary shares or any securities convertible into, exchangeable for or that represent the right to receive ordinary shares, during the 180-day period following the date of this prospectus. In addition, a number of Shopping.com’s shareholders collectively holding approximately 2% of our outstanding ordinary shares prior to this offering (assuming conversion of our preferred shares) have agreed with the underwriters that, subject to specified exceptions, without the prior written consent of Goldman, Sachs & Co., they will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of such ordinary shares, or options or warrants to purchase any ordinary shares or any securities convertible into, exchangeable for or that represent the right to receive ordinary shares, during the 15-day period following the date of this prospectus. These 15-day lock-up agreements were entered into with some of the former Epinions shareholders that are not selling shareholders in this offering. For some such shareholders, the 15-day lock-up agreements cover all of their shares; for others, the 15-day lock-up agreements cover a portion of their shares and the balance of their shares are covered by 180-day lock-up agreements. Goldman, Sachs & Co. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. See “Underwriting.”

Rule 144

In general, under Rule 144, a person, or group of persons whose shares are required to be aggregated, including an affiliate of Shopping.com who has beneficially owned unregistered shares for at least one year, is entitled to sell within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of one percent of the then outstanding ordinary shares, which will be approximately 278,133 shares immediately after this offering, or the average weekly trading volume in our ordinary shares during the four calendar weeks preceding the date on which notice of the sale is filed. Affiliates who acquire registered shares may only resell those shares pursuant to a registration statement or under Rule 144, without regard to the holding period. In addition, a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell those shares under Rule 144(k) without regard to the requirements described above. When a person acquires ordinary shares from one of our affiliates, that person’s holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Stock Options

As of June 30, 2004 options to purchase a total of 3,138,794 ordinary shares were outstanding. We intend to file a Form S-8 registration statement under the Securities Act to register the issuance of all 3,138,794 ordinary shares subject to outstanding options and up to an additional 3,618,669 ordinary shares issuable under our stock option and employee stock purchase plans. Accordingly, ordinary shares issued under these plans will be eligible for sale in the public markets, subject to vesting restrictions and the lock-up agreements described above. See “Management — Employee Benefit Plans.”

Registration Rights

Upon completion of this offering, the holders of 17,147,027 ordinary shares may demand that we register the reoffer and resale of their shares under the Securities Act or, if we file another registration statement under the Securities Act, may elect to include their shares in that registration. If the reoffer and resale is so registered, these shares will be freely tradable without restriction under the Securities Act. For additional information, see “Description of Ordinary Shares — Registration Rights.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the material U.S. federal income tax consequences to U.S. holders (described further below) arising from the purchase, ownership, and disposition of our ordinary shares. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing final, temporary and proposed U.S. Treasury Regulations, administrative rulings and judicial decisions, all of which are subject to change, possibly with retroactive effect.

For purposes of this summary, a U.S. holder is a holder of our ordinary shares that is:

•	an individual who is either a U.S. citizen or a resident of the U.S. for U.S. federal income tax purposes;

•	a corporation (or an entity taxable as a corporation) created or organized in or under the laws of the U.S. or any political subdivision thereof;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•	a trust if (a) a U.S. court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A non-U.S. holder is any holder of ordinary shares other than a U.S. holder or a partnership.

We will not seek a ruling from the Internal Revenue Service, or the IRS, with regard to the United States federal income tax treatment of an investment in ordinary shares and there can be no assurance that the IRS will agree with the conclusions set forth below.

This summary does not address all federal income tax considerations that may be relevant to particular U.S. holders by reason of their particular circumstances. For example, this summary is directed only to U.S. holders that hold our ordinary shares as capital assets within the meaning of Section 1221 of the Code and does not address tax considerations applicable to U.S. holders that are subject to special tax rules, such as:

•	dealers or traders in securities or currency;

•	banks or other financial institutions;

•	insurance companies;

•	tax-exempt entities;

•	U.S. holders subject to alternative minimum tax;

•	U.S. holders that hold ordinary shares as part of a hedge, straddle, conversion, constructive sale or similar transaction involving more than one position;

•	U.S. holders that own, directly or indirectly (pursuant to complex attribution and constructive ownership rules), 10% or more of our voting shares;

•	U.S. holders that have a principal place of business or tax home outside of the United States; and

•	U.S. holders whose functional currency is not the U.S. Dollar.

This summary does not address tax considerations to persons who own our ordinary shares through a partnership or other pass-through entity. This summary does not address the indirect consequences to holders of equity interests in entities that own ordinary shares. This summary does not address tax consequences under U.S. state, local or estate, or any non-U.S. tax laws. Except as specifically noted, this summary assumes that income or gain received by a non-U.S. holder in connection with an investment in ordinary shares will not be treated as effectively connected with a U.S. trade or business.

EACH PROSPECTIVE INVESTOR IN OUR ORDINARY SHARES SHOULD CONSULT WITH ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE APPLICATION OF THE TAX CONSIDERATIONS DISCUSSED BELOW, AS WELL AS THE APPLICATION OF U.S. STATE, LOCAL AND ESTATE, AND NON-U.S. TAX LAWS.

Taxation of U.S. Holders

Distributions on Ordinary Shares

The amount of a distribution with respect to our ordinary shares for U.S. federal income tax purposes will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any Israeli taxes withheld as described below under “Israeli Taxation and Government Programs — Withholding on Dividends Paid to Non-Residents of Israel.” Subject to the discussion under the headings “Passive Foreign Investment Company” and “Foreign Personal Holding Company” below, a distribution paid by us with respect to our ordinary shares to a U.S. holder generally will be treated as a dividend to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in its ordinary shares, and then as capital gain.

Under recently enacted U.S. federal income tax legislation, an individual U.S. holder’s “qualified dividend income” currently is subject to tax at a reduced rate of 15%. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if either (a) the stock of such corporation with respect to which the dividends are paid is readily tradable on an established securities market in the U.S., including the Nasdaq National Market or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the U.S. and Israel is satisfactory for this purpose. Dividends paid by a foreign corporation will not qualify for the 15% U.S. federal income tax rate, however, if such corporation is treated, for the tax year in which the dividends are paid or the preceding tax year, as a “foreign investment company,” a “foreign personal holding company” or a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes. Whether we are treated as a PFIC depends on questions of fact as to our assets and revenues that can only be determined at the end of each fiscal year. However, based on the nature of our operations, we do not believe that we would be treated as a “foreign investment company,” and as discussed in more detail below, we do not currently believe that we would be classified as either a “foreign personal holding company” or a PFIC for U.S. federal income tax purposes. Accordingly, dividend distributions with respect to our ordinary shares should be treated as “qualified dividend income,” subject to U.S. holders’ satisfaction of certain holding period and other requirements, and should be eligible for the reduced 15% U.S. federal income tax rate. Corporate holders generally will not be allowed a deduction for dividends received on our ordinary shares.

The amount of a distribution paid by us in NIS will equal the U.S. Dollar amount of the distribution based on the spot rate of exchange in effect on the date of the distribution. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that U.S. Dollar value. A U.S. holder will recognize separate foreign currency gain or loss only to the extent that gain or loss arises on the actual disposition of the foreign currency received, which gain or loss normally will be taxable as ordinary income or loss and will be U.S.-source income or loss for U.S. foreign tax credit purposes.

Subject to certain limitations, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli tax withheld from dividends received on our ordinary shares. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only for a year in which the U.S. holders elect to do so with respect to all creditable foreign taxes.

There is an overall limitation on foreign taxes eligible for credit, which is calculated separately with respect to specific classes of income. Dividends paid by us generally will be passive income for U.S. foreign tax credit purposes. Dividends distributed by us will generally be treated as “foreign source,” unless the 25%, three-year test described below under “Taxation of Non-U.S. Holders —Distributions on Ordinary Shares” is met. Treatment of distributions to corporations will vary depending on their circumstances. In addition, if 50% or more of our voting power or value is owned, directly or indirectly, by United States persons (as defined in the Code), then a portion of our distributions with respect to our ordinary shares that are taxable as dividends would, subject to a de minimis exception, be characterized as U.S.-source income for U.S. foreign tax credit purposes in the same ratio as our earnings and profits that are U.S.-source bears to our total earnings and profits. However, because dividends that we pay are treated entirely as non-U.S.-source income under the Convention between the Government of the State of Israel and the Government of the United States of America with Respect to Taxes on Income, referred to as the Tax Treaty, a U.S. holder that qualifies for the benefits of the Tax Treaty may elect to have the portion of those dividends that would be treated as U.S.-source income under the 50% rule instead treated as foreign-source income that is subject to a separate foreign tax credit limitation.

In addition, special rules may apply to the computation of foreign tax credits relating to qualified dividend income. The rules relating to the U.S. foreign tax credit are complex, and U.S. holders should consult their own tax advisors to determine whether and to what extent they would be entitled to this credit.

Sale or Exchange of Ordinary Shares

Subject to the discussion under the headings “Passive Foreign Investment Company” and “Foreign Personal Holding Company” below, a U.S. holder’s sale or exchange of our ordinary shares generally will result in the recognition by such U.S. holder of capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s tax basis in the ordinary shares sold. Gain or loss will be computed separately for each block of shares sold (shares acquired separately at different times and prices). This gain or loss will be long-term capital gain or loss and eligible for reduced rates of taxation if the ordinary shares sold have been held for more than one year at the time of the sale or exchange. If the U.S. holder’s holding period on the date of the sale or exchange is one year or less, such gain or loss will be a short-term capital gain or loss. See “Israeli Taxation and Government Programs — Capital Gains Taxes on Sales of our Ordinary Shares” for a discussion of taxation by Israel of capital gains realized on sales of capital assets. Any capital loss realized upon the sale, exchange or other disposition of our ordinary shares generally would be deductible only against capital gains and not against ordinary income, except that in the case of an individual U.S. holder, a capital loss is deductible to the extent of capital gains plus ordinary income up to $3,000. Except in limited circumstances, any capital gain recognized by a U.S. holder upon the sale or exchange of our ordinary shares will be treated as a U.S.-source income for U.S. foreign tax credit purposes.

A U.S. holder’s tax basis in its ordinary shares generally will be equal to the purchase price paid therefor by such U.S. holder. The holding period of each ordinary share owned by a U.S. holder will begin on the day following the date of the U.S. holder’s purchase of such ordinary share and will include the day on which the ordinary share is sold by such U.S. holder.

Passive Foreign Investment Company

Generally, a foreign corporation is treated as a PFIC with respect to a U.S. holder, for any taxable year, if in such year either:

•	75% or more of its gross income for the taxable year is passive (the Income Test); or

•	the annual average percentage of its assets (based on quarterly measurements) by value that produce or are held for the production of passive income is 50% or more (the Asset Test).

For these purposes, the legislative history of the PFIC provisions indicates that “the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities.” Passive income for this purpose generally includes items such as dividends, interest, royalties and rents (other than rents and royalties derived in the active conduct of a trade or business), annuities, and gains from assets that produce passive income (other than sales of inventory). The look-through rules provide in part that a foreign corporation that owns at least 25%, by value, of a subsidiary will treat that proportion of the subsidiary’s assets and income as held or received directly by the foreign parent. If we are classified as a PFIC in any year with respect to which a U.S. holder is a shareholder, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years, regardless of whether we continue to meet the Income Test or Asset Test described above, subject to possible shareholder elections that may apply.

We believe that we were not a PFIC in 2003. We expect that we will not become a PFIC in the foreseeable future, assuming that there is no material decrease in the aggregate market value of outstanding ordinary shares. PFIC status is based on a factual determination made annually and thus may be subject to change. There can be no assurance that we are not now or will not be in the future treated as a PFIC.

If we were classified as a PFIC, the United States federal income tax consequences to a U.S. holder with respect to our ordinary shares would change significantly from the consequences presented above in this discussion. For example, special rules would apply to direct and defined classes of indirect U.S. holders upon disposition of the ordinary shares, receipt of an excess distribution as defined in Section 1291(b) of the Code, specified nonrecognition transactions, or use of our ordinary shares as security for a loan. Those U.S. holders could be subject to tax as if the gain or distribution were ordinary income earned ratably over the holding period for the ordinary shares, including an interest charge on the deferred tax, and other adverse tax consequences.

Although we generally will be treated as a PFIC as to any U.S. holder if we are a PFIC for any year during the U.S. holder’s holding period, if we cease to satisfy the requirements for PFIC classification, the U.S. holder may avoid the consequences of PFIC classification for subsequent years by electing to recognize gain based on the unrealized appreciation in its ordinary shares through the close of the tax year in which we cease to be a PFIC. In addition, if we were treated as a PFIC, a U.S. holder who acquires ordinary shares with unrealized appreciation from a decedent who dies before January 1, 2010 would be denied the normally available step-up in tax basis for these ordinary shares to fair market value at the date of death and instead would have a tax basis equal to the decedent’s tax basis in these ordinary shares.

A U.S. holder who beneficially owns shares of a PFIC must file Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), with the IRS for each tax year it holds shares in a PFIC. This form describes any distributions received with respect to these shares and any gain realized upon the disposition of these shares.

For any tax year in which we are treated as a PFIC, a U.S. holder may elect to treat its ordinary shares as an interest in a qualified electing fund, which is referred to as a QEF Election. If a U.S. holder were to make a QEF Election, the U.S. holder would be required to include in income currently its proportionate share of our earnings and profits in years in which we were a PFIC regardless of whether distributions of our earnings and profits were actually distributed to the U.S. holder. Any gain subsequently recognized upon the sale by the U.S. holder of its ordinary shares, however, generally would be taxed as capital gain and the denial of the basis step-up at death described above would not apply. However, a U.S. holder cannot make a QEF Election with respect to the ordinary shares unless we comply with certain reporting requirements, with which we might not comply.

As an alternative to a QEF Election, a U.S. holder generally may elect to mark its ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference between the fair market value of the ordinary shares and their adjusted tax basis. Losses would be allowed only to the extent of net mark-to-market gain accrued under the election. If a mark-to-market election with respect to ordinary shares is in effect on the date of a U.S. holder’s death, the normally available step-up in tax basis to fair market value will not be available. Rather, the tax basis of the ordinary shares in the hands of a U.S. holder who acquired them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the ordinary shares.

The implementation of many aspects of the Code’s PFIC rules require the issuance of regulations which in many instances have yet to be promulgated and which may have retroactive effect. We cannot be sure that any of these regulations will be promulgated or, if so, what form they will take or what effect they will have on the foregoing discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. holders should consult their own tax advisors regarding our status as a PFIC for 2003 and any subsequent years and the eligibility, manner and advisability of making a QEF Election or a mark-to-market election if we are treated as a PFIC.

Neither our advisors nor we have the duty to, or will undertake to, inform U.S. holders of changes in circumstances that would cause us to become a PFIC.

Foreign Personal Holding Company

A foreign corporation is a foreign personal holding company, or FPHC, if

•	at least 60% of its gross income for the taxable year is foreign personal holding company income, and

•	more than 50% of the stock by vote or value is owned, directly or indirectly or by attribution, by or for not more than five individuals who are citizens or residents of the United States at any time during the taxable year. We refer to such individuals as a U.S. group.

In some situations, the minimum percentage of foreign personal holding company income is 50%, rather than 60%. Foreign personal holding company income includes specific defined classes of passive income.

If we were classified as a foreign personal holding company, then U.S. holders, including defined classes of indirect holders, who own ordinary shares on the last day of a taxable year during which the U.S. group existed would be taxed upon their pro rata shares of our undistributed foreign personal holding company income for the year. Information statements would be required on the returns of such

U.S. holders who own 5% or more of the value of the ordinary shares on the last day on which the U.S. group existed. If we were a FPHC and the U.S. holders described above were required to include a dividend amount in their U.S. federal taxable income, adjustments would need to be made to our accumulated earnings and profits and paid in surplus, and to such U.S. holders’ respective bases in their ordinary shares. In addition, U.S. holders who acquire their ordinary shares from decedents would not receive a stepped-up basis in those ordinary shares. Instead, those U.S. holders would have a tax basis equal to the lower of the fair market value of those ordinary shares or the decedent’s basis.

Currently we do not satisfy the tests to be classified as a FPHC. Even after this offering, we do not anticipate satisfying the tests to be a classified as a FPHC. Accordingly we do not expect that the U.S. holders of our ordinary shares would be required to include currently in ordinary income their respective pro rata shares of our undistributed adjusted taxable income. No assurance can be given, however, that we will not become a FPHC in the future as a result of a concentration of ownership of our ordinary shares and changes in the composition of our income. If we were to be treated as a FPHC, each U.S. holder, regardless of the percentage of our ordinary shares owned, would be required to include in income its pro rata share of our undistributed foreign personal holding company income.

Pending legislation would repeal the FPHC rules, if enacted. Investors should consult their own tax advisors concerning our status as a FPHC.

Taxation of Non-U.S. Holders

Distributions on Ordinary Shares

In general, distributions by us to non-U.S. holders who are not engaged in the conduct of a trade or business within the United States will be U.S. source dividends subject to United States federal income tax only if 25% or more of our gross income, from all sources for the three-year period ending with the close of the taxable year preceding the declaration of the distribution, was effectively connected with our conduct of a trade or business in the United States. We do not anticipate engaging in the conduct of a trade or business within the United States, except through our U.S. subsidiaries. However, if the 25% threshold for such period is exceeded, a portion of any distribution paid by us to a non-U.S. holder may be subject to U.S. tax and withholding at the rate of 30% or a lower rate if a tax treaty or other provision of law permits a lower rate and such lower rate is properly claimed. The portion of the distribution that may be subject to withholding will generally correspond to the portion of our gross income for the period that is effectively connected to the conduct of a trade or business within the United States. Pending legislation, if enacted, would eliminate this withholding tax. Non-U.S. holders should consult their own tax advisors.

Sale or Exchange of Ordinary Shares

Non-U.S. holders will not be subject to U.S. federal income tax on any gain realized upon the sale or exchange of ordinary shares, unless

•	in the case of gain recognized by an individual non-U.S. holder, such individual is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are satisfied;

•	in the case of gain recognized by an individual non-U.S. holder, such individual is a former U.S. citizen who lost such citizenship during the preceding ten-year period (or a former long-term permanent resident who relinquished residency on or after February 6, 1995 and within the preceding ten-year period) and whose loss of citizenship or residency had as one of its principal purposes the avoidance of U.S. tax; or

•	such gain is effectively connected with a U.S. trade or business, as discussed below.

If a non-U.S. holder falls under (i) above, the holder generally will be subject to U.S. federal income tax at a rate of 30% (or a reduced treaty rate) on the gain derived from the sale, and may be subject to withholding in certain circumstances. If a non-U.S. holder falls under (ii) above, the holder will be taxed on the net gain derived from the sale under the U.S. federal income tax rates that are applicable to U.S. citizens and resident aliens, and may be subject to withholding under certain circumstances. Pending legislation would modify this rule for expatriates with a retroactive effective date of February 2003. Pending legislation would repeal the 183-day rule, if enacted. Non-U.S. holders should consult with their own tax advisors.

United States Trade or Business

A non-U.S. holder engaged in a trade or business in the United States (and, if a tax treaty applies, having a permanent establishment in the United States) whose income from the ordinary shares (including gain from the sale or exchange thereof) is effectively connected with the conduct of such trade or business (or is attributable to such permanent establishment) will generally be subject to regular United States federal income tax on such income in the same manner as if it were a U.S. holder. In addition, if such a holder is a corporation, it may be subject to a “branch profits” tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to adjustments, including adjustments for changes in U.S. net equity.

Information Reporting and Backup Withholding

Any dividends paid on our ordinary shares to U.S. holders may be subject to U.S. federal tax information reporting requirements and the U.S. backup withholding tax (the backup withholding rate currently is 28%). In addition, the proceeds of a U.S. holder’s sale of ordinary shares may be subject to tax information reporting and the U.S. backup withholding tax. Backup withholding will not apply if the U.S. holder is a corporation or exempt recipient, or the U.S. holder provides a U.S. taxpayer identification number, or provides a certificate of foreign status, and otherwise complies with any applicable backup withholding requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

ISRAELI TAXATION AND GOVERNMENT PROGRAMS

The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of certain Israeli government programs from which we may benefit. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on taxable income. The corporate tax rate was reduced in July 2004, from 36% to 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter. However, the effective rate of tax of a company that derives income from an “Approved Enterprise” (as described below) may be considerably lower.

Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, known as the Investment Law, provides that capital investment in a production facility (or other eligible assets) may, upon application to and approval by the Investment Center of the Israeli Ministry of Industry and Trade, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. An approved enterprise is entitled to certain benefits, including Israeli government cash grants or tax benefits.

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Investment Law and, in lieu of the foregoing, participate in an alternative benefits program, under which the undistributed income from the Approved Enterprise is fully exempt from corporate tax for a defined period of time. The period of tax exemption ranges between two and ten years, depending upon the location within Israel of the Approved Enterprise and the type of Approved Enterprise. Upon expiration of the exemption period, the Approved Enterprise would be eligible for the otherwise applicable reduced tax rates under the Investment Law for the remainder, if any, of the otherwise applicable benefits period. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the enterprise should not be divided between the different enterprises and would therefore not enjoy tax benefits.

Income derived from an Approved Enterprise is generally subject to a tax rate of 25% for a period of seven years. However, further reductions in tax rates depending on the percentage of the non-Israeli investment in a company’s share capital (conferring rights to profits, voting and appointment of directors) and the percentage of its combined share and loan capital owned by non-Israeli residents, would apply. The tax rate is 20% if the non-Israeli investment level is 49% or more but less than 74%, 15% if the non-Israeli investment level is 74% or more but less than 90%, and 10% if the non-Israeli investment level is 90% or more. The lowest level of foreign investment during the year will be used to determine the relevant tax rate for that year. These tax benefits are granted for a limited period not exceeding seven years or ten years with respect to a company whose foreign investment level exceeds 25% from the first year in which the Approved Enterprise has taxable income after utilizing its net operating losses. The period of benefits may in no event, however, exceed the lesser of (a) 12 years from the year in which the program was activated or (b) 14 years from the year of receipt of Approved Enterprise status.

We have one Approved Enterprise program and have elected to participate in the alternative benefits program. Under the terms of our Approved Enterprise program, our income from that Approved Enterprise will be tax exempt for a period of two years, commencing with the year in which we first generate taxable income from the relevant Approved Enterprise, and is subject to a reduced tax rate for an additional period of up to a total of ten years from when the tax exemption began. The period of benefits from our Approved Enterprise will expire through 2014, and is conditioned upon our maintaining Approved Enterprise status. We cannot assure you that the current benefit program will continue to be available or that we will continue to qualify for its benefits.

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed (including withholding tax thereon) at the rate that would have been applicable had the company not elected the alternative benefits program (generally 10% to 25%). The dividend recipient is taxed at the reduced withholding tax rate of 15%, applicable to dividends from the Approved Enterprises if the dividend is distributed within 12 years after the benefits period or other rate provided under a treaty. The withholding tax rate will be 25% after such period or a lower rate as provided by a relevant treaty. In the case of a company with a foreign investment level (as defined by the Investment Law) of 25% or more, the 12-year limitation on reduced withholding tax on dividends does not apply.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated tax depreciation on property and equipment included in an approved investment program.

Any future applications we make to the Investment Center will be reviewed separately, and decisions as to whether or not to approve such applications will be based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives we set forth in such applications and on certain financial criteria. The Investment Law will expire on October 31, 2004, unless its terms are extended. Accordingly, requests for new programs or expansions of existing programs that are not approved on or before October 31, 2004, will not confer any tax benefits, unless the term of the law is extended. In addition, there can be no assurance that any such applications will be approved.

The benefits available to an Approved Enterprise are conditional upon our fulfilling certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval. If we were to violate those conditions, in whole or in part, we would be required to refund the amount of tax benefits, plus an amount linked to the Israeli consumer price index, interest and penalties. We believe that our Approved Enterprise operates in substantial compliance with all of these conditions and criteria.

As of December 31, 2003, we had generated a total of approximately $49.8 million of net operating loss carryforwards in Israel. These Israeli net operating loss carryforwards have no expiration date. Our Israeli net operating loss carryforwards and the tax benefits granted to us as an Approved Enterprise are not available to offset taxable income of our non-Israeli subsidiaries. The actual amount of the benefits realized through the utilization of our Israeli net operating loss carryforwards and the benefits for which we are eligible under the Approved Enterprise program will depend upon a number of factors, including whether these tax incentives are renewed or if the tax authorities successfully challenge the manner in which profits are recognized among our subsidiaries.

Taxation under Inflationary Conditions

The Income Tax (Inflationary Adjustments) Law, 1985, was designed to neutralize the erosion of capital investments in business and to prevent tax benefits resulting from deduction of inflationary expenses. This law applies a supplementary set of inflationary adjustments to the normal taxable profits computed under regular historical cost principles.

The Inflationary Adjustments Law introduced a special tax adjustment for the preservation of equity, based on changes in the Israeli consumer price index, whereby certain corporate assets are classified broadly into fixed (inflation-resistant) assets and non-fixed assets. Where a corporation’s equity exceeds the depreciated cost of fixed assets, a tax deduction that takes into account the effect of the annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income for companies in any single year, with the unused portion carried forward on a linked basis, without limit). If the depreciated cost of fixed assets exceeds shareholders’ equity, then such excess, multiplied by the annual inflation rate, is added to taxable income.

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with changes in the Israeli consumer price index. We are taxed under this law. The difference between the change in the Israeli consumer price index and the exchange rate of Israeli currency in relation to the dollar, may in future periods cause significant differences between taxable income and the income measured in dollars as reflected in our consolidated financial statements. In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the Israeli consumer price index.

Capital Gains Taxes on Sales of our Ordinary Shares

Nonresidents of Israel will be exempt from capital gains tax in relation to the sale of our ordinary shares for so long as (a) our ordinary shares are listed for trading on a stock exchange in a jurisdiction with which Israel has a treaty, (b) the capital gains are not accrued or derived by the nonresident shareholder’s permanent enterprise in Israel, (c) the ordinary shares in relation to which the capital gains are accrued or derived were acquired by the nonresident shareholder after the initial listing of the ordinary shares on a stock exchange outside of Israel and (d) neither the shareholder nor the particular capital gain is otherwise subject to certain sections of the Israeli Income Tax Ordinance.

In addition, pursuant to the Tax Treaty, gains derived from the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States within the meaning of the Tax Treaty and who is entitled to claim the benefits afforded to U.S. residents under the Tax Treaty, referred to as a Treaty U.S. Resident, would not be subject to Israeli capital gains tax, unless such Treaty U.S. Resident owned, directly or indirectly, shares representing 10% or more of the voting power of our company at any time during the 12-month period preceding such sale, exchange or disposition.

Withholding on Dividends Paid to Non-Residents of Israel

Non-residents of Israel are subject to income tax on income derived from sources in Israel. On distributions of dividends, other than bonus shares (stock dividends), tax at the rate of 25% generally will be withheld, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the Tax Treaty, the maximum Israeli withholding tax on dividends paid to a holder of shares who is a Treaty U.S. Resident is 25%. However, as mentioned above under “— Law for the Encouragement of Capital Investments, 1959,” dividends of an Israeli company paid out of income derived from an Approved Enterprise during the benefit period will still be subject to a reduced tax rate of 15%.

The Tax Treaty further provides that a 12.5% Israeli withholding tax would apply to dividends paid to a U.S. corporation owning 10% or more of an Israeli company’s voting stock during, in general, the current and preceding tax years of the Israeli company. The lower 12.5% rate applies only to dividends from income not derived from an Approved Enterprise in the applicable period and does not apply if the company has certain amounts of passive income.

A non-resident of Israel who receives dividends from which tax was withheld, generally is exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

CONDITIONS IN ISRAEL

We are incorporated under the laws of, and some of our research and development facilities are located in, the State of Israel. Accordingly, we are affected by economic, political and military conditions in Israel.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity beginning in September 2000 and continuing with varying levels of severity to the present time. The political and security situation has not had any material impact on our business to date; however, we cannot assure you that political and security conditions will not have an adverse impact on our business in the future. Any hostilities involving Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could adversely affect certain of our operations and our share price, and could make it more difficult for us to raise capital.

Generally, all male adult citizens and permanent residents of Israel under the age of 48 are, unless exempt, obligated to perform up to 36 days of military reserve duty annually. Additionally, all residents of this age are subject to being called to active duty at any time under emergency circumstances. Most of our Israel-based male employees are currently obligated to perform annual reserve duty. If a military conflict or war arises, then individuals could be required to serve in the military for extended periods of time. Although we have operated effectively under these requirements, we cannot assess the full impact of these requirements on our Israeli operations if conditions should change, and no prediction can be made as to the effect on us of any expansion of these obligations.

UNDERWRITING

Shopping.com, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to some conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse First Boston LLC, Deutsche Bank Securities Inc. and Piper Jaffray & Co. are the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	2,748,464
Credit Suisse First Boston LLC	2,061,348
Deutsche Bank Securities Inc.	1,374,232
Piper Jaffray & Co.	687,116

Total	6,871,160

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,030,674 shares from Shopping.com to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts to be paid to the underwriters by Shopping.com and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,030,674 additional shares.

Paid by Shopping.com
	No Exercise	Full Exercise
Per share	$1.26	$1.26
Total	$6,375,705.84	$7,674,355.08

Paid by the selling shareholders
	No Exercise	Full Exercise
Per share	$1.26	$1.26
Total	$2,281,955.76	$2,281,955.76

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.756 per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

Shopping.com, and a number of its shareholders, collectively holding approximately 88% of its outstanding ordinary shares prior to this offering (assuming conversion of our preferred shares),

including each of its directors and executive officers and the selling shareholders, have agreed with the underwriters that, subject to specified exceptions, without the prior written consent of Goldman, Sachs & Co., they will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of such ordinary shares, or options or warrants to purchase any ordinary shares or any securities convertible into, exchangeable for or that represent the right to receive ordinary shares, during the 180-day period following the date of this prospectus. In addition, a number of Shopping.com’s shareholders collectively holding approximately 2% of our outstanding ordinary shares prior to this offering (assuming conversion of our preferred shares) have agreed with the underwriters that, subject to specified exceptions, without the prior written consent of Goldman, Sachs & Co., they will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of such ordinary shares, or options or warrants to purchase any ordinary shares or any securities convertible into, exchangeable for or that represent the right to receive ordinary shares, during the 15-day period following the date of this prospectus.

Prior to this offering, there has been no public market for Shopping.com’s ordinary shares. The initial public offering price has been negotiated among Shopping.com and the underwriters. Among the factors considered in determining the initial public offering price of the ordinary shares, in addition to prevailing market conditions, have been Shopping.com’s historical performance, estimates of the business potential and earnings prospects of Shopping.com, an assessment of Shopping.com’s management and the consideration of the above factors in relation to market valuations of companies in related businesses.

The ordinary shares will be quoted on the Nasdaq National Market under the symbol “SHOP.”

In connection with the offering, the underwriters may purchase and sell ordinary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from Shopping.com in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters all or a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our ordinary shares and, together with the imposition of a penalty bid, may stabilize, maintain or otherwise affect the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of ordinary shares offered.

Each underwriter has represented and agreed that (i) it has not offered or sold, and prior to the six months after the date of issue of the ordinary shares will not offer or sell, any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1955; (ii) it has complied, and will comply, with all applicable provisions of the Financial Services and Markets Act 2000 of Great Britain (“FSMA”) with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom; and (iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to Shopping.com.

The ordinary shares (including rights representing an interest in a share in global form) may only be offered or sold in The Netherlands as part of their initial distribution or as part of any reoffering, and this prospectus may only be distributed and circulated in The Netherlands to individuals or legal entities who or which trade in securities in the conduct of a business or profession (which include, but are not limited to, banks, securities firms, insurance companies, pension funds, investment institutions, central governments, large international and supranational institutions, and other parties, including treasury departments of commercial enterprises, which are regularly active in the financial markets in a professional manner).

The ordinary shares have not been and will not be registered under the Securities and Exchange Law of Japan. Each underwriter has represented and agreed that it has not offered or sold, and it will not offer or sell, directly or indirectly, any ordinary shares in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (ii) in compliance with the other relevant laws and regulations of Japan.

No underwriter has offered or sold, or will offer or sell, in Hong Kong, by means of any document, any ordinary shares other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or under circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, nor has it issued or had in its possession for the purpose of issue, nor will it issue or have in its possession for the purpose of issue, any invitation or advertisement relating to the ordinary shares in Hong Kong (except as permitted by the securities laws of Hong Kong) other than with respect to shares which are intended to be disposed of to persons outside Hong Kong or to be disposed of only to persons whose business involves the acquisition, disposal, or holding of securities (whether as principal or as agent).

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

Certain investment partnerships of which affiliates of The Goldman Sachs Group, L.P., an affiliate of Goldman Sachs (lead manager of this offering), are general partner, managing general partner or investment manager, hold 5,360,610 preferred shares of Shopping.com, which upon the closing of this offering will convert into 1,392,955 ordinary shares. These investment partnerships have agreed with the NASD that, pursuant to NASD Conduct Rule 2710(g), 261,932 of the ordinary shares held by these investment partnerships will not be sold for a period of 180 days following the effective date of this prospectus, subject to certain exceptions. Immediately following the closing of this offering, the aggregate beneficial ownership interest of Shopping.com attributable to Goldman Sachs will be approximately 5%.

Shopping.com estimates that the total expenses of the offering, excluding underwriting discounts, will be approximately $3.9 million.

Shopping.com and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for Shopping.com, for which they received or will receive customary fees and expenses.

LEGAL MATTERS

The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Meitar Liquornik Geva & Leshem Brandwein, Ramat Gan, Israel. Certain legal matters concerning this offering relating to United States law will be passed upon for us by Fenwick & West LLP, Mountain View, California. On matters of Israeli law, Fenwick & West LLP is relying upon the opinion of Meitar Liquornik Geva & Leshem Brandwein.

In connection with this offering, Herzog, Fox & Neeman, Tel Aviv, Israel, has advised the underwriters with respect to certain Israeli law matters and Kirkland & Ellis LLP, New York, New York, has advised the underwriters with respect to certain United States law matters.

Partners of Meitar Liquornik Geva & Leshem Brandwein beneficially own in the aggregate 48,185 of our ordinary shares. Herzog, Fox & Neeman provides and has in the past provided legal advice to us concerning various intellectual property matters.

EXPERTS

The consolidated financial statements of Shopping.com Ltd. as of December 31, 2003 and for the year then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Shopping.com Ltd. as of December 31, 2002 and for each of the two years in the period then ended included in this prospectus have been so included in reliance on the report of Kesselman & Kesselman, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Epinions, Inc. as of December 31, 2001 and 2002 and for each of the two years in the period then ended have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

ENFORCEABILITY OF CIVIL LIABILITIES

Service of process upon us and upon some of our directors and officers and the Israeli experts named in this prospectus who reside outside the United States may be difficult to obtain within the United States. Furthermore, because some of our principal assets and some of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Meitar Liquornik Geva & Leshem Brandwein, that there is doubt concerning the enforceability of civil liabilities under the Securities Act and the U.S. Securities Exchange Act of 1934, in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a United States final executory judgment in a civil matter obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel. The rules of private international law currently prevailing in Israel do not prohibit the enforcement of a final, nonappealable judgment by Israeli courts provided that:

•	the judgment is enforceable in the state in which it was given;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

•	the judgment and the enforcement of the judgment are not contrary to the law, public policy, security or sovereignty of the state of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in a foreign court.

We have irrevocably appointed Shopping.com, Inc. as our agent to receive service of process in any action against us in any federal court or court of the State of California arising out of this offering or any purchase or sale of securities in connection with this offering.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at an annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the ordinary shares. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and our ordinary shares, we refer you to the registration statement and the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The registration statement, including exhibits, may be inspected without charge at the Public Reference Room of the Securities and Exchange Commission located at 450 Fifth St., NW, Washington, DC 20549. You may contact the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Copies of all or any part of this registration statement may be obtained from the Public Reference Room after payment of fees prescribed by the Securities and Exchange Commission. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at http://www.sec.gov.

We intend to provide our shareholders with annual reports containing consolidated financial statements audited by an independent public accounting firm.

SHOPPING.COM LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Shopping.com Ltd.

In our opinion, the accompanying consolidated balance sheet and related consolidated statements of operations, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Shopping.com Ltd. (the “Company”) and its subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit in order to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the accompanying consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.

/s/    PricewaterhouseCoopers LLP

San Jose, California

March 23, 2004, except for Note 18

    as to which the date is October 24, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Shopping.com Ltd.

We have audited the accompanying consolidated balance sheet of Shopping.com Ltd., formerly DealTime Ltd. (the “Company”) and its subsidiaries as of December 31, 2002, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the two years in the period then ended. These consolidated financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit in order to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and the consolidated results of their operations and cash flows for each of the two years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KESSELMAN & KESSELMAN

Tel Aviv, Israel

March 22, 2004, except for Note 18

    as to which the date is September 21, 2004

SHOPPING.COM LTD.

CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands (except share and per share data)

	December 31,		June 30, 2004	Pro Forma Shareholders’ Equity as of June 30, 2004
	2002	2003
			(Unaudited)	(Unaudited)
				(See Note 2)
ASSETS
Current assets:
Cash and cash equivalents	$2,579	$25,699	$30,483
Accounts receivable, net of allowance for doubtful accounts of $1,069, $677 and $923 at December 31, 2002 and 2003 and June 30, 2004 (unaudited)	6,992	11,139	8,028
Prepaid expenses and other current assets	1,002	1,318	3,323

Total current assets	10,573	38,156	41,834
Property and equipment, net	2,809	3,253	5,808
Goodwill	—	16,814	16,814
Restricted cash	165	1,584	224
Other assets	858	1,799	1,851

Total assets	$14,405	$61,606	$66,531

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,294	$5,434	$2,244
Payroll and benefit related liabilities	1,295	3,143	2,405
Accrued marketing expenses	2,055	2,932	3,923
Other payables and accrued expenses	1,417	2,680	3,681

Total current liabilities	7,061	14,189	12,253
Accrued severance liability	479	565	437

Total liabilities	7,540	14,754	12,690

Commitments and contingencies (Notes 15 and 18)

Shareholders’ equity:
Preferred shares, NIS 0.01 par value; 90,952,040 shares authorized, 34,754,273, 62,777,118 and 62,777,118 shares issued and outstanding at December 31, 2002 and 2003 and June 30, 2004 (unaudited), respectively; none issued and outstanding pro forma (unaudited) (liquidation preference of $217,036)	84	145	145	$—
Ordinary shares, NIS 0.01 par value; 27,261,990 shares authorized, 4,123,479, 5,171,419 and 5,895,276 shares issued and outstanding at December 31, 2002 and 2003 and June 30, 2004 (unaudited), respectively; 22,753,187 issued and outstanding pro forma (unaudited)	10	12	14	50
Additional paid-in capital	176,206	213,136	223,365	223,474
Deferred stock compensation	—	(3,796)	(10,857)	(10,857)
Accumulated other comprehensive loss	(1,186)	(1,318)	(1,351)	(1,351)
Accumulated deficit	(168,249)	(161,327)	(157,475)	(157,475)

Total shareholders’ equity	6,865	46,852	53,841	$53,841

Total liabilities and shareholders’ equity	$14,405	$61,606	$66,531

The accompanying notes are an integral part of these consolidated financial statements.

SHOPPING.COM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. Dollars in thousands (except per share data)

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(Unaudited)
Revenues	$12,698	$29,055	$67,039	$24,986	$42,337
Operating expenses
Cost of revenues	6,372	3,685	3,331	1,453	2,251
Research and development	11,098	4,636	7,145	2,951	5,191
Sales and marketing	16,188	17,329	37,304	13,492	22,346
General and administrative	10,137	8,126	8,805	3,235	5,536
Stock-based compensation	114	13	2,495	—	2,358
Amortization of goodwill and other purchased intangible assets	42,336	—	500	164	353
Restructuring and other charges	9,517	—	1,019	—	617
Gain on sale of a consolidated subsidiary	(8,990)	—	—	—	—

Total operating expenses	86,772	33,789	60,599	21,295	38,652

(Loss) income from operations	(74,074)	(4,734)	6,440	3,691	3,685
Interest and other income (expense), net	972	38	672	141	188
Interest expense	(242)	(386)	(32)	(19)	(3)

(Loss) income before income taxes and minority interests	(73,344)	(5,082)	7,080	3,813	3,870
Provision for income taxes	—	—	(158)	(25)	(18)
Minority interest in losses of consolidated subsidiaries	490	—	—	—	—

Net (loss) income	(72,854)	(5,082)	6,922	3,788	3,852
Deemed dividend	—	—	—	—	(10,500)

Net (loss) income attributable to ordinary shareholders	$(72,854)	$(5,082)	$6,922	$3,788	$(6,648)

Basic net (loss) income per share	$(18.50)	$(1.23)	$0.38	$0.24	$(1.17)

Diluted net (loss) income per share	$(18.50)	$(1.23)	$0.36	$0.23	$(1.17)

Weighted average number of ordinary shares used in computing basic net (loss) income per share	3,939	4,124	4,375	4,098	5,685

Weighted average number of ordinary shares used in computing diluted net (loss) income per share	3,939	4,124	19,463	16,148	5,685

Pro forma basic net loss per share (Unaudited) (Note 2)			$(0.56)		$(0.61)

Weighted average number of ordinary shares used in computing pro forma basic net loss per share (Unaudited)			19,135		22,542

Stock-based compensation charge can be allocated to the following:
Cost of revenues	$—	$—	$2	$—	$393
Research and development	114	13	227	—	297
Sales and marketing	—	—	1,089	—	691
General and administrative	—	—	1,177	—	977

Total non-cash stock compensation	$114	$13	$2,495	$—	$2,358

The accompanying notes are an integral part of these consolidated financial statements.

SHOPPING.COM LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. Dollars in thousands (except share data)

	Preferred Shares		Ordinary Shares			Additional Paid-in Capital	Deferred Stock Compensation	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount	Shares	Trust Shares	Amount
Balance at January 1, 2001	27,811,175	$70	1,533,266	—	$4	$92,106	$—	$(443)	$(90,313)	$1,424
Net loss	—	—	—	—	—	—			(72,854)	(72,854)
Comprehensive income (loss)
Translation differences	—	—	—	—	—	—	—	(758)	—	(758)

Total comprehensive income (loss)										(73,612)

Conversion of note payable, net	—	—	1,674,906	—	4	59,496	—	—	—	59,500
Issuance of Series E Shares	3,943,098	8	—	—	—	12,930	—	—	—	12,938
Acquisition of Digital Jones, Inc.	—	—	905,720	—	2	7,596	—	—	—	7,598
Amortization of warrants	—	—	—	—	—	151	—	—	—	151
Forfeiture of unvested shares, placed in trust	—	—	(128,023)	128,023	—	—	—	—	—	—
Extension of stock option term	—	—	—	—	—	642	—	—	—	642
Exercise of stock options	—	—	52,846	(43,259)	—	56	—	—	—	56

Balance at December 31, 2001	31,754,273	78	4,038,715	84,764	10	172,977	—	(1,201)	(163,167)	8,697
Net loss	—	—	—	—	—	—	—	—	(5,082)	(5,082)
Comprehensive income (loss)
Translation differences	—	—	—	—	—	—	—	15	—	15

Total comprehensive income (loss)										(5,067)

Issuance of Series F Shares	3,000,000	6	—	—	—	2,994	—	—	—	3,000
Amortization of warrants	—	—	—	—	—	181	—	—	—	181
Extension of stock option term	—	—	—	—	—	13	—	—	—	13
Shares issued to consultants	—	—	5,500	(5,500)	—	—	—	—	—	—
Exercise of stock options	—	—	37,327	(37,327)	—	41	—	—	—	41

Balance at December 31, 2002	34,754,273	84	4,081,542	41,937	10	176,206	—	(1,186)	(168,249)	6,865
Net income	—	—	—	—	—	—	—	—	6,922	6,922
Comprehensive income (loss)
Translation differences	—	—	—	—	—	—	—	(132)	—	(132)

Total comprehensive income										6,790

Acquisition of Epinions, Inc.	27,947,845	61	—	—	—	30,439	—	—	—	30,500
Exercise of Series B Warrants	75,000	—	—	—	—	53	—	—	—	53
Shares issued to consultants	—	—	2,150	(2,150)	—	3	—	—	—	3
Issuance of restricted shares	—	—	947,423	—	2	1,864	(1,857)	—	—	9
Amortization of restricted stock compensation	—	—	—	—	—	—	1,480	—	—	1,480
Forfeiture of unvested restricted shares	—	—	(2,409)	2,409	—	(9)	9	—	—	—
Deferred stock compensation	—	—	—	—	—	4,443	(4,443)	—	—	—
Amortization of stock-based compensation	—	—	—	—	—	—	1,015	—	—	1,015
Exercise of stock options	—	—	142,713	(42,196)	—	137	—	—	—	137

Balance at December 31, 2003	62,777,118	145	5,171,419	—	12	213,136	(3,796)	(1,318)	(161,327)	46,852
Net income (unaudited)	—	—	—	—	—	—	—	—	3,852	3,852
Comprehensive income (loss)
Translation differences (unaudited)	—	—	—	—	—	—	—	(33)	—	(33)

Total comprehensive income (unaudited)										3,819

Amortization of restricted stock (unaudited)	—	—	—	—	—	—	179	—	—	179
Forfeiture of unvested restricted shares (unaudited)	—	—	(8,082)	8,082	—	—	—	—	—	—
Deferred stock compensation (unaudited)	—	—	—	—	—	9,951	(9,951)	—	—	—
Amortization of stock-based compensation (unaudited)	—	—	—	—	—	—	1,870	—	—	1,870
Mark-to market adjustments	—	—	—	—	—	(906)	853	—	—	(53)
Acceleration of stock option vesting (unaudited)	—	—	—	—	—	346	—	—	—	346
Extension of stock option term (unaudited)	—	—	—	—	—	4	—	—	—	4
Stock options issued to a consultant (unaudited)	—	—	—	—	—	22	(12)	—	—	10
Exercise of stock options (unaudited)	—	—	731,939	(8,082)	2	812	—	—	—	814

Balance at June 30, 2004 (unaudited)	62,777,118	$145	5,895,276	—	$14	$223,365	$(10,857)	$(1,351)	$(157,475)	$53,841

The accompanying notes are an integral part of these consolidated financial statements.

SHOPPING.COM LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. Dollars in thousands

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(Unaudited)
Cash flows from operating activities:
Net (loss) income	$(72,854)	$(5,082)	$6,922	$3,788	$3,852
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	2,361	2,396	2,310	1,135	1,141
Amortization of Bank Hapoalim warrant	151	181	—	—	—
Non-cash charge for issuance of equity compensation	642	13	2,495	—	2,358
Gain on sale of DealTime.com K.K.	(8,997)	—	—	—	—
(Gain) loss on sale of fixed assets	(19)	—	32	—	—
Foreign exchange loss (gain)	—	—	—	101	(53)
Amortization of goodwill and other purchased intangible assets	49,102	—	500	164	353
Minority interest in losses of consolidated subsidiaries	(490)	—	—	—	—
Increase (decrease) in accounts receivable, net	(1,375)	(2,331)	(2,599)	2,199	3,140
Decrease (increase) in prepaid expenses and other assets	719	667	(204)	222	(1,697)
(Decrease) increase in accounts payable	(11,242)	2,316	2,975	486	(3,933)
(Decrease) increase in other liabilities and accrued expenses	(71)	225	2,556	295	1,978
(Decrease) increase in accrued severance liability, net	(84)	46	86	152	(128)

Net cash (used in) provided by operating activities	(42,157)	(1,569)	15,073	8,542	7,011

Cash flows from investing activities:
Purchases of property and equipment	(183)	(2,118)	(2,102)	(607)	(3,666)
Capitalization of software	—	(260)	(93)	(9)	(742)
Proceeds from sale of fixed assets	43	9	4	—	—
Acquisition of Epinions, Inc., net of cash acquired	—	—	9,920	9,920	—
Decrease (increase) in restricted cash	748	563	(2)	—	1,360
Acquisition of minority interest in DealTime (Europe) B.V.	(481)	—	—	—	—
Acquisition of Digital Jones, Inc.	(227)	—	—	—	—
Disposal of DealTime.com K.K.	(250)	—	—	—	—

Net cash (used in) provided by investing activities	(350)	(1,806)	7,727	9,304	(3,048)

Cash flows from financing activities:
Proceeds on sale of ordinary shares, net	—	—	9	—	—
Borrowings (repayments) under line of credit	3,000	(3,000)	—	—	—
Principal payments under capital lease obligations	—	(225)	(128)	(105)	—
Proceeds on sale of Series E Convertible Preferred Shares, net	15	—	—	—	—
Proceeds on sale of Series F Convertible Preferred Shares, net	—	3,000	—	—	—
Proceeds from exercise of Series B warrants	—	—	53	53	—
Proceeds from exercise of stock options	56	41	137	39	814

Net cash provided by (used in) financing activities	3,071	(184)	71	(13)	814

Net (decrease) increase in cash and cash equivalents	(39,436)	(3,559)	22,871	17,833	4,777
Effect of exchange rates on cash and cash equivalents	(758)	15	249	(139)	7
Cash and cash equivalents, beginning of period	46,317	6,123	2,579	2,579	25,699

Cash and cash equivalents, end of period	$6,123	$2,579	$25,699	$20,273	$30,483

The accompanying notes are an integral part of these consolidated financial statements.

SHOPPING.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands (except share and per share data)

1.    Organization and Operations

Shopping.com Ltd., formerly DealTime Ltd. (the “Company”), was incorporated in 1997 under the laws of the State of Israel and commenced operations in 1998. The Company is a leading online comparison shopping service. Through its websites, including www.shopping.com, www.epinions.com, www.dealtime.co.uk and other network sites, consumers find, compare and buy products from merchants and merchants locate consumers seeking to buy their products. For merchants and other listings providers, Shopping.com delivers qualified, in-market buyers and lower customer acquisition costs. For consumers, Shopping.com supplies product information and a helpful way to search for the right product at the best price.

Shopping.com, Inc., formerly DealTime, Inc., the Company’s wholly-owned subsidiary, was incorporated in December 1998 under the laws of the State of Delaware for the purpose of marketing and selling the Company’s products and services in the United States. DealTime (Europe) B.V. (“DealTime-Europe”) was established in April 2000 under the laws of the Netherlands for the purpose of marketing and selling the Company’s products and services in Europe. In April 2003, the Company acquired Epinions, Inc. as discussed in Note 6.

2.    Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions made by management involve the assessment of collectibility of accounts receivable, the determination of the allowance for doubtful accounts, the computation of the Company’s effective tax rate and deferred tax assets and liabilities, the determination of the fair market value of its ordinary shares and the valuation and useful lives of its capitalized software and long-lived assets. Actual results can differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned and majority-owned subsidiaries. Interests in majority-owned subsidiaries are reported using the full consolidation method. Accordingly, the Company’s consolidated financial statements include 100% of the assets and liabilities of these subsidiaries and the ownership interests of minority participants are recorded as “Minority interests in consolidated subsidiaries.” As of December 31, 2002 and 2003, all of the Company’s subsidiaries were wholly-owned. All significant intercompany transactions and balances have been eliminated in consolidation.

Interim Financial Information

The accompanying unaudited consolidated financial statements have been prepared and reflect all adjustments, consisting only of normal recurring adjustments, which in the opinion of management are necessary to present fairly the financial position and the results of operations for the interim periods. The consolidated financial statements have been prepared in accordance with the regulations of the Securities and Exchange Commission, but omit certain information and footnote disclosure

SHOPPING.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. Dollars in thousands (except share and per share data)

necessary to present the statements in accordance with generally accepted accounting principles. Results for the interim periods are not necessarily indicative of results for the entire fiscal year.

Functional Currency

Substantially all of the Company’s revenues are generated outside of Israel. Most of the Company’s revenues are denominated in U.S. Dollars and most marketing costs are incurred outside of Israel, primarily in transactions denominated in U.S. Dollars. Accordingly, the currency of the primary economic environment in which the Company’s operations are conducted is the U.S. Dollar, which is used as the Company’s functional and reporting currency.

Transactions and balances originally denominated in U.S. Dollars by the Company are presented at their original amounts. Transactions and balances in other currencies are remeasured into U.S. Dollars at the spot rate, in accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the consolidated statement of operations as other income or expense, as appropriate. For the years ended December 31, 2001, 2002 and 2003, and the six months ended June 30, 2003 and 2004 (unaudited), such amounts were not material.

The functional currencies of the Company’s U.K., German and former Japanese subsidiaries are the respective local currencies. Accordingly, their respective financial statements have been translated into U.S. Dollars by translating balance sheet amounts at period-end exchange rates and statement of operations accounts at average exchange rates for the period. Foreign currency translation gains and losses are reflected in the equity section of the Company’s consolidated balance sheet as accumulated other comprehensive income (loss).

Amounts in the consolidated financial statements representing the U.S. Dollar equivalents of balances denominated in other currencies do not necessarily represent their real or economic value in U.S. Dollars.

Cash Equivalents

Cash equivalents consist of investments in highly liquid short-term instruments with original maturities of three months or less and are stated at cost. Interest is accrued as earned.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the related assets, at the following annual rates:

Computers, software and peripheral equipment	33%
Office furniture and equipment	6-33%
Leasehold improvements	Shorter of the lease term or the life of the asset
Motor vehicles	15%

Maintenance, repairs and minor replacements are charged to expense as incurred.

SHOPPING.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. Dollars in thousands (except share and per share data)

Capitalized Software Costs

The Company capitalizes internally developed software costs in accordance with Statement of Position 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use (“SOP 98-1”) and Emerging Issues Task Force Abstract No. 00-02, Accounting for Web Site Development Costs (“EITF 00-02”). Capitalized costs are amortized on a straight-line basis over the estimated useful life of the software once it is available for use. During the years ended December 31, 2002 and 2003 and the six months ended June 30, 2004 (unaudited), the Company capitalized $260, $93 and $742, respectively, which is being amortized over a two-year period. For the years ended December 31, 2002 and 2003 and the six months ended June 30, 2003 and 2004 (unaudited), the Company recorded $43, $142, $65 and $129 of amortization expense, respectively, which is included as a component of research and development expense.

Goodwill and Other Purchased Intangible Assets

In January 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“FAS 142”). FAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed annually for impairment. Any impairment loss is recognized in the statement of operations. Since the adoption of FAS 142, the Company has not recorded any goodwill impairment.

Goodwill increased by $16,814 during the year ended December 31, 2003, as the result of the acquisition of Epinions, Inc., as discussed in Note 6.

Prior to the adoption of FAS 142, goodwill was amortized using the straight-line method over the estimated useful life of 2 years. Assembled workforce and acquired software were amortized using the straight-line method over their useful lives, which were 2 years and 1 year, respectively. The Company evaluated annually the realization of goodwill and other purchased intangible assets and the appropriateness of the amortization period based on the estimated future undiscounted cash flows derived from the asset. Any impairment loss was recognized in the statement of operations. During the year ended December 31, 2001, the Company recorded an impairment loss relating to the write-down of the value of its intangible assets, as described in Note 12.

Had the Company adopted FAS 142 prior to its adoption in January 2002, the Company would not have recorded amortization expense of $42,336. The following table summarizes net loss and basic and diluted net loss per share for the year ended December 31, 2001 adjusted to exclude goodwill amortization expense:

Net loss as reported	$(72,854)
Goodwill amortization	42,336

Net loss as adjusted	$(30,518)

Basic and diluted loss per share as reported	$(18.50)

Basic and diluted loss per share as adjusted	$(7.75)

SHOPPING.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. Dollars in thousands (except share and per share data)

Valuation of Long-Lived Assets

The Company periodically reviews the recoverability of the carrying amounts of its long-lived assets, consisting of property and equipment and identified intangible assets, by assessing the estimated future undiscounted cash flows attributable to such assets. If the carrying value of a long- lived asset is considered impaired, the Company recognizes a loss based on the difference between the carrying amount and the fair value of that asset in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“FAS 144”). No such impairment loss was recorded during the years ended December 31, 2002 and 2003 or the six months ended June 30, 2003 or 2004, respectively (unaudited).

Restricted Cash

Restricted cash is invested in certificates of deposit, which mature within one year and is used as security for the Company’s office leases.

Revenue Recognition

The Company generates revenue from lead referral fees based on the numbers of times a user clicks through to a merchant’s website from the Company’s website. Lead referral fees are recognized in the period in which the user clicks through to the merchant’s website, provided that evidence of an arrangement exists, the fee is fixed or determinable, no significant Company obligations remain and collection of the receivable is reasonably assured. Banner advertising and sponsorship revenues are derived principally from short-term advertising contracts. Advertising revenues are recognized in the period in which the advertisement is displayed, provided that evidence of an arrangement exists, the fee is fixed or determinable, no significant Company obligations remain and collection of the receivable is reasonably assured.

Payments from customers that are received in advance of revenue recognition are recorded as customer deposits.

The following table summarizes the allowance for doubtful accounts as of December 31, 2002 and 2003 and the six months ended June 30, 2004 (unaudited):

	December 31,		June 30, 2004
	2002	2003
			(Unaudited)
Beginning balance	$650	$1,069	$677
Additions	1,216	741	317
Write-offs	(797)	(1,133)	(71)

Ending balance	$1,069	$677	$923

Research and Development

Costs incurred in connection with the research and development of the Company’s products, other than those accounted for under SOP 98-1 and EITF 00-02, are expensed as incurred.

SHOPPING.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. Dollars in thousands (except share and per share data)

Advertising Costs

Advertising costs included in sales and marketing expenses, which include the costs associated with the Company’s online and offline advertising campaigns, are expensed as incurred and amounted to $7,244, $13,333, $29,320, $10,418 and $17,746 for the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004 (unaudited), respectively.

Stock-based Compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation (“FIN 44”) in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company’s stock options is less than the fair value of the underlying shares on the date of grant, compensation expense is recognized. The pro forma disclosures required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“FAS 123”), and Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123 (“FAS 148”) are provided in Note 11 and below.

The Company applies FAS 123 and EITF 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services with respect to options issued to non-employees. FAS 123 requires use of an option valuation model to measure the fair value of the options at the grant date.

The following table provides a reconciliation of net (loss) income to pro forma net (loss) income as if compensation cost for stock options granted to employees had been determined using the fair value method prescribed by FAS 123. The estimated fair value of each stock option is calculated using the Black-Scholes option pricing model.

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(Unaudited)
Net (loss) income, as reported	$(72,854)	$(5,082)	$6,922	$3,788	$3,852
Add: Stock-based employee compensation expense included in net (loss) income, as reported	642	13	1,015	—	2,169
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards calculated with the use of a Black-Scholes option-pricing model	(2,797)	(2,802)	(2,618)	(319)	(1,342)

Pro forma net (loss) income	$(75,009)	$(7,871)	$5,319	$3,469	$4,679

Basic net (loss) income per share:
As reported	$(18.50)	$(1.23)	$0.38	$0.24	$(1.17)

Pro forma	$(19.04)	$(1.91)	$0.29	$0.22	$(1.02)

Diluted net (loss) income per share:
As reported	$(18.50)	$(1.23)	$0.36	$0.23	$(1.17)

Pro forma	$(19.04)	$(1.91)	$0.27	$0.21	$(1.02)

SHOPPING.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. Dollars in thousands (except share and per share data)

The following weighted average assumptions were used: (1) risk-free interest rate of 5.51%, 4.44% and 3.03% for the years ended December 31, 2001, 2002 and 2003, respectively; (2) dividend yield of 0.00%; (3) expected life of five years; and (4) volatility of 100%.

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“FAS 109”), which requires use of the asset and liability method. Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities reflect the tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax asset will not be realized.

Earnings per Share

Basic income (loss) per share (“Basic EPS”) is computed by dividing net income (loss) available to ordinary shareholders by the sum of the weighted average number of ordinary shares outstanding during the period, net of shares subject to repurchase, using the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. Under the two-class method, income from continuing operations (or net income) is reduced by the amount of dividends declared in the current period for each class of stock and by the contractual amount of dividends (or interest on participating income bonds) that must be paid for the current period. The remaining earnings are then allocated to common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. The total earnings allocated to each security are determined by adding together the amount allocated for dividends and the amount allocated for a participation feature. The total earnings allocated to each security are then divided by the number of outstanding shares of the security to which the earnings are allocated to determine the earnings per share for the security.

Diluted earnings per share (“Diluted EPS”) gives effect to all dilutive potential ordinary shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings. The dilutive effect of outstanding stock options and warrants is computed using the treasury stock method.

As of December 31, 2001 and 2002 and June 30, 2004 (unaudited) the Company had outstanding convertible preferred shares, warrants to purchase convertible preferred shares and stock options to purchase an aggregate of 9,778,687, 10,942,241 and 18,889,430 ordinary shares, respectively, which were not included in the calculation of Diluted EPS due to the anti-dilutive nature of these instruments.

SHOPPING.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. Dollars in thousands (except share and per share data)

The following table sets forth the computation of basic and diluted net (loss) income per ordinary share for the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004 (unaudited):

	Years Ended December 31,			Six Months Ended June 30,

	2001	2002	2003	2003	2004
				(Unaudited)
Numerator
Net (loss) income	$(72,854)	$(5,082)	$6,922	$3,788	$3,852
Deemed dividend	—	—	—	—	(10,500)

Net (loss) income attributable to ordinary shareholders	$(72,854)	$(5,082)	$6,922	$3,788	$(6,648)
Allocation of net income to participating preferred shares	—	—	(5,262)	(2,813)	—

Numerator for basic calculation	$(72,854)	$(5,082)	$1,660	$975	$(6,648)
Allocation of net income to participating preferred shares	—	—	5,262	2,813	—

Numerator for diluted calculation	$(72,854)	$(5,082)	$6,922	$3,788	$(6,648)

Denominator
Denominator for basic calculation, weighted average ordinary shares	3,939	4,124	4,375	4,098	5,685
Weighted average dilutive preferred shares	—	—	13,866	11,822	—
Potential ordinary shares attributable to stock options	—	—	1,184	228	—
Potential ordinary shares attributable to deferred stock compensation	—	—	38	—	—

Denominator for diluted calculation, weighted average shares	3,939	4,124	19,463	16,148	5,685

Net (loss) income per share
Basic net (loss) income per share	$(18.50)	$(1.23)	$0.38	$0.24	$(1.17)

Diluted net (loss) income per share	$(18.50)	$(1.23)	$0.36	$0.23	$(1.17)

The unaudited pro forma basic net loss per share for the year ended December 31, 2003 and for the six months ended June 30, 2004 assumes the conversion of the outstanding convertible preferred shares into ordinary shares as of the later of the beginning of the period and the date of original issuance and reflects a deemed dividend that the Company will record upon conversion of the preferred shares into ordinary shares, as discussed in Note 18.

SHOPPING.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. Dollars in thousands (except share and per share data)

The following table sets forth the computation of pro forma basic net loss per share for the year ended December 31, 2003 and the six months ended June 30, 2004:

	Year Ended December 31, 2003	Six Months Ended June 30, 2004
	(Unaudited)
Numerator
Net (loss) income	$6,922	$3,852
Deemed dividend	(17,679)	(17,679)

Net loss attributable to ordinary shareholders	$(10,757)	$(13,827)

Denominator
Weighted average shares used in computing basic net loss per share	4,375	5,685
Adjustments to reflect the effect of the assumed conversion of the preferred shares from the date of original issuance	14,760	16,857

Weighted average shares used in computing pro forma basic net loss per share	19,135	22,542

Pro forma net loss per share
Pro forma basic net loss per share	$(0.56)	$(0.61)

Pro Forma Shareholders’ Equity (unaudited)

The pro forma shareholders’ equity as of June 30, 2004 reflects the automatic conversion of the outstanding convertible preferred shares into ordinary shares upon the closing of the offering contemplated by this prospectus.

Financial Instruments

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange. At December 31, 2002 and 2003 and June 30, 2004 (unaudited), the carrying amounts of cash and cash equivalents approximated their fair values, due to the short-term maturities of these instruments.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, cash equivalents and trade receivables. Cash and cash equivalents are maintained by financial institutions in the United States, Israel and Europe. Such deposits may be in excess of insured limits in the United States and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company’s accounts receivable are derived from lead referral revenue and advertising contracts. The Company performs ongoing credit evaluations of its customers’ financial condition. The

SHOPPING.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. Dollars in thousands (except share and per share data)

Company does not generally require collateral from its customers and substantially all of its trade receivables are unsecured. The Company maintains an allowance for doubtful accounts receivable based upon management’s experience and estimate of collectibility of each account. The risk of collection associated with trade receivables is mitigated by the variety and number of customers. In addition, beginning in 2002, the Company has required customers with poor or insufficient credit histories to provide it with payment in advance of delivery of services to further mitigate collection risk. Prior to 2002, the Company deferred revenue recognition of invoices whose collection was not reasonably assured, until payment on such invoices was received.

During the years ended December 31, 2002 and 2003 and the six months ended June 30, 2003 and 2004 (unaudited), a single customer accounted for 11.1%, 38.4%, 31.3% and 42.9% of the Company’s revenues, respectively, and 35.1% and 35.2% of the Company’s accounts receivable as of December 31, 2003 and June 30, 2004 (unaudited), respectively. No single customer accounted for more than 10% of the Company’s revenues for the year ended December 31, 2001 or 10% of the Company’s accounts receivable as of December 31, 2002.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) includes all changes in equity (net assets) during a period from non-owner sources and is reported in the consolidated statement of changes in shareholders’ equity. Other comprehensive loss consists of changes in accumulated foreign currency translation adjustments during the period.

Recently Issued Accounting Pronouncements

In December 2003, the Securities and Exchange Commission released Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”). SAB 104 revises or rescinds portions of the interpretative guidance related to revenue recognition included in Topic 13 of the codification of the staff accounting bulletins. The Company has assessed the impact of SAB 104 and concluded that the adoption of SAB 104 by the Company did not have a material impact on its financial statements.

In April 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities (“FAS 149”). This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts. FAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, clarifies when a derivative contains a financing component, amends the definition of “an underlying” to conform it to language used in FASB Interpretation No. 45, and amends certain other existing pronouncements. FAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of the Statement, except those related to forward purchases or sales of “when-issued” securities, should be applied prospectively. The Company does not currently have any instruments that meet the definition of a derivative, and therefore the adoption of this Statement has had no effect on the Company’s consolidated financial position or results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“FAS 150”).

SHOPPING.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. Dollars in thousands (except share and per share data)

FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and further requires that an issuer classify as a liability (or an asset in some circumstances) financial instruments that fall within its scope because that financial instrument embodies an obligation of the issuer. Many of such instruments were previously classified as equity. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of FAS 150 did not have a material impact on the Company’s financial position or results of operations.

In December 2003, the FASB issued additional guidance clarifying the provisions of FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (“FIN 46-R”). FIN 46-R provides a deferral of FIN 46 for certain entities until after March 15, 2004. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company believes that the adoption of this standard will have no material impact on its consolidated financial statements.

In March 2004, the FASB ratified the consensuses reached by the Emerging Issues Task Force (“EITF”) in EITF Issue No. 03-6, Participating Securities and the Two-Class Method Under FASB Statement No. 128 (“EITF 03-6”). EITF 03-6 nullifies the guidance previously included under EITF Topic D-95, Effect of Participating Convertible Securities on the Computation of Basic Earnings per Share, and requires that convertible participating securities be included in the computation of basic earnings per share using the two-class method. EITF 03-6 is effective for fiscal periods beginning after March 31, 2004. The Company adopted EITF 03-6 for the quarter ended June 30, 2004. The Company had previously computed basic earnings per share using the as-if converted method, as permitted under EITF Topic D-95. As required by EITF 03-6, the Company has recomputed its historical basic earnings per share amounts to conform to the current presentation. The adoption of EITF 03-6 did not have an impact on basic earnings per share.

3.    Related Party Transactions

In April 2001, the Company loaned $150 to its chief executive officer. This loan, which is included in other assets, bears interest at the applicable federal rate as determined under Section 1274(d) of the Internal Revenue Code of 1986, as amended (the “IRC”), which was approximately 5.75%, 5.62% and 4.58% for the years ended December 31, 2001, 2002 and 2003, respectively. The loan was due on April 10, 2011. The principal amount of the loan, together with the accrued interest thereon, was repaid in full in March 2004.

In February 2001, the Company entered into a securities purchase and share exchange agreement with Bertelsmann Nederland B.V., pursuant to which the Company purchased the shares of DealTime.com (Europe) B.V. held by Bertelsmann Nederland B.V. as discussed in Note 5.

In December 2003, the Company hired a new chief financial officer who also serves as a director of LookSmart Ltd., a provider of Internet search solutions and paid search inclusion services. During the month ended December 31, 2003 and the six months ended June 30, 2004 (unaudited), the Company incurred expense of approximately $489 and $1,167, respectively, for paid search inclusion services provided by LookSmart Ltd., which is included as a component of sales and marketing expenses. The Company believes that the prices it receives are on terms comparable to those that

SHOPPING.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. Dollars in thousands (except share and per share data)

would be available from unaffiliated third parties. As of December 31, 2003 and June 30, 2004 (unaudited), the outstanding amount owed to LookSmart Ltd. was $982 and $8, respectively.

4.    Property and Equipment

Property and equipment consist of the following:

	December 31,		June 30, 2004
	2002	2003
			(Unaudited)
Computers, software and peripheral equipment	$5,962	$8,569	$12,107
Office furniture and equipment	905	895	913
Leasehold improvements	532	524	536
Motor vehicles	14	—	—

	7,413	9,988	13,556
Less: accumulated depreciation and amortization	(4,604)	(6,735)	(7,748)

Property and equipment, net	$2,809	$3,253	$5,808

Equipment acquired under capital lease obligations included in property and equipment comprised of the following:

	December 31,		June 30, 2004
	2002	2003
			(Unaudited)
Computers, software and peripheral equipment	$353	$353	$353
Less: Accumulated depreciation and amortization	(125)	(275)	(350)

	$228	$78	$3

5.    Investments in Subsidiaries

DealTime.com K.K.

In February 2000, the Company and a third party formed DealTime.com K.K. to market and sell the Company’s services in Japan. The Company acquired a 90% interest in DealTime.com K.K. in exchange for an initial investment of nine million Yen (approximately $84) and the third party acquired a 10% interest in DealTime.com K.K. in exchange for an initial investment of one million Yen (approximately $9).

In March 2000, DealTime.com K.K. completed a private placement in which it issued 2,100 shares of its Series A Redeemable Convertible Preferred Shares for aggregate proceeds of approximately $9,800. As a result of the private placement, the Company’s ownership of DealTime.com K.K. was diluted to 54%. Since the shares issued by DealTime.com K.K. in the private placement were redeemable under specified conditions, the Company recorded these shares as a liability.

In December 2001, DealTime.com K.K. was sold to a third party for an aggregate purchase price of 18.9 million Yen (approximately $160). In connection therewith, the Company recorded a gain on disposal of a consolidated subsidiary of $8,990, which included the release of the liability recorded upon the issuance of the redeemable convertible preferred shares.

SHOPPING.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. Dollars in thousands (except share and per share data)

DealTime.com (Europe) B.V.

In June 2000, DealTime-Europe, a wholly owned subsidiary, completed a private placement in which it issued 49 shares of its common stock to Bertelsmann Nederland B.V. for aggregate proceeds of approximately $35,000. As a result of the private placement, the Company’s ownership of DealTime-Europe was diluted to 51%. Since DealTime-Europe was engaged in start-up activities, the Company’s gain arising from this private placement of $17.4 million was recorded as additional paid-in capital. In February 2001, the Company entered into a securities purchase and share exchange agreement with Bertelsmann Nederland B.V., a then major shareholder of the Company, pursuant to which the Company purchased the aforementioned 49 shares of DealTime-Europe held by Bertelsmann Nederland B.V. in exchange for the issuance of 3,941,441 Series E Convertible Preferred Shares of the Company. As a result, DealTime-Europe became a wholly owned subsidiary of the Company. The Company recorded its additional investment in DealTime-Europe based on DealTime-Europe’s book value as of that date, and the corresponding amount was credited to preferred shares and additional paid-in capital.

6.    Acquisitions

Epinions, Inc.

In April 2003, the Company completed the acquisition of Epinions, Inc. (“Epinions”), a Delaware corporation, pursuant to which the Company acquired all of the then outstanding shares of Epinions, Inc. in exchange for 10,972,748 Series G Preferred Shares, 6,171,510 Series H Preferred Shares and 10,803,587 Series I Preferred Shares and options to purchase 1,302,674 ordinary shares. The assets of Epinions, Inc. and its results of operations have been included in the consolidated financial statements since that date. Epinions is a consumer-generated review service. The merger integration enabled the Company to combine Epinions’ consumer-generated reviews and ratings with its own advanced search technology and easy-to-use shopping tools to help shoppers make smart buying decisions, thereby increasing the Company’s value proposition to consumers.

The Company has accounted for this acquisition using the purchase method of accounting, pursuant to Statement of Financial Accounting Standards No. 141, Business Combinations (“FAS 141”). The fair value of the assets acquired and assumed liabilities were as follows:

Assets acquired:
Cash	$10,305
Review content	860
Software technology	250
Corporate trade name	300
Other acquired assets	3,702
Goodwill	16,814

Total assets acquired	$32,231
Liabilities assumed	1,346

Net purchase price (including transaction costs of $385)	$30,885

The aggregate purchase price of $30,500, net of the capitalized transaction costs, reflects the mid-point of the valuation range of the aggregate preferred shares and stock options issued in the acquisition, as determined by management with the assistance of a third-party valuation firm, of which

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. Dollars in thousands (except share and per share data)

$165 represented the fair value of the stock options issued based on a Black-Scholes option pricing model. Since the exercise price of the stock options issued equaled the fair market value of the underlying ordinary shares on the date of grant, no deferred stock compensation was recorded in the allocation of the purchase price. The Company believes that none of the goodwill acquired in the acquisition will be deductible for tax purposes, since it was structured as a tax-free reorganization.

In accordance with FAS 141, the Company identified intangible assets, consisting of acquired review content, software technology and corporate trade name, the value of which were estimated with the assistance of a third-party valuation firm on the basis of the replacement cost and relief from royalties methods. These intangible assets are being amortized on a straight-line basis over their estimated useful lives of two years. The excess of the purchase price over the fair value of the identified net assets acquired has been allocated to goodwill, which is reviewed on an annual basis for impairment.

As of December 31, 2003, the gross amounts and accumulated amortization of identified intangible assets, which are included in other assets, were as follows:

	Gross Amount	Accumulated Amortization	Carrying Value
Review content	$860	$305	$555
Software technology	250	89	161
Corporate trade name	300	106	194

Total	$1,410	$500	$910

As of June 30, 2004, the gross amounts and accumulated amortization of identified intangible assets, which are included in other assets, were as follows:

	Gross Amount	Accumulated Amortization	Carrying Value
	(Unaudited)
Review content	$860	$520	$340
Software technology	250	151	99
Corporate trade name	300	182	118

Total	$1,410	$853	$557

Amortization expense related to identified intangible assets was $500 and $353 for the year ended December 31, 2003 and the six months ended June 30, 2004 (unaudited), respectively. Estimated annual amortization expense for the years ending December 31, 2004 and 2005 is shown below:

Six months ending December 31, 2004	$352
Year ending December 31, 2005	205

Total	$557

The following unaudited pro forma financial information for the years ended December 31, 2002 and 2003 and the six months ended June 30, 2003 assumes the acquisition of Epinions, Inc. occurred as of the beginning of the period, after giving effect to certain adjustments, principally the amortization of intangible assets. The pro forma results have been prepared for comparative purposes only and are

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. Dollars in thousands (except share and per share data)

not necessarily indicative of the results of operations that would have occurred or that may occur in the future had the acquisition been completed on such date.

	Year Ended December 31,		Six Months Ended June 30, 2003
	2002	2003
	(Unaudited)
Revenues	$37,174	$71,029	$28,976
Net (loss) income	(5,718)	7,968	4,850
Basic (loss) earnings per share	(1.39)	0.39	0.24
Diluted (loss) earnings per share	(1.39)	0.37	0.24

Digital Jones, Inc.

At January 1, 2001, the Company had a license agreement with Digital Jones, Inc., a California corporation (“Digital Jones”), pursuant to which Digital Jones provided the Company with an exclusive license to its interactive product guide technology in exchange for monthly payments of $275.

As of January 1, 2001, the Company had a call option to purchase 100% of the outstanding equity of Digital Jones. In February 2001, the Company exercised its call option to purchase all of the outstanding shares of Digital Jones in exchange for 905,720 ordinary shares of the Company. In addition, all outstanding stock options previously issued under the Digital Jones stock option plan were converted into stock options under the Company’s 1999 Omnibus Stock Option Plan and Restricted Stock Incentive Plan (see Note 11). The Company accounted for this acquisition using the purchase method of accounting. The excess of the purchase price over the fair value of the net tangible assets acquired was approximately $8,056 and was recorded as goodwill and other intangible assets, which were amortized on a straight-line basis over 18 months.

In June 2001, as part of the Company’s restructuring plan (see Note 12), the Company ceased marketing the interactive product guide technology and terminated substantially all of the former employees of Digital Jones. In connection therewith, the Company recorded an impairment charge of $6,377, reflecting the write-down of the value of the unamortized goodwill and other intangible assets.

7.    Other Payables and Accrued Expenses

Other payables and accrued expenses consisted of the following:

	December 31,		June 30, 2004
	2002	2003
			(Unaudited)
Customer deposits	$553	$899	$1,198
Accrued taxes	317	755	589
Accrued professional fees	149	342	618
Current portion of capital lease obligation	129	—	—
Accrued relocation expenses	—	221	68
Accrued capital expenditures	—	—	522
Other	269	463	686

Total	$1,417	$2,680	$3,681

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. Dollars in thousands (except share and per share data)

The Company leased equipment under various capital lease agreements which were fully paid for by December 31, 2003. There were no future minimum lease payments on capital leases as of December 31, 2003.

8.    Accrued Severance Liability

The Company’s liability for severance pay for its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. After completing one full year of employment, the Company’s Israeli employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of these severance pay funds and insurance policies was $421, $485 and $353 and is included in other assets as of December 31, 2002 and 2003 and June 30, 2004 (unaudited), respectively. Severance pay expenses for the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004 (unaudited) were approximately $1,166, $262, $248, $127 and $92 respectively.

9.    Line of Credit

The Company previously had a bank credit facility with Bank Hapoalim. Borrowings under this facility bore interest at an annual rate of LIBOR plus 1.5%. The credit facility was collateralized by a lien on all of the Company’s assets. During the year ended December 31, 2002, the Company repaid all outstanding borrowings and terminated this credit facility.

In connection with the Bank Hapoalim credit facility, the Company issued to the lender warrants to purchase Series D Preferred Shares. Under these warrants, the lender had the right to acquire up to 173,010 Series D Preferred Shares. The warrants were exercisable until January 3, 2003, and expired unexercised. The number of shares covered under the warrants and their exercise price were determined based on the total amounts borrowed under the line of credit. Accordingly, the Company measured the value of the warrants upon each change in the terms of the warrants. The Company recognized a charge of approximately $151 and $181 during the years ended December 31, 2001 and 2002, respectively, which is included as a component of interest expense, representing the value of the warrants over the term of the credit facility. These charges were computed based on the fair value of the warrants on the date of grant using a Black-Scholes pricing model and the following assumptions: average risk-free rate of 3.5%-5% volatility of 100%, expected dividends of 0% and contractual term of one year.

10.    Shareholders’ Equity

The Company’s authorized capital consists of 4,738,080 Series A Convertible Preferred Shares, NIS 0.01 par value (“Series A Shares”), 4,389,293 Series B Convertible Preferred Shares, NIS 0.01 par value (“Series B Shares”), 9,817,935 Series C Convertible Preferred Shares, NIS 0.01 par value (“Series C Shares”), 9,167,944 Series D Convertible Preferred Shares, NIS 0.01 par value (“Series D Shares”), 3,943,098 Series E Convertible Preferred Shares, NIS 0.01 par value (“Series E Shares”),

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. Dollars in thousands (except share and per share data)

3,000,000 Series F Convertible Preferred Shares, NIS 0.01 par value (“Series F Shares”), 10,972,748 Series G Convertible Preferred Shares, NIS 0.01 par value (“Series G Shares”), 6,171,510 Series H Convertible Preferred Shares, NIS 0.01 par value (“Series H Shares”), 10,803,587 Series I Convertible Preferred Shares, NIS 0.01 par value (“Series I Shares”) 27,947,845 Series J Convertible Preferred Shares, NIS 0.01 par value (“Series J Shares”) and 27,261,990 ordinary shares, NIS 0.01 par value (“Ordinary Shares”). The Series A Shares, Series B Shares, Series C Shares, Series D Shares, Series E Shares, Series F Shares, Series G Shares, Series H Shares, Series I Shares and Series J Shares are collectively referred to as the “Preferred Shares.”

As of December 31, 2002, Preferred Shares consist of:

	Number of Shares Authorized	Number of Shares Issued and Outstanding	Aggregate Liquidation Preference	Par Value
Series F Shares	3,000,000	3,000,000	$3,060	$6
Series E Shares	4,750,000	3,943,098	40,371	8
Series D Shares	10,200,000	8,940,867	64,591	22
Series C Shares	12,500,000	9,817,935	28,131	25
Series B Shares	4,457,150	4,314,293	3,020	11
Series A Shares	4,738,080	4,738,080	1,490	12

	39,645,230	34,754,273	$140,663	$84

As of December 31, 2003 and June 30, 2004 (unaudited), Preferred Shares consist of:

	Number of Shares Authorized	Number of Shares Issued and Outstanding	Aggregate Liquidation Preference	Par Value
Phase I Preference
Series F Shares	3,000,000	3,000,000	$3,060	$6
Series E Shares	3,943,098	3,943,098	40,283	8
Series D Shares	9,167,944	8,940,867	63,963	22
Series C Shares	9,817,935	9,817,935	27,795	25
Series B Shares	4,389,293	4,389,293	3,073	11
Series A Shares	4,738,080	4,738,080	2,331	12

Phase II Preference
Series I Shares	10,803,587	10,803,587	11,811	24
Series G Shares	10,972,748	10,972,748	8,126	24
Series H Shares	6,171,510	6,171,510	25,000	13
Series J Shares	27,947,845	—	31,594	—

	90,952,040	62,777,118	$217,036	$145

Conversion Rights

The Preferred Shares are convertible, at the option of the holder, into Ordinary Shares at any time after the date of issuance on a one-for-one basis, except that the Series E shares are convertible, at the option of the holder, into 1.184 Ordinary Shares for one Series E share. Notwithstanding the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. Dollars in thousands (except share and per share data)

above, a holder of Series G Shares may convert such shares into Ordinary Shares only to the extent that such conversion will not result in such holder (together with any affiliates of such holder) owning 10% or more of the outstanding voting power of the Company.

The Preferred Shares are automatically convertible into Ordinary Shares upon consummation of a Qualified IPO, as defined in the Company’s Articles of Association. In addition, the Series A Shares, Series B Shares, Series C Shares and Series F Shares will be automatically converted into Ordinary Shares upon the affirmative vote of at least 75% of the preferred shareholders of such series. The Series D Shares will be automatically converted into Ordinary Shares upon the affirmative vote of at least 80% of the holders of such series. The Series E Shares will be automatically converted into Ordinary Shares upon the affirmative vote of at least a majority of the holders of such series. The Series G Shares, Series H Shares and Series I Shares will be automatically converted into Ordinary Shares upon the affirmative vote of a majority of the holders of Series G Shares and Series H Shares and at least 65.5% of the holders of the Series I Shares, each voting as a separate series.

Upon the closing of a Liquidation Event or an Event of Deemed Liquidation, Holders of the Series G Shares, Series H Shares and Series I Shares may convert such shares into Series J Shares, on a one-for-one basis. Notwithstanding the above, a holder of Series G Shares may convert such shares into Series J Shares only to the extent that such conversion will not result in such holder (together with any affiliates of such holder) owning 10% or more of the outstanding voting power of the Company.

In May 2004, the Company’s board of directors approved an amendment to the articles of association, which modifies the conversion ratios of certain classes of Preferred Shares, as discussed in Note 18.

Voting Rights and Dividends

The Preferred Shares carry voting rights equal to one vote per share, on an as-converted basis, except that holders of the Series G Shares will only be entitled to the number of votes (with respect to their Series G Shares only) equal to the number obtained by multiplying the number of Ordinary Shares into which such Series G Shares could then be converted by 0.77741. Notwithstanding the above, after actual conversion of the Series G Shares into Ordinary Shares, each share of Ordinary Shares issued upon such conversion will be entitled to one vote per share. Holders of the Preferred Shares are entitled to receive dividends as and when dividends are declared on the Ordinary Shares, on an as-converted basis.

Under Israeli law, a company may declare dividend only out of retained earnings, or earnings over the two most recent fiscal years, whichever is higher, provided that the company reasonably believes that the dividend will not render it unable to meet its current or foreseeable obligations when due.

Liquidation Rights

In the event of a liquidation, dissolution or winding up of the Company (a “Liquidation Event”), the assets of the Company or proceeds from such Liquidation Event available for distribution will be distributed first among the holders of the Series A Shares, Series B Shares, Series C Shares, Series D Shares, Series E Shares and Series F Shares (collectively, the “Phase I Preferred”) and the holders of the Series G Shares, Series H Shares, Series I Shares and Series J Shares (collectively, the “Phase II

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. Dollars in thousands (except share and per share data)

Preferred”) before distribution to the holders of the Ordinary Shares. 65% of the proceeds (the “Phase I Preference”) will be distributed to the holders of the Phase I Preferred as follows: holders of the Series F Shares are entitled to receive, prior to any distribution to other holders of Phase I Preferred, an amount per share equal to $1.02 plus all declared but unpaid dividends thereon. Thereafter, holders of the Series D Shares and Series E Shares are entitled to receive, prior to any distribution to other holders of the Phase I Preferred and on a pari passu basis, an amount per share equal to $7.154 and $10.216, respectively, plus all declared but unpaid dividends thereon. Thereafter, the holders of Series C Shares are entitled to receive, prior to any distribution to other holders of Phase I Preferred, an amount per share equal to $2.831 plus all declared but unpaid dividends thereon. Thereafter, the holders of the Series A Shares and Series B Shares will be entitled to receive, on a pari passu basis, an amount per share equal to $0.492 and $0.70, respectively, plus all declared but unpaid dividends thereon.

35% of the proceeds (the “Phase II Preference”) will be distributed to the Phase II Preferred as follows: holders of the Series I Shares are entitled to receive, prior to any distribution to other holders of Phase II Preferred, an amount per share equal to $1.093 plus all declared but unpaid dividends thereon (the “Series I Preference Amount”). Thereafter, holders of the Series G Shares and Series H Shares are entitled to receive, prior to any distribution to other holders of the Phase II Preferred, and on a pari passu basis, an amount per share equal to $0.741 and $4.051, respectively, plus all declared but unpaid dividends thereon (the “Series G Preference Amount” and the “Series H Preference Amount,” respectively). Thereafter, holders of the Series J Shares are entitled to receive, prior to any distribution to holders of Ordinary Shares, an amount per share equal to the Series J Preference Amount plus all declared but unpaid dividends thereon. The Series J Preference Amount is obtained by dividing $31,594 plus the total Series G Preference Amount, Series H Preference Amount, and Series I Preference Amount to which the holders of Series G Shares, Series H Shares and Series I Shares that have converted into Series J Shares by the number of Series J Shares outstanding.

Thereafter, the remaining assets and funds of the Company legally available for distribution to the shareholders will be distributed to the holders of the Ordinary Shares on a pro-rata basis.

Trust Shares

During the year ended December 31, 2001, 128,023 unvested Ordinary Shares held by terminated employees reverted to the control of the Company. These Ordinary Shares were held in trust for the benefit of grantees under the Company’s stock option plan as required under Israeli corporate law. During 2001, 2002 and 2003, these Ordinary Shares were used to satisfy Ordinary Shares issuances and exercises of stock options. During the year ended December 31, 2003, an additional 2,409 unvested Ordinary Shares reverted to the Company’s control. During the six months ended June 30, 2004 (unaudited), an additional 8,082 unvested Ordinary Shares reverted to the Company’s control. As of December 31, 2003 and June 30, 2004 (unaudited), there were no remaining shares held in trust.

Series D Warrant

In connection with the issuance of the Series D Shares in February 2000, the Company issued a warrant to purchase an aggregate 227,077 Series D Shares to the placement agent, which expires in February 2005. The exercise price of the warrant is $5.78 per share.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. Dollars in thousands (except share and per share data)

11.    Stock Options

In January 1999, the Company adopted the 1999 Omnibus Stock Option and Restricted Stock Incentive Plan (the “1999 Plan”) pursuant to which stock options or restricted stock awards to purchase the Company’s Ordinary Shares may be granted to officers, employees, directors and consultants. In January 2003, the Company adopted the 2003 Omnibus Stock Option and Restricted Stock Incentive Plan (the “2003 Plan”), which amended and replaced the 1999 Plan. The 2003 Plan is administered by the compensation committee of the board of directors (the “Plan Administrator”).

The exercise price of incentive stock options granted under the 2003 Plan may not be less than the fair market value of the underlying shares (110% of the fair market value in the case of a 10% voting shareholder) at the grant date. The exercise price of nonqualified stock options granted under the 2003 Plan may not be less than 85% of the fair market value of the underlying shares at the grant date. Stock options granted under the 2003 Plan are exercisable for ten years from the date of grant (five years in the case of a 10% voting shareholder). Vesting schedules for stock options granted under the 2003 Plan are determined by the Plan Administrator on the date of grant, generally over a four-year period.

Restricted stock awards issued under the 2003 Plan provide that shares awarded may not be sold or otherwise transferred until restrictions established by the underlying agreements have elapsed. Upon termination of employment, shares upon which restrictions have not lapsed are deemed forfeited by the grantee and transferred to and reacquired by the Company.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. Dollars in thousands (except share and per share data)

The following table summarizes stock option and restricted share activity for the years ended December 31, 2001, 2002 and 2003 and six months ended June 30, 2004 (unaudited):

	Shares Available for Grant	Number of Shares	Average Exercise Price
Options outstanding at January 1, 2001	340,348	1,453,116	$1.08
Additional shares reserved	250,000	—	—
Granted	(829,826)	829,826	12.00
Issued in connection with acquisition of Digital Jones	(98,361)	98,361	2.20
Exercised	—	(52,846)	(1.04)
Forfeited	525,843	(525,843)	(9.16)

Options outstanding at December 31, 2001	188,004	1,802,614	1.08
Additional shares reserved	625,000	—	—
Granted	(536,100)	536,100	5.32
Exercised	—	(37,327)	(1.12)
Expired	14,593	(14,593)	(9.56)
Forfeited	122,397	(122,397)

Options outstanding at December 31, 2002	413,894	2,164,397	7.20
Additional shares reserved	2,692,906	—	—
Granted	(1,385,506)	1,385,506	1.76
Issued in connection with acquisition of Epinions	(1,302,674)	1,302,674	1.00
Restricted shares issued	(947,423)	—	—
Consultant shares issued	(2,150)	—	—
Exercised	—	(142,713)	(0.96)
Cancelled	1,136,951	(1,136,951)	(5.00)
Restricted shares forfeited	2,409	—	—
Forfeited	133,798	(133,798)	(3.52)

Options outstanding at December 31, 2003	742,205	3,439,115	1.88
Granted (unaudited)	(683,450)	683,450	6.00
Exercised (unaudited)	—	(731,939)	(1.11)
Restricted shares forfeited (unaudited)	8,082	—	—
Forfeited (unaudited)	251,832	(251,832)	(4.28)

Options outstanding at June 30, 2004 (unaudited)	318,669	3,138,794	$2.56

The following table summarizes information about stock options outstanding under the 2003 Plan as of December 31, 2003:

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding at December 31, 2003	Weighted-Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number Exercisable at December 31, 2003	Weighted- Average Exercise Price
$0.24-$0.80	251,518	5.04	$0.24	251,518	$0.24
$1.00-$2.00	2,209,696	9.41	1.00	1,106,266	1.00
$3.00-$4.00	491,713	9.43	3.44	59,963	3.04
$5.00	486,188	8.21	5.00	266,404	5.00

	3,439,115	8.93	$1.88	1,684,151	$1.60

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. Dollars in thousands (except share and per share data)

The weighted average fair value of the stock options granted during the years ended December 31, 2001, 2002 and 2003 was $8.84, $4.13 and $2.09, respectively, as of the grant date.

For financial reporting purposes, the Company has determined that the estimated value of the ordinary shares determined in anticipation of the Company’s initial public offering was in excess of the exercise price, which was deemed to be fair market value as of the dates of grant. In connection with such grants, the Company recorded deferred stock compensation of $3,041 and $7,966 during the year ended December 31, 2003 and the six months ended June 30, 2004 (unaudited), respectively. For the year ended December 31, 2003 and the six months ended June 30, 2004 (unaudited), the amortization of this non-cash deferred stock compensation was $118 and $975, respectively.

In March 2002, the Company’s board of directors approved the repricing of 1,245,463 outstanding stock options with strike prices in excess of $5.00 to a strike price of $5.00. As a result of such repricing, and in accordance with FIN 44, the Company treated all repriced options as variable grants, which required the Company to record the difference in the intrinsic value of the options for each period in the Statements of Operations. No such charge was recorded as of December 31, 2002 since, in management’s opinion, there was no increase in the value of the underlying Ordinary Shares since the repricing date.

In August 2003, the Company offered employees who held stock options that had been repriced as discussed above, the opportunity to exchange such stock options for restricted ordinary shares based on an exchange ratio of one restricted share for every 1.2 stock options. In connection with this offer, the Company cancelled options to purchase an aggregate of 1,136,951 shares and issued an aggregate of 947,423 restricted ordinary shares, which are subject to vesting based on the original vesting schedules of the cancelled options. As of December 31, 2003, there remained options to purchase 10,520 Ordinary Shares that were subject to the repricing that were not exchanged for restricted shares. These options will continue to be subject to variable accounting treatment until they are exercised, forfeited or expire. As of June 30, 2004 (unaudited), 10,120 of these stock options remained outstanding. In accordance with FIN 44, 189,528 ordinary shares, representing the excess of the number of ordinary shares underlying the cancelled stock options over the replacement restricted shares issued, are subject to variable accounting if replacement stock options are awarded during the six months prior or subsequent to the cancellation. As of December 31, 2003, 170,374 stock options were issued that were subject to such variable treatment. As of June 30, 2004 (unaudited), 170,625 stock options were issued that were subject to such variable treatment.

As of December 31, 2003, the Company measured the deferred stock compensation charge relating to the issuance of the restricted shares at $1,857, based on the difference between the fair market value of the restricted shares on the grant date and the consideration paid by the employees, which will be recorded as an expense over the vesting period. During the year ended December 31, 2003, the Company recorded $1,480 of non-cash compensation expense relating to the vesting of such restricted shares. During the six months ended June 30, 2004 (unaudited), the Company recorded $179 of non-cash compensation expense relating to the vesting of such restricted shares.

As of December 31, 2003 and June 30, 2004 (unaudited), the Company had 180,894 and 180,745 outstanding stock options, respectively, that were subject to variable accounting as provided for in FIN 44. During the year ended December 31, 2003 and the six months ended June 30, 2004 (unaudited), the Company recorded a deferred stock compensation charge of $1,402 and $1,985, respectively, to record the difference in the exercise price of the options and the deemed fair market

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. Dollars in thousands (except share and per share data)

value of the underlying ordinary shares relating to such stock options, of which approximately $897 and $844, respectively, was amortized as stock compensation expense. These options will continue to be subject to variable accounting treatment until they are exercised, forfeited or expire.

During the six months ended June 30, 2004 (unaudited), the Company accelerated the vesting of 22,500 stock options that were issued to an employee who passed away and extended the exercise period of 261 stock options that were issued to a former employee. In connection therewith, the Company recorded stock-based compensation of $350 based on the difference between the deemed fair value of the underlying ordinary shares and the exercise price as of the date of acceleration.

During the six months ended June 30, 2004 (unaudited), the Company issued 1,250 stock options to a consultant. In connection therewith, the Company recognized stock-based compensation of $10.

Employee Stock Purchase Plan

In May 2000, the Company’s board of directors approved the adoption of the 2000 Employee Stock Purchase Plan (the “2000 ESPP”). The 2000 ESPP was approved by the Company’s shareholders in May 2000 and was contingent upon the closing of an initial public offering. No shares were ever issued under the 2000 ESPP. This 2000 ESPP was replaced by the 2004 Employee Stock Purchase Plan which was approved by the Company’s board of directors in February 2004, as discussed in Note 18.

12.    Restructuring and Other Charges

During 2001, the Company recorded a restructuring charge, including related asset write-downs, of $8,993. The restructuring initiatives impacted all of the Company’s offices and included the closing of the Company’s offices in Germany and Japan as well as its former California office representing the former Digital Jones (see Note 6) in addition to general workforce reductions in the Company’s other offices. These actions resulted in an aggregate workforce reduction of over 200 employees affecting all functional areas of the Company. All amounts accrued in this restructuring charge were recorded and paid during the year ended December 31, 2001.

The restructuring charge for 2001 is comprised of the following:

Employee severance and other termination benefits	$951
Extension of term of employee stock options	528
Lease termination costs	1,034
Write-down of long lived assets	6,377
Other	103

Total	$8,993

As a result of its decision to abandon the interactive product guide technology that was acquired in the acquisition of Digital Jones (see Note 6), and since it found no alternative use for the intangible assets acquired in that acquisition, the Company recorded an impairment charge of approximately $6.4 million representing the carrying value (book value) of the acquired long lived assets that arose in the acquisition of Digital Jones.

SHOPPING.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. Dollars in thousands (except share and per share data)

In March 2000, the Company filed a registration statement on Form S-1 with the Securities and Exchange Commission for the initial public offering of its shares, which was amended in December 2000. During 2001, the Company withdrew its registration statement due to market conditions and other considerations. Costs and expenses incurred in connection with the abandoned public offering aggregated approximately $524 and have been included as a component of restructuring and other charges for the year ended December 31, 2001.

In September 2003, the Company announced that it was relocating its global headquarters to Brisbane, California. In connection therewith and in accordance with Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“FAS 146”), the Company recorded a charge of $1,019. The plan included the planned termination of 29 employees, of which 15 were in research and development, 12 were in sales and marketing and 2 were in general and administrative functions. The plan principally impacted the Company’s New York and Israel offices.

The restructuring charge for 2003 is comprised of the following:

Employee severance and other termination benefits	$343
Relocation costs	676

Total	$1,019

In addition to the above expenses, the Company anticipates that it will incur an additional $47 during 2004 consisting of additional severance benefits that will be paid to employees who continue their employment during a transition period. These costs are being amortized over the period of continued employment as provided for in FAS 146.

The following is a reconciliation of the remaining accrued liability as of December 31, 2003, which is expected to be paid during 2004:

	Employee Severance and Other Termination Benefits	Relocation Costs	Total
Beginning balance	$—	$—	$—
Add: restructuring and relocation costs incurred	343	676	1,019
Less: Amount paid during the year ended December 31, 2003	(230)	(455)	(685)

Ending balance	$113	$221	$334

The charge related to the 2003 restructuring plan described above recorded during the six months ended June 30, 2004 (unaudited) is comprised of the following:

Employee severance and other termination benefits	$91
Relocation costs	526

Total	$617

SHOPPING.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. Dollars in thousands (except share and per share data)

The following is a reconciliation of the remaining accrued liability as of June 30, 2004 (unaudited):

	Employee Severance and Other Termination Benefits	Relocation Costs	Total
Beginning balance	$113	$221	$334
Add: restructuring and relocation costs incurred	91	526	617
Less: Amount paid during the six months ended June 30, 2004	(204)	(679)	(883)

Ending Balance	$—	$68	$68

13.    Income Taxes

Deferred tax assets are comprised of the following:

	December 31,
	2002	2003
Net operating loss carryforwards	$16,675	$29,373
Depreciation and other	102	1,181
Reserves	—	579
Credits	—	515
Capitalized start-up costs	—	373

Gross deferred tax assets	16,777	32,021
Deferred tax liability	—	(347)
Less: valuation allowance	(16,777)	(31,674)

Net deferred tax asset	$—	$—

FAS 109 requires that a valuation allowance be recorded when it is more likely than not that deferred tax assets will not be realized. FAS 109 also provides that deferred tax assets arising from net operating loss carryforwards must be valued based on the statutory tax rate that is in effect in the period that the tax losses reverse or will be utilized. Since, as noted below, the Company has qualified as an Approved Enterprise in Israel, the statutory tax rate at which its Israeli tax losses reverse is 0%. Since the Company has incurred net losses and future income is uncertain, the Company recorded a full valuation allowance against its deferred tax assets as of December 31, 2002 and 2003.

In accordance with FAS 109, deferred tax assets of approximately $13.5 million were recorded during 2003 in connection with the acquisition of Epinions, Inc. The Company has recorded a full valuation allowance against these deferred tax assets. A portion of the valuation allowance will be released to the extent that the realization of the deferred tax assets becomes more likely than not. Any such release will be recorded as an increase in goodwill and will not be recorded in the Statements of Operations.

SHOPPING.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. Dollars in thousands (except share and per share data)

The provision for income taxes is comprised of the following:

	Year Ended December 31,
	2001	2002	2003
Current:
Federal	$—	$—	$100
State	—	—	50
Foreign	—	—	8

Total current	—	—	158
Deferred:
Federal	—	—	—
State	—	—	—
Foreign	—	—	—

Total deferred	—	—	—

Provision for income taxes	$—	$—	$158

As of December 31, 2003, the Company had combined net operating loss carryforwards of approximately $70 million for federal and $71 million for state tax purposes. If not utilized, these carryforwards will begin to expire in 2019 for federal purposes and 2006 for state purposes. The Company has research credit carryforwards of approximately $413 and $50 for federal and state income tax purposes, respectively. If not utilized, the federal credits carryforward will expire in various amounts beginning in 2019. The California credits can be carried forward indefinitely.

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In the event the Company has had a change of ownership, utilization of the carryforwards is restricted. Prior to December 31, 2002, the Company experienced ownership changes as defined in Section 382 of the Internal Revenue Code (the “IRC”) that limited approximately $31.7 million of net operating loss carryforwards to an annual limitation of approximately $2.9 million.

In addition, due to the Company’s acquisition of Epinions, Inc. in April 2003, the Company has available pre-ownership change federal net operating loss carryforwards of approximately $28 million, which expire beginning in 2019. The Epinions Section 382 pre-ownership change net operating loss carryforwards are subject to an annual limitation of approximately $2.3 million in the first five years after the acquisition and $1.4 million for subsequent years.

The Company’s pre-ownership change federal and state research credit carryforwards are also subject to an annual limitation as defined in Section 383 of the Internal Revenue Code. The annual limitation, however, exceeds the total amount of research credit carryforwards.

As of December 31, 2003, the Company had generated Israeli net operating loss carryforwards of approximately $49.8 million, which do not expire. As of December 31, 2003, the Company had generated net operating loss carryforwards of approximately $3.1 million and $4.3 million in the U.K. and Germany, respectively.

SHOPPING.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. Dollars in thousands (except share and per share data)

The Company has received approval as an Approved Enterprise in Israel under the Law for the Encouragement of Capital Investments, 1959, for one of the Company’s investment programs and is therefore eligible for Israeli tax benefits. Pursuant to these benefits, the Company may enjoy a tax exemption from Israeli taxes on income derived during the first two years in which each investment program produces taxable income, subject to certain timing restrictions, provided that it does not distribute such income as a dividend. In addition, the Company will enjoy a reduced tax rate of 10% to 25% for the next five to eight years.

The period of tax benefits detailed above is subject to limits of the earlier of 12 years from the commencement of production, or 14 years from receiving the approval. The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the law and the regulations published thereunder, and the instruments of approval for the specific investments in Approved Enterprises. If the Company fails to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

Should the Company derive income in Israel from sources other than the Approved Enterprise during the period of benefits, such income will be taxable at regular Israeli corporate tax rate of 36%.

14.    Supplemental Cash Flow Information

Acquisition of a subsidiary consolidated for the first time

December 31, 2001
Assets and liabilities of the subsidiary at the acquisition date:
Working capital	$411
Fixed assets	(175)
Goodwill arising on acquisition	(8,056)
Non-cash purchase consideration	7,594

Total	$(226)

December 31, 2003
Assets and liabilities of the subsidiary at the acquisition date:
Working capital (excluding cash and cash equivalents)	$(395)
Fixed assets	(544)
Restricted cash	(1,417)
Goodwill arising on acquisition	(16,814)
Identified intangible assets	(1,410)
Non-cash purchase consideration	30,500

Total	$9,920

SHOPPING.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. Dollars in thousands (except share and per share data)

Proceeds from disposal of DealTime.com K.K.

December 31, 2001
Assets and liabilities of the subsidiary at the disposal date:
Working capital (excluding cash and cash equivalents)	$(416)
Fixed assets	9
Other assets	204
Lease liabilities	(72)
Capital gain from the sale of the subsidiary	8,997
Minority interest	17
Redeemable preferred shares	(8,989)

Total	$(250)

Conversion of note payable

In January 2001, the Company issued 1,674,906 ordinary shares in exchange for an outstanding note payable of $59,500.

Equipment acquired under capital lease

During 2002, the Company acquired equipment under capital leases in the amount of $353.

15.    Commitments and Contingencies

Leases

The Company leases office and equipment under noncancelable operating leases with various expiration dates through 2009. Net rent expense for the year ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004 (unaudited) amounted to approximately $1,611, $951, $897, $393 and $534, respectively. Future minimum lease payments under noncancelable leases at December 31, 2003 were as follows:

Years ending December 31,
2004	$1,166
2005	733
2006	636
2007	646
2008	661
Thereafter	676

Total minimum lease payments	$4,518

Contingencies

The Company is involved from time to time in routine legal matters in the course of its business. Although the ultimate outcome of these matters is not presently determinable, management believes that the resolution of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity. Accordingly, no provision with regard to these matters has been recorded in the Company’s financial statements.

SHOPPING.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. Dollars in thousands (except share and per share data)

Indemnifications

The Company enters into various indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company typically indemnifies, holds harmless and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally its business partners or customers, in connection with (among other things) any patent, copyright or other intellectual property infringement claim by any third party with respect to the Company’s service offering. The term of these indemnification agreements is generally perpetual any time after execution of the agreement, subject to applicable statutes of limitations. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unspecified. To date, the Company has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements.

The Company also, in accordance with its Articles of Association, indemnifies certain officers and employees for certain events or occurrences, subject to certain limits, while the officer or employee is or was serving at its request in such capacity. The term of the indemnification period is indefinite. The maximum amount of potential future indemnification is unspecified. The Company has no reason to believe that there is any material liability for actions, events or occurrences that have occurred to date.

16.    Geographic Segment Information

The Company has determined that it has a single operating segment. The Company’s chief operating decision maker, its chief executive officer, reviews financial information and makes resource allocation decision on a combined basis. The Company’s operating segment is designing, developing, selling and marketing its comparison shopping service. As such, no operating segments have been aggregated. The Company maintains development operations in the United States and Israel. The Company’s sales and marketing operations are maintained in the United States and Europe. The Company attributes geographic revenues based on the entity that records the revenue.

Geographic information for the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004 (unaudited) and as of December 31, 2002 and 2003 and June 30, 2004 (unaudited) are as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(Unaudited)
Net revenues:
United States	$11,407	$26,485	$59,634	$22,623	$36,122
Europe	1,225	2,570	7,405	2,363	6,215
Japan	66	—	—	—	—

	$12,698	$29,055	$67,039	$24,986	$42,337

Long-lived assets:
United States		$1,874	$2,848		$5,448
Israel		853	321		299
Europe		82	84		61

		$2,809	$3,253		$5,808

SHOPPING.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. Dollars in thousands (except share and per share data)

17.    Defined Contribution Plan

The Company maintains a defined contribution plan in the United States, which qualifies as a tax deferred savings plan under Section 401(k) of the IRC. Eligible U.S. employees may contribute a percentage of their pretax salaries, subject to certain IRC limitations. The plan provides for employer matching contributions to be made at the discretion of the board of directors. No employer matching contributions were made during the years ended December 31, 2001, 2002 and 2003. During the six months ended June 30, 2004 (unaudited), the Company made matching contributions of $118.

18.    Subsequent Events

Stock Split

The Company’s board of directors and shareholders approved in May 2004 and June 2004, respectively, a reverse stock split of 1-for-4 Ordinary Shares. All share, per share and stock option data information in the accompanying consolidated financial statements has been retroactively restated for all periods to reflect the reverse stock split.

2004 Equity Incentive Plan

In February 2004, the Company’s board of directors adopted and in June 2004, the Company’s shareholders approved, the 2004 Equity Incentive Plan (the “2004 Plan”). The 2004 Plan will become effective upon the consummation of the Company’s initial public offering and will serve as the successor to the Company’s 2003 Plan. The 2004 Plan authorizes the award of incentive and nonqualified stock options, stock appreciation rights, restricted stock grants, restricted stock units and stock bonuses. The 2004 Plan will be administered by the compensation committee of the board of directors (the “Plan Administrator”).

In the event of a liquidation, dissolution or change in control transaction, except for options granted to non-employee directors, the options may be assumed or substituted by the successor company. Options that are not assumed or substituted will expire on the transaction at the time and on the conditions that the Plan Administrator determines. Options granted to non-employee directors accelerate in full upon a liquidation, dissolution or change in control transaction.

The Company has reserved 3,000,000 shares for issuance under the 2004 Plan. The number of Ordinary Shares reserved for issuance under the 2004 Plan will be increased by:

•	the number of Ordinary Shares reserved under the 2003 Plan that are not subject to outstanding grants on the date of the Company’s initial public offering;

•	the number of Ordinary Shares issued under the 2003 Plan that the Company repurchases at the original purchase price; and

•	the number of Ordinary Shares issuable upon exercise of options granted under the 2003 Plan that expire or become unexercisable at any time after the Company’s initial public offering without having been exercised in full.

In addition, under the terms of the 2004 Plan, the number of Ordinary Shares reserved for issuance under the plan will increase automatically on January 1 of each year starting in 2006 by the

SHOPPING.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. Dollars in thousands (except share and per share data)

lesser of an amount determined by the board of directors or the compensation committee or 4% of the total outstanding Ordinary Shares as of the immediately preceding December 31.

During any calendar year, no person will be eligible to receive more than 250,000 Ordinary Shares, or 750,000 Ordinary Shares in the case of a new employee, under the 2004 Plan. The 2004 Plan will terminate in 2014, unless terminated earlier by the Company’s board of directors.

Employee Stock Purchase Plan

In February 2004, the Company’s board of directors adopted, and in June 2004, the Company’s shareholders approved, the 2004 Employee Stock Purchase Plan (the “2004 ESPP”). The 2004 ESPP will become effective upon the consummation of the Company’s initial public offering. Upon consummation of the Company’s initial public offering, the Company will reserve 300,000 Ordinary Shares for issuance under the 2004 ESPP. The 2004 ESPP will permit each eligible employee, as defined, to purchase ordinary shares of the Company through payroll deductions, provided that the aggregate amount of each employee’s payroll deductions does not exceed 15% of his cash compensation. The 2004 ESPP will be administered by the Compensation Committee of the board of directors in accordance with the terms of the 2004 ESPP.

The number of shares reserved for issuance under the 2004 ESPP will increase automatically on January 1 of each year, starting in 2006 and ending with 2015, by an amount equal to the lesser of: 750,000 or 1% of our total outstanding Ordinary Shares as of the immediately preceding December 31. The Company’s board of directors or compensation committee may reduce the amount of the increase in any particular year. The 2004 ESPP will terminate when all shares reserved for sale have been sold, unless terminated earlier by the Company’s board of directors.

Revised Articles of Association

In May 2004, the Company’s board of directors adopted, and in June 2004, the Company’s shareholders approved, revisions to its articles of association that amend (i) the definition of a Qualified IPO to be an initial public offering of the Company’s Ordinary Shares that raises net proceeds for the Company of a minimum of $30 million and (ii) the conversion ratios of certain classes of Preferred Shares, such that holders of the Series A Shares, Series B Shares, Series C Shares and Series F Shares will have the right at any time to convert such shares to Ordinary Shares on a 0.25-to-1 basis, holders of Series D Shares will have the right at any time to convert such shares to Ordinary Shares at the rate of 0.30943 Ordinary Shares for each Series D Share, holders of Series E Shares will have the right at any time to convert such shares to Ordinary Shares at the rate of 0.34053 Ordinary Shares for each Series E Share, and the holders of Series G, H and I Preferred Shares will have the right at any time to convert such shares to Ordinary Shares at the rate of 0.25985 Ordinary Shares for each such Preferred Share (“Conversion Scenario I”). Any outstanding Preferred Shares will be automatically converted into Ordinary Shares at the conversion ratio then in effect contemporaneously with the consummation by the Company of a Qualified IPO; provided, however, that if the price per share in the Qualified IPO (the “IPO Price”) is less than $16.00, the conversion rate of the Series D Preferred shares shall be equal to 0.30943 multiplied by the ratio obtained by dividing $16.00 by the IPO Price (the “Adjustment Ratio”), the conversion rate of the Series E Preferred shares shall be equal to 0.34053 multiplied by the Adjustment Ratio and the conversion rates of the Series G, H and I Preferred shares shall be adjusted so that such Preferred Shares shall convert into such number of Ordinary

SHOPPING.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. Dollars in thousands (except share and per share data)

Shares so as to maintain the percentage ownership by the holders of Series G, H and I Preferred Shares in the Company on a Fully-Diluted As Converted basis (and before taking into account any shares offered by the Company in the IPO) as such holders would have received under Conversion Scenario I. “Fully-Diluted As Converted” means the Ordinary Shares outstanding as of immediately prior to the IPO, including the Ordinary Shares issued upon conversion of the Series A, B, C, D, E, F, G, H and I Preferred Shares, plus the Ordinary Shares issuable upon exercise of outstanding warrants and options outstanding or available for issuance under the Company’s employee stock option plan as of immediately prior to the Qualified IPO. The modification of the conversion ratios represented by this amendment will be treated as an induced conversion of the Preferred Shares and, as a result, the Company will record a deemed dividend of $16.7 million upon the closing of its initial public offering based on an assumed initial public offering price of $17.00 per share $10.5 million of which has been recorded during the six months ended June 30, 2004. The amount of the deemed dividend will vary at other initial public offering prices.

Upon the completion of the initial public offering, the Company’s authorized capital will consist of 125,000,000 Ordinary Shares, NIS 0.01 par value per share.

Contingencies

In May and June 2004 the Company was notified that a group of former holders of Epinions, Inc. common stock claims that it was damaged by alleged misrepresentations and failures to disclose material information, as well as breaches of fiduciary duty, in connection with the Company’s April 2003 acquisition of Epinions, Inc. The acquisition was consummated following a fairness hearing before the California Department of Corporations and approvals by substantial majorities of the Epinions common stockholders and each series of Epinions preferred stockholders. That acquisition resulted in holders of Epinions preferred stock receiving shares of the Company’s preferred stock and certain Epinions employees being hired and given options by the Company, while the Epinions common stock was cancelled without consideration. The Company has been notified that the group of former Epinions stockholders claims to have suffered damages of over $30 million and that such former stockholders claim to be entitled to between 1.8 million and 2.4 million of the Company’s Ordinary Shares. The letters further state that the former stockholders may seek to recover punitive damages, or to impose a constructive trust on misappropriated property and possibly other remedies, such as rescission and restitution. If these former Epinions stockholders file a claim relating to their alleged damages, they may make additional demands. Should this claim result in litigation, the Company intends to defend itself vigorously.

After the initial filing of the registration statement for the Company’s initial public offering, the conversion ratios of the Company’s Series D and Series E Shares were changed. The largest holder of Series D Shares and the principal holder of Series E Shares offered to release the Company from its agreement not to consummate an initial public offering at a price per share below $16.00 without the consent of those two holders, if the Company and the shareholders agreed to modify the conversion ratios of the Series D and Series E Shares to cause the issuance of more Ordinary Shares to all holders of those series of preferred shares upon their automatic conversion in the Company’s initial public offering at prices below $16.00 per share. That amendment was implemented with the approval of the Company’s board of directors and shareholders. If that amendment constituted an offer and sale of securities in violation of the federal and state securities laws, the holders of Series D and Series E Shares may have rights to bring claims against the Company for rescission rights or damages. The

SHOPPING.COM LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. Dollars in thousands (except share and per share data)

value of the consideration surrendered by the shareholders in exchange, and therefore the magnitude of any related claim for rescission or damages, is uncertain. One measure of rescission or damages is the value of the consideration surrendered by former holders of Series D or Series E Shares; assuming that value is equivalent to the value of the additional ordinary shares ultimately issued as a result of the amendment, the Company estimates that value would be up to approximately $8.2 million plus interest (assuming a $14.00 per share initial public offering price). However, the Company cannot offer any assurance that the extent of its exposure to claims would be limited to this amount, or calculated according to these assumptions. Accordingly, the Company has not recorded any provision with regard to these potential claims.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Epinions, Inc.:

In our opinion, the accompanying balance sheets and related statements of operations, convertible preferred stock and stockholders’ equity, and of cash flows present fairly, in all material respects, the financial position of Epinions, Inc. at December 31, 2001 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

March 27, 2003, except for Note 10

    as to which the date is August 31, 2004

EPINIONS, INC.

BALANCE SHEETS

(in thousands, except per share amounts)

	December 31,		March 31, 2003
	2001	2002
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$7,550	$8,008	$10,301
Accounts receivable, net of allowance for doubtful accounts of nil, $145 and $206, respectively	936	2,267	1,389
Prepaid expenses and other current assets	72	115	111

Total current assets	8,558	10,390	11,801
Property and equipment, net	2,643	943	635
Restricted cash	1,417	1,417	1,417

Total assets	$12,618	$12,750	$13,853

Liabilities, Convertible Preferred Stock and Stockholders’ Equity
Current liabilities:
Accounts payable	$342	$676	$689
Accrued liabilities	792	497	519

Total current liabilities	1,134	1,173	1,208

Commitments and contingencies (Notes 3 and 5)

Convertible preferred stock and stockholders’ equity:
Convertible preferred stock: $0.0005 par value;
Series C: 20,322 shares authorized; and 16,001 shares issued and outstanding at December 31, 2001, 2002 and March 31, 2003	11,749	11,749	11,749
Series A: 16,252 shares authorized; and 16,252 shares issued and outstanding at December 31, 2001, 2002 and March 31, 2003	8,099	8,099	8,099
Series B: 9,141 shares authorized; and 9,141 shares issued and outstanding at December 31, 2001, 2002 and March 31, 2003	24,968	24,968	24,968
Common stock: $0.0005 par value; 72,281 shares authorized, and 20,468, 20,245 and 20,245 shares issued and outstanding at December 31, 2001, 2002 and March 31, 2003, respectively	12	12	12
Additional paid-in capital	495	519	519
Accumulated deficit	(33,839)	(33,770)	(32,702)

Total convertible preferred stock and stockholders’ equity	11,484	11,577	12,645

Total liabilities, convertible preferred stock and stockholders’ equity	$12,618	$12,750	$13,853

The accompanying notes are an integral part of these financial statements.

EPINIONS, INC.

STATEMENT OF OPERATIONS

(in thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2001	2002	2002	2003
			(Unaudited)
Net revenues	$3,394	$8,119	$1,264	$3,413
Cost of revenues	598	292	151	87

Gross profit	2,796	7,827	1,113	3,326

Operating expenses:
Product development	6,201	4,092	992	1,092
Sales and marketing	2,743	2,742	658	775
General and administrative	1,184	1,053	230	434

Total operating expenses	10,128	7,887	1,880	2,301

(Loss) income from operations	(7,332)	(60)	(767)	1,025
Interest income	324	118	31	43
(Loss) gain on disposal of fixed assets	(322)	11	11	—

Net (loss) income	$(7,330)	$69	$(725)	$1,068

The accompanying notes are an integral part of these financial statements.

EPINIONS, INC.

STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

Years Ended December 31, 2001 and 2002 and Three Months Ended March 31, 2003 (Unaudited)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
	(In thousands)
Balance at January 1, 2001	25,393	$33,067	22,414	$13	$733	$(26,509)	$7,304
Issuance of Series C convertible preferred stock, net of issuance costs of $62	16,001	11,749	—	—	—	—	11,749
Exercise of common stock options	—	—	34	—	8	—	8
Repurchase of common stock	—	—	(1,980)	(1)	(246)	—	(247)
Net loss	—	—	—	—	—	(7,330)	(7,330)

Balance at December 31, 2001	41,394	44,816	20,468	12	495	(33,839)	11,484
Exercise of common stock options	—	—	1	—	—	—	—
Repurchase of common stock	—	—	(224)	—	(18)	—	(18)
Compensation charge for stock warrants	—	—	—	—	42	—	42
Net income	—	—	—	—	—	69	69

Balance at December 31, 2002	41,394	44,816	20,245	12	519	(33,770)	11,577
Net income (Unaudited)	—	—	—	—	—	1,068	1,068

Balance at March 31, 2003 (Unaudited)	41,394	$44,816	20,245	$12	$519	$(32,702)	$12,645

The accompanying notes are an integral part of these financial statements.

EPINIONS, INC.

STATEMENT OF CASH FLOWS

(in thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2001	2002	2002	2003
			(Unaudited)
Cash flows from operating activities:
Net (loss) income	$(7,330)	$69	$(725)	$1,068
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	2,036	1,830	469	342
Stock-based compensation	—	69	—	—
Loss (gain) on disposal of fixed assets	322	(11)	(11)	—
Changes in assets and liabilities:
Accounts receivable	(239)	(1,331)	94	878
Prepaid expenses and other current assets	105	(43)	(32)	4
Accounts payable	(526)	334	(89)	13
Accrued liabilities	(677)	(295)	(65)	22

Net cash (used in) provided by operating activities	(6,309)	622	(359)	2,327

Cash flows from investing activities:
Purchases of property and equipment	(561)	(119)	(14)	(34)

Net cash used in investing activities	(561)	(119)	(14)	(34)

Cash flows from financing activities:
Proceeds from issuance of convertible preferred stock, net of issuance costs	11,749	—	—	—
Proceeds from issuance of common stock	8	—	—	—
Repurchase of common stock	(247)	(45)	(8)	—

Net cash provided by (used in) financing activities	11,510	(45)	(8)	—

Net increase (decrease) in cash and cash equivalents	4,640	458	(381)	2,293
Cash and cash equivalents at beginning of year	2,910	7,550	7,550	8,008

Cash and cash equivalents at end of year	$7,550	$8,008	$7,169	$10,301

Supplemental noncash financing activity:
Repurchase of common stock above fair market value	$—	$27	$—	$—

The accompanying notes are an integral part of these financial statements.

EPINIONS, INC.

NOTES TO FINANCIAL STATEMENTS

1.    Business of the Company and Summary of Significant Accounting Policies

The Company

Epinions, Inc. (“the Company”), a Delaware corporation, commenced its operations on April 29, 1999. The Company uses internally-developed technology to deliver advice, ratings and reviews written by members of the Epinions community in order to help people make the right buying decisions.

Unaudited quarterly financial information

The accompanying balance sheet as of March 31, 2003 and the statements of operations, stockholders’ equity and of cash flows for the three months ended March 31, 2002 and 2003 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of March 31, 2003 and results of operations and cash flows for the three months ended March 31, 2002 and 2003. The financial data and other information disclosed in the notes to the financial statements related to the three month periods are unaudited. The results for the three months ended March 31, 2003 are not necessarily indicative of the results to be expected for the year ending December 31, 2003 or for any other interim period or for any other future year.

Revenue recognition

The Company’s revenues are primarily derived from charging a fee for click-through transactions generated by the users who click on links from the Company’s website to its merchant partners. Revenues from the click-throughs transactions are recognized by the Company as they are earned provided that no significant Company obligations remain and collection of the resulting receivable is reasonably assured. Otherwise, revenue is recognized upon receipt of payment from the merchant partners.

The Company also earns revenue from the sale of banner advertising. To date, the duration of the Company’s banner advertising commitments has ranged from one month to three months. Advertising revenues on both banner and sponsorship contracts are recognized as “impressions,” or times that an advertisement appears in pages viewed by users of the Company’s websites, are delivered. Furthermore, advertising revenue is recognized provided that no significant Company obligations remain and collection of the resulting receivable is reasonably assured.

In all cases, revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectibility of the resulting receivable is reasonably assured.

Deferred revenue primarily comprises of payments received in advance of revenue recognition.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

EPINIONS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Cash and cash equivalents

The Company considers all highly liquid investments purchased with original or remaining maturities of three months or less to be cash equivalents. At December 31, 2001 and 2002 and March 31, 2003, cash and cash equivalents consist primarily of cash on deposit with two financial institutions.

Certain risks and concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents, and accounts receivable. All of the Company’s cash and cash equivalents are invested in deposits with two major financial institutions in the United States that management believes are creditworthy. Deposits with these banks may exceed the amount of insurance coverage provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents.

The Company’s accounts receivable are derived from revenues earned from customers located in the United States. The Company performs ongoing credit evaluations of its customers’ financial conditions and, generally, requires no collateral from its customers. The Company maintains allowances for potential credit losses on customer accounts when deemed necessary. Historically, such losses have been within management’s expectations.

The following table summarizes revenues from customers in excess of 10% of total net revenues:

	Year Ended December 31,		Three Months Ended March 31,
	2001	2002	2002	2003
			(Unaudited)
Company A	—	19%	—	11%
Company B	19%	11%	13%	—
Company C	14%	—	—	—
Company D	11%	—	—	—
Company E	—	—	—	18%

The following table summarizes accounts receivable from customers in excess of 10% of total accounts receivable:

	December 31,
	2001	2002
Company A	—	21%
Company B	12%	—
Company F	11%	—

No customer accounted for more than 10% of the Company’s accounts receivable as of March 31, 2003 (unaudited).

EPINIONS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Fair value of financial instruments

Carrying amounts of the Company’s financial instruments approximate fair values due to their short maturities.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Property and equipment are depreciated on a straight-line basis over their estimated useful lives of three years. Leasehold improvements are amortized on a straight-line basis over the shorter of their respective estimated useful lives or the terms of their respective leases. Upon disposal, assets and their related accumulated depreciation are removed from the accounts and the related gain or loss is included in results from operations.

Maintenance and repairs are charged to operating expenses as incurred.

Long-lived assets

Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the fair market value of the asset.

Website development costs

The Company incurs costs to develop, maintain, monitor and manage its website. The Company has expensed all costs incurred that relate to the planning and post-implementation phases of its website development. Costs incurred in the development phase are capitalized and recognized over the product’s estimated useful life if the product is expected to have a useful life beyond one year.

Website development costs are being amortized over an estimated useful life of between two to three years. The costs capitalized as website development costs in the years ended December 31, 2001 and 2002 totaled $105,000 and $80,000, respectively. The amortization of capitalized costs totaled $168,000, $212,000 and $59,000 for the years ended December 31, 2001 and 2002 and for the three months ended March 31, 2003 (unaudited), respectively.

Income taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Stock-based compensation

Employee stock awards under the Company’s compensation plans are accounted for in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to

EPINIONS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Employees (“APB 25”), and related interpretations. The Company provides the disclosure requirements of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), and related interpretations. Stock-based awards to nonemployees are accounted for under the provisions of SFAS No. 123 and Emerging Issues Task Force (“EITF”) Issue No. 96-18, Accounting for Equity Instruments that are issued to other than employees for acquiring, or in conjunction with selling goods or services.

As permitted under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), we are continuing to measure compensation costs for stock-based compensation plans using the intrinsic value method prescribed by APB 25. The pro forma disclosures of the difference between compensation cost included in net income and the related cost measured by the fair value method, as required by SFAS 123 as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123 (“FAS 148”), are presented here.

Compensation expense has been recognized for the Company’s stock incentive plan under APB No. 25. Had compensation expense been determined based on the fair value of the options at the grant date consistent with the provisions of SFAS 123, the Company’s net loss would have increased in 2001 and 2002 by $352,000 and $81,000, respectively.

For the purpose of pro forma disclosure, the fair value of each stock option grant is estimated on the date of grant with the following assumptions for grants in 2001 and 2002: no dividend yield, risk free interest rate between 4.26% and 5.14% and between 4.97% and 2.91%, respectively, 100% volatility, and weighted average expected option term of 5 years. The weighted average fair value of options granted during the years ended December 31, 2001 and 2002 were $0.13 and $0.06, respectively.

Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2001 and 2002 totaled $349,000, $700,000, respectively, and for the three months ended March 31, 2002 and 2003 totaled $133,000 and $303,000, respectively (unaudited), and are included in sales and marketing in the statement of operations.

Comprehensive income (loss)

There is no difference between the Company’s net income (loss) and its comprehensive income (loss) for the period from April 29, 1999 (inception) through March 31, 2003.

Recent accounting pronouncements

In June 2002, the FAS issued Statement of Financial Accounting Standard 146 Accounting for Exit or Disposal Activities. SFAS No. 146 addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for under EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The scope of SFAS No. 146 also includes costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily

EPINIONS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

terminated receive under the terms of a one-time benefit arrangements that is not an ongoing benefit arrangement or an individual deferred-compensation contract. The Company is required to adopt the provisions of SFAS 146 effective for exit or disposal activities initiated after December 31, 2002. The provisions of EITF No. 94-3 will continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF No. 94-3 prior to the adoption of SFAS No. 146. The adoption of SFAS 146 will change on a prospective basis the timing of when restructuring charges are recorded from a commitment date approach to when the liability is incurred. Management does not expect the adoption of SFAS 146 to have a material impact on the Company’s financial position or results of operations.

In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, or FIN 45. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. However, the provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor’s obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ended after December 15, 2002. The Company has adopted the disclosure requirements of SFAS No. 148 as of December 31, 2002.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. Management is still assessing the impact of FIN 46 on the Company’s financial position and results of operations.

2.    Restricted Cash

Restricted cash represents a certificate of deposit account with a financial institution pledged as collateral to obtain a standby letter of credit related to the Company’s office facility security deposit.

EPINIONS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

3.    Balance Sheet Components

Property and equipment

At December 31, 2001 and 2002 and March 31, 2003, property and equipment consists of the following (in thousands):

	December 31,		March 31, 2003
	2001	2002
			(Unaudited)
Computer and office equipment	$3,581	$3,623	$3,653
Software	486	494	498
Furniture and fixtures	695	695	695
Leasehold improvements	298	298	298
Website development costs	729	809	809
Trademark	65	65	65

	5,854	5,984	6,018
Less: Accumulated depreciation and amortization	(3,211)	(5,041)	(5,383)

Property and equipment, net	$2,643	$943	$635

Accrued liabilities

At December 31, 2001 and 2002 and March 31, 2003, accrued liabilities consist of the following (in thousands):

	December 31,		March 31, 2003
	2001	2002
			(Unaudited)
Eroyalties	$499	$250	$260
Compensation and related costs	208	215	231
Other	85	32	28

Total	$792	$497	$519

Royalties

The Company offers a royalty program to let its registered users earn money for writing reviews on products and services published at its website (“Eroyalties”). Registered users earn Eroyalties based on discretionary bonuses determined and issued by management. These Eroyalties rates have changed in the past and may change again at any time in the future. However, such changes will affect only the user’s future Eroyalties earnings.

When a registered user has earned at least $10 of Eroyalties credits, the user can redeem his or her earnings as cash to be paid by the Company. At December 31, 2001 and 2002 and March 31, 2003, the Company has recorded Eroyalties earned by all registered users in cost of revenues including those who have earned below the $10 minimum threshold requirement for redemption purposes. At December 31, 2002 and March 31, 2003, the Company made estimates based on historical redemption activities and individual user account activities to determine an allowance for unredeemable Eroyalties. Such allowance has been reflected on the Company’s Eroyalties liability balance at December 31, 2002 and March 31, 2003.

EPINIONS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

The Company may expire individual Eroyalties balances if the user has not accessed to his or her registered account for more than three months.

4.    Income Taxes

Based on the available objective evidence, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company has provided a full valuation allowance against its net deferred tax assets at December 31, 2001 and 2002.

Deferred tax assets (liabilities) consist of the following (in thousands):

	December 31,
	2001	2002
Deferred tax assets (liabilities):
Depreciation and amortization	$95	$(11)
Reserves	241	353
Credits	483	409
Capitalized startup costs	1,120	747
Net operating losses	12,098	12,366

Subtotal	14,037	13,864
Valuation allowance	(14,037)	(13,864)

Net deferred tax assets	$—	$—

As of December 31, 2002, the Company had a net operating loss carryforward of approximately $31 million for federal and $30.7 million for California state tax purposes. If not utilized, these carryforwards begin to expire beginning in 2019 for federal purposes and 2009 for state purposes.

The Company has research credit carryforwards of approximately $261,000 and $224,000 for federal and California state income tax purposes, respectively. If not utilized, the federal carryforwards will expire in various amounts beginning in 2019. The California state credits can be carried forward indefinitely.

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In the event the Company has had a change in ownership, utilization of the carryforwards may be restricted.

5.    Operating Leases

The Company leases its office facility and certain office equipment under non-cancelable operating leases. Total rent expense under these operating leases for the years ended December 31, 2001 and 2002 and for the three months ended March 31, 2002 and 2003 (unaudited) was approximately $993,000, $1,037,000, $259,000 and $261,000, respectively.

The Company subleases approximately 72% of its office space to another company. The sublease commenced in May 2001 and will expire in May 2004. In addition to rent, the sublessee pays a percentage of shared facility costs to the Company during the term of the sublease. Annual rental income totaled $426,000 in 2001 and $936,000 in 2002. Rental income for the three months ended March 31, 2002 and 2003 totaled $226,000 and $219,000, respectively (unaudited). Rental income from the sublease is netted against the Company’s rent expense.

EPINIONS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Future minimum lease payments and rental receipts under non-cancelable operating lease and sublease agreements at December 31, 2002 are as follows (in thousands):

Year Ending December 31,	Minimum Operating Lease Payments	Sublease Income	Net Lease Payments
2003	$1,061	$889	$172
2004	1,091	375	716
2005	432	—	432

Total	$2,584	$1,264	$1,320

6.    Indemnifications

The Company enters into various indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company typically indemnifies, holds harmless, and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally our business partners or customers, in connection with (among other things) any patent, copyright or other intellectual property infringement claim by any third party with respect to the Company’s service. The term of these indemnification agreements is generally perpetual any time after execution of the agreement subject to applicable statutes of limitations. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unspecified. To date, the Company has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements.

The Company also, as permitted under California law and in accordance with the Company’s Bylaws, indemnifies certain officers and employees for certain events or occurrences, subject to certain limits, while the officer or employee is or was serving at our request in such capacity. The term of the indemnification period is indefinite. The maximum amount of potential future indemnification is unspecified. The Company has no reason to believe that there is any material liability for actions, events or occurrences that have occurred to date.

7.    Convertible Preferred Stock and Stockholders’ Equity

Convertible preferred stock

Under the Company’s Articles of Incorporation, the Company’s convertible preferred stock (“preferred stock”) is issuable in series and the Company’s Board of Directors is authorized to determine the rights, preferences, and terms of each series. At December 31, 2002 and March 31, 2003 (unaudited), the amounts, terms, and liquidation values of the convertible preferred stock are as follows (in thousands):

	Shares		Liquidation Amount	Proceeds Net of Issuance Costs
	Authorized	Outstanding
Series C	20,322	16,001	11,811	11,749
Series A	16,252	16,252	8,126	8,099
Series B	9,141	9,141	25,000	24,968

Total	45,715	41,394	44,937	44,816

EPINIONS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Dividends

The holders of Series A preferred stock, Series B preferred stock and Series C preferred stock are entitled to non-cumulative dividends of $0.04, $0.2188 and $0.05905 per share, respectively, per annum, payable quarterly when, as, and if declared by the Board of Directors (each dividend rate to be adjusted for stock splits, stock dividends, reclassifications and the like). Such dividends will be declared or paid prior and in preference to any declaration or payment of any dividend on the common stock. At December 31, 2001 and 2002 and March 31, 2003 (unaudited), no dividends have been declared or paid.

Voting rights

The holder of each share of Series A, Series B and Series C preferred stock will have the right to vote for each share of common stock into which such preferred stock could then be converted.

Conversion

Each share of Series A, Series B and Series C preferred stock is into such number of shares of common stock as determined by dividing $0.50, $2.735 and $0.7381, respectively, by the conversion price at the time in effect for each such share of preferred stock. The initial conversion price will be $0.50 per share for Series A preferred stock, $2.735 per share for Series B preferred stock and $0.7381 per share for Series C preferred stock. Conversion is either at the option of the holder or is automatic upon the earlier of the Company’s sale of its common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, the public offering price of which is not less than $3.75 per share and which results in aggregate cash proceeds to the Company of $15,000,000, or the date specified by written consent or agreement of the holders of a majority of the Series A preferred stock, a majority of the Series B preferred stock and 65.5% of the Series C preferred stock, each voting as separate series.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, including a change in control as defined in the agreements, the holders of the Series C preferred stock will be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Series A preferred stock, Series B preferred stock or common stock, an amount per share equal to $0.7381 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares) then held by them (the “Series C Liquidation Preference”), plus declared but unpaid dividends. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series C preferred stock will be insufficient to permit the payment to such holders of the full Series C Liquidation Preference, then the entire assets and funds of the Company legally available for distribution will be distributed ratably among the holders of the Series C preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, immediately after the holders of Series C preferred stock will have been paid in full the Series C Liquidation Preference, the holders of the Series A and Series B preferred stock will be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock by reason of their ownership thereof, an amount per share equal to

EPINIONS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(i) $0.50 per share for each share of Series A preferred stock then held by them, plus declared but unpaid dividends and (ii) $2.735 per share for each share of Series B preferred stock then held by them, plus declared but unpaid dividends. If, upon the occurrence of such event, after payment of the full Series C Liquidation Preference, the assets and funds thus distributed among the holders of the Series A and Series B preferred stock will be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire remaining assets and funds of the Company legally available for distribution will be distributed ratably among the holders of the Series A and Series B preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

Common stock

The holder of each share of common stock has the right to one vote, is entitled to notice of any stockholders’ meeting in accordance with the bylaws of the Company, and is entitled to vote upon such matters and in such manner as may be provided by law.

The holder of each share of common stock is also entitled to receive dividends when, as and if declared by the Board of Directors, out of any assets of the Company legally available therefor, subject to the prior rights of holders of all classes of stock at the time outstanding having priority rights as to dividends.

The Company has granted common stock subject to repurchase rights until vested. Such common stock generally vests at the rate of 25% at the end of twelve months from the vesting commencement date and 1/48 each month thereafter. As of December 31, 2001 and 2002 and March 31, 2003 (unaudited), common stock subject to repurchase totaled 623,000, 146,000 and 98,000 shares, respectively.

Stock Option Plan

In April 1999, the Company adopted the 1999 Stock Option Plan (the “Plan”). The Plan provides for the granting of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonstatutory stock options. Incentive stock options (“ISO”) may be granted only to the Company’s employees including officers. Nonstatutory stock options (“NSO”) may be granted to the Company’s employees, consultants and directors. The Company has reserved 12,410,000 shares of common stock for issuance under the Plan, which will expire in April 2009.

Under the Plan, incentive stock options to purchase the Company’s common stock may be granted to employees including officers at prices not less than the fair market value, at the date of grant, as determined by the Board of Directors. Nonstatutory stock options may be granted to employees, consultants and directors at prices not less than 85% of the fair market value at the date of grant, as determined by the Board of Directors. In addition, incentive or nonstatutory stock options may be granted to persons owning more than 10% of the voting power of all classes of stock, at a price no less than 110% of the fair market value at the date of grant, as determined by the Board of Directors. The Board also has the authority to set the term of the options (no longer than ten years from the date of grant). Statutory stock options generally vest at the rate of 25% at the end of twelve months from the vesting commencement date and 1/48th each month thereafter. Upon being granted, statutory stock options are exercisable immediately subject to repurchase rights until vested. Nonstatutory options generally vest immediately.

EPINIONS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Activities under the Plan for the years ended December 31, 2001 and 2002 and three months ended March 31, 2003 are summarized as follows (in thousands, except for per share amounts):

	Options Available for Grant	Options Outstanding	Weighted Average Exercise Price Per Share
Balance at January 1, 2001	372	2,458	$0.25
Additional options reserved	3,112	—	—
Options granted	(1,577)	1,577	$0.17
Options exercised	—	(34)	$0.25
Options canceled	1,773	(1,773)	$0.21

Balance at December 31, 2001	3,680	2,228	$0.14

Options granted	(653)	653	$0.08
Options exercised	—	(1)	$0.08
Options canceled	1,065	(1,065)	$0.19

Balance at December 31, 2002	4,092	1,815	$0.18
Options granted (Unaudited)	(39)	39	$0.08
Options canceled (Unaudited)	70	(70)	$0.08

Balance at March 31, 2003 (Unaudited)	4,123	1,784	$0.18

The following table summarizes information about stock options outstanding at December 31, 2002 and March 31, 2003 (in thousands, except for per share amounts):

Options Outstanding and Exercisable at December 31, 2002
Exercise Price Per Share	Number of Shares	Weighted Average Remaining Contractual Life (Years)
$0.08	715	9.18
$0.25	1,100	7.64

	1,815

Options Outstanding and Exercisable at March 31, 2003 (Unaudited)
Exercise Price Per Share	Number of Shares	Weighted Average Remaining Contractual Life (Years)
$0.08	684	8.96
$0.25	1,100	7.39

	1,784

At December 31, 2001 and 2002 and March 31, 2003 (unaudited), 684,000, 756,000 and 871,000 of the options outstanding were vested, respectively.

EPINIONS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

8.    Warrants and Related Party Transaction

In October 2002, the Company issued warrants to BV Capital, which holds 34% of the Series C Preferred Stock, to purchase 541,932 shares of Common Stock at $0.01 per share. At December 31, 2002, warrants to purchase 541,932 shares of Common Stock were outstanding and will expire in April 2011. The fair value of these warrants was calculated using the Black-Scholes pricing model with the following assumptions: 100% volatility, term of 8.5 years, risk free interest rate of 3.6% and dividend yield of 0%.

9.    Employee Benefit Plan

The Company maintains a 401(k) retirement savings plan to provide retirement benefits for its full-time permanent employees. Participants in the plan may elect to contribute from 1% to 20% of their annual compensation to the plan, limited to the maximum amount allowed by the Internal Revenue Code. The Company, at its discretion, may make annual contributions to the plan. The Company has made no contributions to the plan through December 31, 2001 and 2002 and March 31, 2003 (unaudited), respectively.

10.    Subsequent Event

On March 12, 2003, the Company was acquired by DealTime Ltd., a privately-held Israeli corporation and an online comparison shopping service.

In May and June 2004, the Company was notified that a group of former holders of the Company’s common stock claims that it was damaged by alleged misrepresentations and failures to disclose material information, as well as breaches of fiduciary duty, in connection with the Company’s acquisition by Shopping.com Ltd., formerly DealTime Ltd., (“Shopping.com”) in April 2003. The acquisition was consummated following a fairness hearing before the California Department of Corporations and approvals by substantial majorities of the Company’s common stockholders and each series of the Company’s preferred stockholders. The acquisition resulted in holders of the Company’s preferred stock receiving Shopping.com preferred shares and certain employees of the Company being hired by Shopping.com and granted options to purchase Shopping.com ordinary shares, while the common stock of the Company was cancelled without consideration. The Company and Shopping.com have been notified that the group of former Epinions stockholders claims to have suffered damages of over $30 million and that such former stockholders claim to be entitled to between 1.8 million and 2.4 million of Shopping.com’s ordinary shares. The letters further state that the former stockholders may seek to recover punitive damages, or to impose a constructive trust on misappropriated property and possibly other remedies, such as rescission and restitution. If these former Epinions stockholders file a claim relating to their alleged damages, they may make additional demands. Should this claim result in litigation, the Company intends to defend itself vigorously. Accordingly, the Company has not recorded any provision with regard to these potential claims.

SHOPPING.COM LTD. AND EPINIONS, INC.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS OVERVIEW

The following unaudited pro forma combined condensed statement of operations has been prepared to give effect to the acquisition of Epinions, Inc. under the purchase method of accounting after giving effect to the pro forma adjustments described in the accompanying notes.

The unaudited pro forma combined condensed statement of operations combines the historical statements of operations of Shopping.com Ltd. and Epinions, Inc. and gives effect to the acquisition, which was completed on April 14, 2003, as if it had occurred on January 1, 2003. This pro forma information should be read in conjunction with the consolidated financial statements and related notes of Shopping.com Ltd. for the year ended December 31, 2003 and the financial statements and related notes of Epinions, Inc. for the year ended December 31, 2002 and March 31, 2003, appearing elsewhere in this prospectus.

Unaudited pro forma combined condensed financial information is presented for illustrative purposes only and is not indicative of the results of operations that would have actually been reported had the acquisition occurred at the beginning of the period presented, nor is it necessarily indicative of future results of operations. This unaudited pro forma combined condensed statement of operations is based upon the respective historical financial statements of Shopping.com Ltd. and Epinions, Inc. and does not incorporate, nor does it assume, any benefits from cost savings or synergies of the combined company. The pro forma adjustments are based on available financial information and certain estimates and assumptions that we believe are reasonable and that are set forth in the notes to the unaudited pro forma combined condensed statement of operations.

SHOPPING.COM LTD. AND EPINIONS, INC.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

(Dollars in thousands, except per share amounts)

	Shopping.com Ltd.	Epinions, Inc.	Pro Forma Adjustments	References		Pro Forma Combined
Revenues	$67,039	$3,990	$—			$71,029
Operating expenses:
Cost of revenues	3,331	303	—			3,634
Research and development	7,145	426	—			7,571
Sales and marketing	37,304	1,428	—			38,732
General and administrative	8,805	632	—			9,437
Stock-based compensation	2,495	—	—			2,495
Amortization of goodwill and other purchased intangible assets	500	68	137	(A	)	705
Restructuring and other charges	1,019	—	—			1,019

Total operating expenses	60,599	2,857	137			63,593

Income from operations	6,440	1,133	(137)			7,436

Interest income, net	640	50	—			690

Income before provision for income taxes	7,080	1,183	(137)			8,126
Provision for income taxes	(158)	—	—			(158)

Net income	$6,922	$1,183	$(137)			$7,968

Basic net income per share	$0.38					$0.39

Diluted net income per share	$0.36					$0.37

Weighted average number of ordinary shares used in computing basic net income per share	4,375					4,375

Weighted average number of ordinary shares used in computing diluted net income per share	19,463			(B	)	21,472

The accompanying notes are an integral part of these combined condensed financial statements.

SHOPPING.COM LTD. AND EPINIONS, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

U.S. Dollars in thousands

The unaudited pro forma combined condensed statements of operations included herein have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. Certain information and certain footnote disclosures normally included in the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations; however, management believes that the disclosures are adequate to make the information presented not misleading.

Note A

In April 2003, Shopping.com Ltd. (the “Company”) completed the acquisition of Epinions, Inc. (“Epinions”), a Delaware corporation, pursuant to which the Company acquired all of the then outstanding shares of Epinions, Inc. in exchange for 10,972,748 Series G Preferred Shares, 6,171,510 Series H Preferred Shares and 10,803,587 Series I Preferred Shares and options to purchase 1,302,674 ordinary shares. The assets of Epinions, Inc. and its results of operations have been included in the consolidated financial statements since that date. Epinions is a consumer-generated review service. The merger integration enabled the Company to combine Epinions’ consumer-generated reviews and ratings with its own advanced search technology and easy-to-use shopping tools to help shoppers make smart buying decisions, thereby increasing the Company’s value proposition to consumers.

The Company has accounted for this acquisition using the purchase method of accounting, pursuant to Statement of Financial Accounting Standards No. 141, Business Combinations (“FAS 141”). The fair value of the assets acquired and assumed liabilities were as follows:

Assets acquired:
Cash	$10,305
Review content	860
Software technology	250
Corporate trade name	300
Other acquired assets	3,702
Goodwill	16,814

Total assets acquired	$32,231
Liabilities assumed	1,346

Net purchase price (including transaction costs of $385)	$30,885

The aggregate purchase price of $30,500, net of the capitalized transaction costs, reflects the mid-point of the valuation range of the aggregate preferred shares and stock options issued in the acquisition, as determined by management with the assistance of a third-party valuation firm, of which $165 represented the fair value of the stock options issued based on a Black-Scholes option pricing model. Since the exercise price of the stock options issued equaled the fair market value of the underlying ordinary shares on the date of grant, no deferred stock compensation was recorded in the allocation of the purchase price. The Company believes that none of the goodwill acquired in the acquisition will be deductible for tax purposes, since it was structured as a tax-free reorganization.

SHOPPING.COM LTD. AND EPINIONS, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

STATEMENT OF OPERATIONS — (Continued)

U.S. Dollars in thousands

Note A (continued)

The pro forma combined condensed statement of operations includes the adjustments necessary to give effect to the acquisition as if it had occurred on January 1, 2003. The adjustment included in the pro forma combined statement of operations is summarized as follows:

Amortization of acquired identifiable intangible assets is calculated using a 2-year estimated useful life. Pro forma amortization for the year ended December 31, 2003 was $705.

Note B

Shares used to calculate unaudited pro forma combined net income per basic share are the same as the shares used to calculate net income per basic share for Shopping.com Ltd., since no ordinary shares were issued in the acquisition. Shares used to calculate unaudited pro forma combined net income per diluted share were computed by adding 27.9 million shares assumed to be issued in exchange for the outstanding Epinions, Inc. convertible preferred shares plus the effect of those stock options issued to Epinions, Inc. employees using the treasury stock method.

MP3 players watches furniture music lipstick vitamins refrigerators necklaces exercise gear digital video recorders kitchen tools fishing rods personal radios cradles vacuums networking hubs humidifiers flowers hand mixers cordless drills graphics cards dog toys web cameras wine remote controls board games office supplies CD players modems cutlery voice recorders tennis racquets sweaters 2-way radios snowboards bikes
A Better Way to Shop
• Rich product information
• Consumer-generated reviews
• Comparison shopping tools
Consumers
Merchants
Shopping.com
A Better Way to Sell
• Qualified lead referrals
• Ease of use, no upfront cost
• Measurable return on investment
car audio pasta makers keyboards fans hosiery exercise machines magazines videos coffee makers DVD burners tents hockey sticks vitamins puzzles backpacks toasters sunglasses air conditioners tea swimwear barbecue grills perfume shavers running shoes sportswear lingerie blenders copiers dishwashers train sets software golf clubs
CD burners laptops video games gift baskets tableware camcorders cribs sandals cell phones washing machines monitors fax machines neckties motherboards SLR cameras car seats garden tools bracelets and more

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including November 19, 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

6,871,160 Shares

Shopping.com Ltd.

Ordinary Shares

Goldman, Sachs & Co.

Credit Suisse First Boston

Deutsche Bank Securities

Piper Jaffray